Exhibit 99.1

To Shareholders

Notice of the 51st Ordinary General Meeting of Shareholders

We hereby notify you that the 51st Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1. Date: March 15, 2019 at 9:00 am (KST)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. Agendas

☐ Agenda 1 : Approval of the 51st FY Financial Statements

[Description of the Proposal]

Pursuant to Article 449 of the Korean Commercial Act and Article 53 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the 51st Fiscal Year Financial Statements.

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The Audit report from external auditor of 51st FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO website (http://www.posco.co.kr) by March 7, 2019.

☐  Agenda 2: Partial Amendments to Articles of Incorporation

  [Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the partial amendments to the Articles of Incorporation.

☐ 2-1: Partial Amendments pursuant to the Enactment and Enforcement of the Act titled “Electronic Registration of Stocks, Bonds, etc. (this “Act”)

This Act was enacted on March 22, 2016 and will be enforced on or around September 16, 2019. This Act governs the rules regarding issuance of securities by electronic means without issuance of real securities.

Existing Article	Amendment
Article 6. Face Value, Types of Shares and Share Certificates	Article 6. Par Value per Share and Types of Shares

The types of shares to be issued by the Company shall be registered common shares and registered preferred shares, having a face value of 5,000 Won per share.

Share certificates shall be issued by the Company in denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares as the shareholders may request.

The types of shares to be issued by the Company shall be registered common shares and registered preferred shares, having a par value of KRW 5,000 per share. (To be deleted)

Article 9. No Issuance of Share Certificates	(To be deleted)

If a shareholder does not desire to receive share certificates representing the whole or part of the shares owned by him, no share certificates representing such shares shall be issued by the Company.	(To be deleted)

Article 9-2. Electronic Registration of Shares	Article 9. Electronic Registration of Rights to be Indicated on Share Certificates and Certificates of Preemptive Right

(1) The Company, by the resolutions of the Board of Directors, may elect to adopt the system that allows shareholders electronically register its shares on the electronic registrar on the designated electronic registration system instead of issuing certificates representing its shares.

(2) The Board of Directors shall determine the standard operation policy necessary for the Company’s adoption of the electronic securities system.

The Company shall electronically register rights to be indicated on its share certificates and certificates of preemptive right on the electronic registrar of the electronic registration agency, in lieu of issuing share certificates and certificates of pre-emptive right.

Article 13. Registration and Alteration of an Entry in the Register of Shareholders	Article 13. Registration and Alteration of an Entry in the Register of Shareholders

(1) The Company shall, by resolution of the Board of Directors, appoint an agent to attend to the registration of transfer of shares and bonds and creation of pledges thereon, the indication of trust assets, the re-issuance of share certificates and any other matters relating thereto. Specific procedures therefor shall be in accordance with applicable laws and regulations relating to such matters and the rules the agent may set forth.

(2) Shareholders and registered pledgees who reside in foreign countries shall appoint and report the place where, and an agent to whom, notices will be given in Korea.

(1) Electronic registration of shares, management of the shareholder registry and other related businesses shall be entrusted to the transfer agent appointed by resolution of the Board of Directors. Specific procedures therefor shall be in accordance with the applicable laws and regulations and operational regulations determined by the transfer agent.

(2) (To be deleted)

Article 18. Electronic Registration of Bonds	Article 18. Electronic Registration of Rights to be Indicated on Bond and Securities from Pre-emptive Right

When the Company issues the bonds, instead of issuing certificates representing the bonds, the Company may electronically register its bonds on the electronic registrar of a designated electronic registration system by a resolution of the Board of Directors or by the decision of the Representative Director of the Company (in case the Board of Directors delegates an authority to issue the bonds to the Representative Director).	The Company shall electronically register rights to be indicated on bond and securities from pre-emptive right on the electronic registrar of the electronic registration agency, in lieu of issuing bond securities and securities from pre-emptive right.

-	ADDENDA (March 15, 2019)
-	The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 51th fiscal year; provided, however, that the amendments to Articles 6, 9, 9-2, 13 and 18 shall take effect starting from the effective date of the Enforcement Decree of the Act on Electronic Registration of Stocks, Bonds, Etc.

☐ 2-2: Appointment of External Auditor

This amendment is made pursuant to the revisions made to the Act titled “External Audit of Stock Companies” on November 1, 2018. This Act is revised to strengthen the roles and responsibilities of audit committee.

Existing Article	Amendment
Article 51. Appointment of External Auditor	Article 51. Appointment of External Auditor
An External Auditor of the Company pursuant to the Act on External Audit of Stock Companies shall be appointed by the approval of the Audit Committee. The details of the aforesaid appointment shall be reported to the shareholders at the Ordinary General Meeting of Shareholders for the fiscal year during which such appointment was or shall be made known to the shareholders in accordance with relevant laws and regulations.	The Company shall appoint an external auditor selected by the Audit Committee pursuant to the Act on External Audit of Stock Companies. The details of the aforesaid appointment shall be reported to the shareholders at the Ordinary General Meeting of Shareholders for the fiscal year during which such appointment was or shall be made known to the shareholders in accordance with relevant laws and regulations.

☐ 2-3: Vote by Proxy

The Company removed a restriction on proxy. The current article requires that a proxy can only be given to a shareholder of the Company. This amendment, however, allows a non-shareholder to be appointed as a proxy.

Existing Article	Amendment
Article 23. Vote by Proxy	Article 23. Vote by Proxy

(1) Any shareholder entitled to vote at a General Meeting of Shareholders shall have the right to vote by proxy.

(2) A proxy can be only given to a shareholder of the company, and the proxy shall submit a document evidencing the power of representation to the company before the opening of the General Meeting of Shareholders. In case of a corporate entity shareholder, any of its officers or employees may act as a proxy.

(1) Any shareholder entitled to vote at a General Meeting of Shareholders shall have the right to vote by proxy.

(2) A proxy shall submit a document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.

☐ Agenda 3: Election of Inside Directors

[Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Inside Directors of the Company as follows.

•	Number of Inside Directors to be Elected: 4 Directors

•	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by

Chang, In-Hwa	August 17, 1955

(Present) President & Representative Director, POSCO

(Head of Steel Business Unit)

Senior Executive Vice President & Inside Director, POSCO

(Head of Steel Production Division)

Senior Executive Vice President, POSCO

(Head of Technology and Investment Division)

Executive Vice President, POSCO

(Head of Steel Solution Marketing Dept.)

Ph.D. in Ocean Engineering, Massachusetts Institute of Technology

			None	None	1 Year
Board of Directors

Chon, Jung-Son	August 26, 1962

(Present) Senior Executive Vice President & Inside Director, POSCO

(Head of Corporate Strategy & Planning Division)

Senior Executive Vice President & Inside Director, POSCO

(Head of Corporate Strategy & Finance Center)

President & Representative Director, POSCO C&C

Executive Vice President, POSCO

(Head of Corporate Strategy Dept.)

B.A. in Law, Korea University

			None	None	1 Year
Board of Directors
Kim, Hag-Dong	May 27, 1959

(Present) Senior Executive Vice President, POSCO

(Head of Production Division)

Senior Executive Vice President, POSCO

(Head of Gwangyang Works)

Senior Executive Vice President, POSCO

(Head of Pohang Works)

Senior Executive Vice President & Representative Director, SNNC

			None	None	1 Year
Board of Directors

M.A., Material Engineering, Carnegie Mellon University
Jeong, Tak	April 5, 1959

(Present) Senior Executive Vice President, POSCO

(Head of Marketing Division)

Senior Executive Vice President, POSCO

(Head of Steel Business Division)

Executive Vice President, POSCO

(Head of Steel Business Strategy Dept.)

Executive Vice President, POSCO

(Head of Energy and Shipbuilding Materials

Marketing Dept.)

B.A., Department of Arabic, Hankuk University of Foreign Studies

			None	None	1 Year
Board of Directors

☐ Agenda 4: Election of Outside Directors

  [Description of the Proposal]

Pursuant to Article 382 of the Korean Commercial Act, Article 28 and 30 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint Outside Directors of the Company as follows.

•	Number of Outside Directors to be Elected: 3 Directors

•	Candidates

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Kim, Shin-Bae	October 15, 1954

Vice Chairman of SK Holdings

Vice Chairman and CEO, SK C&C

President, Korea IoT (Internet of Things) Association

President and CEO, SK Telecom

M.B.A., Wharton School, University of Pennsylvania, USA

[Special Committee Participation]

Director Candidate Recommendation Committee (100% attendance in 2017)

Evaluation and Compensation Committee

(100% attendance in 2017 and 2018)

Finance and Related Party Transactions Committee (100% attendance in 2018)

			None	None	3 Years
Director Candidate Recommendation and Management Committee

Chung, Moon-Ki	March 1, 1959

(Present) Associate Professor in Accounting, SungKyunKwan University

Vice Chairman of Korean Accounting Association

Committee Member, Accounting Review Committee of the Korea Financial Supervisory Board

Partner and Chief Quality Officer, Samil PwC

Ph.D. Accounting, Sungkyunkwan University

[Special Committee Participation]

Related Party Transactions Committee

(100% attendance in 2017)

Audit Committee (100% attendance in 2017 and 2018)

Evaluation and Compensation Committee

(100% attendance in 2017 and 2018)

			None	None	3 Years
Director Candidate Recommendation and Management Committee
Park, Heui-Jae	January 27, 1961

(Present) Professor, Seoul National University,

Mechanical&Aerospace Engineering

(Present) President, Korea Association of Industrial Tech, Security

President, Office of Strategic R&D Plan, MOTIE

Founder and CEO, SNU Precision Co.Ltd

Ph.D. Mechanical Engineering, University of Manchester Institute of Science and Technology

			None	None	3 Years
Director Candidate Recommendation and Management Committee

In the event that the candidate listed in Agenda 4 Chung, Moon-Ki is not elected as one of the Outside Directors, following Agenda 5 will be automatically discarded.

☐ Agenda 5: Election of Audit Committee Member

[Description of the Proposal]

Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to appoint an Audit Committee Member of the Company as follows.

•	Number of Audit Committee Member: 1 Member

•	Candidate

Date of Birth
Name	Recommended by	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
	March 1, 1959	(Present) Associate Professor in Accounting,	None	None	3 Years
Chung, Moon-Ki	Director Candidate Recommendation and Management Committee

SungKyunKwan University

Vice Chairman of Korean Accounting Association

Committee Member, Accounting Review Committee of the Korea Financial Supervisory Board

Partner and Chief Quality Officer, Samil PwC

Ph.D. Accounting, Sungkyunkwan University

[Special Committee Participation]

Related Party Transactions Committee

(100% attendance in 2017)

Audit Committee (100% attendance in 2017 and 2018)

Evaluation and Compensation Committee (100% attendance in 2017 and 2018)

☐ Agenda 6: Approval on Limit of Total Remuneration for Directors

  [Description of the Proposal]

Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request the Ordinary General Meeting of Shareholders to approve the limit of the total remuneration for Directors in the 52nd fiscal year.

☐	The limit (to be approved) of the total remuneration in the 52nd fiscal year:

KRW 10.0 billion

☐	The limit (approved) of the total remuneration in the 51st fiscal year:

KRW 10.0 billion

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2018 and 2017

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(in millions of Won)	Notes	December 31, 2018		December 31, 2017
Assets

Cash and cash equivalents	4,5,23	~~W~~	2,643,865	2,612,530
Trade accounts and notes receivable, net	6,17,23,29,37		9,282,609	8,950,548
Other receivables, net	7,23,37		1,385,629	1,636,006
Other short-term financial assets	8,23		8,081,096	7,045,880
Inventories	9		11,499,928	9,950,955
Current income tax assets	35		51,557	38,489
Assets held for sale	10		21,854	71,768
Other current assets	16		684,464	821,242

Total current assets			33,651,002	31,127,418

Long-term trade accounts and notes receivable, net	6,23		427,125	731,570
Other receivables, net	7,23,37		863,240	879,176
Other long-term financial assets	8,23		1,647,898	1,911,684
Investments in associates and joint ventures	11		3,650,003	3,557,932
Investment property, net	13		928,615	1,064,914
Property, plant and equipment, net	14		30,018,273	31,883,535
Intangible assets, net	15		5,170,825	5,952,269
Defined benefit assets, net	21		1,489	8,224
Deferred tax assets	35		1,381,031	1,419,226
Other non-current assets	16		508,764	489,011

Total non-current assets			44,597,263	47,897,541

Total assets		~~W~~	78,248,265	79,024,959

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

(in millions of Won)	Notes	December 31, 2018		December 31, 2017
Liabilities

Trade accounts and notes payable	23,37	~~W~~	4,006,135	3,465,146
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,289,619	11,274,516
Other payables	18,23,37		1,720,097	1,753,461
Other short-term financial liabilities	19,23,37		77,800	129,812
Current income tax liabilities	35		948,166	515,538
Provisions	20		301,280	110,946
Other current liabilities	22,29		1,594,888	1,696,597

Total current liabilities			18,937,985	18,946,016

Long-term trade accounts and notes payable	23,37		29,825	12,532
Long-term borrowings, excluding current installments	4,17,23		9,919,651	9,789,141
Other payables	18,23		148,868	147,750
Other long-term financial liabilities	19,23		64,162	114,105
Defined benefit liabilities, net	21		140,933	137,193
Deferred tax liabilities	35		1,688,893	1,904,242
Long-term provisions	20		431,036	477,172
Other non-current liabilities	22		127,361	32,800

Total non-current liabilities			12,550,729	12,614,935

Total liabilities			31,488,714	31,560,951

Equity

Share capital	24		482,403	482,403
Capital surplus	24		1,410,551	1,412,565
Hybrid bonds	25		199,384	996,919
Reserves	26		(1,404,368)	(682,556)
Treasury shares	27		(1,532,728)	(1,533,054)
Retained earnings			44,216,018	43,056,600

Equity attributable to owners of the controlling company			43,371,260	43,732,877
Non-controlling interests	25		3,388,291	3,731,131

Total equity			46,759,551	47,464,008

Total liabilities and equity		~~W~~	78,248,265	79,024,959

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(in millions of Won, except per share information)	Notes	2018		2017
Revenue	28,29,37	~~W~~	64,977,777	60,655,100
Cost of sales	29,31,34,37		(57,005,396)	(52,299,189)

Gross profit			7,972,381	8,355,910

Selling and administrative expenses	30,34
Impairment loss on trade accounts and notes receivable	23		(74,781)	(173,694)
Other administrative expenses	31		(1,985,755)	(2,003,106)
Selling expenses			(369,245)	(1,557,277)

Operating profit			5,542,600	4,621,834

Share of profit of equity-accounted investees, net	11		112,635	10,540

Finance income and costs	23,32
Finance income			1,705,970	2,372,667
Finance costs			(2,244,416)	(2,484,277)

Other non-operating income and expenses	33,37
Impairment loss on other receivables	23		(63,092)	(98,177)
Other non-operating income			523,586	448,481
Other non-operating expenses	34		(2,014,462)	(691,376)

Profit before income tax			3,562,821	4,179,692
Income tax expense	35		(1,670,757)	(1,206,223)

Profit			1,892,064	2,973,469

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		(173,489)	(47,543)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(149,188)	—
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(62,732)	(217,388)
Net changes in unrealized fair value of available-for-sale investments	23		—	(31,389)
Foreign currency translation differences			(42,908)	(264,695)
Gains or losses on valuation of derivatives	23		(212)	(143)

Other comprehensive loss, net of tax			(428,529)	(561,158)

Total comprehensive income		~~W~~	1,463,535	2,412,311

Profit attributable to:
Owners of the controlling company		~~W~~	1,690,612	2,790,106
Non-controlling interests			201,452	183,363

Profit		~~W~~	1,892,064	2,973,469

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	1,271,495	2,218,278
Non-controlling interests			192,040	194,033

Total comprehensive income		~~W~~	1,463,535	2,412,311

Basic and diluted earnings per share (in Won)	36		20,911	34,464

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394

Comprehensive income:
Profit		—	—	—	—	—	2,790,106	2,790,106	183,363	2,973,469
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(38,043)	(38,043)	(9,500)	(47,543)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(214,794)	—	—	(214,794)	(2,594)	(217,388)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(45,953)	—	—	(45,953)	14,564	(31,389)
Foreign currency translation differences, net of tax		—	—	—	(272,902)	—	—	(272,902)	8,207	(264,695)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(136)	—	—	(136)	(7)	(143)

Total comprehensive income		—	—	—	(533,785)	—	2,752,063	2,218,278	194,033	2,412,311

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(42,909)	(502,896)
Interim dividends		—	—	—	—	—	(359,993)	(359,993)	—	(359,993)
Changes in subsidiaries		—	—	—	—	—	—	—	(7,151)	(7,151)
Changes in ownership interest in subsidiaries		—	16,288	—	—	—	—	16,288	147,420	163,708
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)	(24,187)	(67,787)
Disposal of treasury shares		—	126	—	—	414	—	540	—	540
Others		—	(1,640)	—	(4,786)	—	(5,661)	(12,087)	(1,031)	(13,118)

Total transactions with owners of the controlling company		—	14,774	—	(4,786)	414	(869,241)	(858,839)	72,142	(786,697)

Balance as of December 31, 2017	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018 and 2017

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2018	~~W~~	482,403	1,412,565	996,919	(682,556)	(1,533,054)	43,056,600	43,732,877	3,731,131	47,464,008
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(76,199)	(76,199)	(63,708)	(139,907)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(498,517)	—	447,067	(51,450)	(34,754)	(86,204)

Adjusted balance as of January 1, 2018		482,403	1,412,565	996,919	(1,181,073)	(1,533,054)	43,427,468	43,605,228	3,632,669	47,237,897
Comprehensive income:
Profit		—	—	—	—	—	1,690,612	1,690,612	201,452	1,892,064
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(145,488)	(145,488)	(28,001)	(173,489)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(76,587)	—	—	(76,587)	13,855	(62,732)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(104,293)	—	(46,883)	(151,176)	1,988	(149,188)
Foreign currency translation differences, net of tax		—	—	—	(45,650)	—	—	(45,650)	2,742	(42,908)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(216)	—	—	(216)	4	(212)

Total comprehensive income		—	—	—	(226,746)	—	1,498,241	1,271,495	192,040	1,463,535

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)	(54,240)	(334,239)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)	—	(400,003)
Changes in subsidiaries		—	—	—	—	—	—	—	(2,092)	(2,092)
Changes in ownership interest in subsidiaries		—	(1,497)	—	—	—	—	(1,497)	(654)	(2,151)
Repayment of hybrid bonds		—	(2,769)	(797,535)	—	—	—	(800,304)	(359,018)	(1,159,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)	(18,448)	(42,891)
Disposal of treasury shares		—	133	—	—	326	—	459	—	459
Others		—	2,119	—	3,451	—	(5,246)	324	(1,966)	(1,642)

Total transactions with owners of the controlling company		—	(2,014)	(797,535)	3,451	326	(709,691)	(1,505,463)	(436,418)	(1,941,881)

Balance as of December 31, 2018	~~W~~	482,403	1,410,551	199,384	(1,404,368)	(1,532,728)	44,216,018	43,371,260	3,388,291	46,759,551

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(Unaudited)

(in millions of Won)	Notes	2018		2017
Cash flows from operating activities
Profit		~~W~~	1,892,064	2,973,469
Adjustments for:
Depreciation			2,914,488	2,887,646
Amortization			356,581	409,774
Finance income			(737,745)	(1,376,324)
Finance costs			1,168,225	1,440,282
Income tax expense			1,670,757	1,206,223
Impairment loss on property, plant and equipment			1,004,704	117,231
Gain on disposal of property, plant and equipment			(53,139)	(32,145)
Loss on disposal of property, plant and equipment			117,614	151,343
Impairment loss on goodwill and intangible assets			337,519	167,995
Gain on disposal of goodwill and intangible assets			(117,139)	(23,391)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(45,241)	(81,794)
Loss on disposal of investments in subsidiaries, associates and joint ventures			5,226	19,985
Share of profit of equity-accounted investees			(112,635)	(10,540)
Impairment losses on assets held for sale			50,829	—
Gain on disposals of assets held for sale			(27,171)	(1,180)
Expenses related to post-employment benefit			216,489	199,926
Impairment loss on trade and other receivables			137,873	271,871
Loss on valuation of inventories			141,799	78,560
Increase to provisions			247,315	215,382
Others, net			77,945	(9,092)

			7,354,294	5,631,752

Changes in operating assets and liabilities	39		(2,063,140)	(1,926,274)
Interest received			352,337	244,980
Interest paid			(750,410)	(735,735)
Dividends received			224,410	225,514
Income taxes paid			(1,139,830)	(806,396)

Net cash provided by operating activities		~~W~~	5,869,725	5,607,310

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(in millions of Won)	Notes	2018		2017
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(32,173,134)	(20,843,530)
Proceeds from disposal of short-term financial instruments			31,105,544	19,146,634
Increase in loans			(627,783)	(1,055,895)
Collection of loans			941,962	667,045
Acquisitions of securities			(321,916)	—
Acquisitions of available-for-sale investments			—	(66,278)
Proceeds from disposal of securities			221,646	—
Proceeds from disposal of available-for-sale investments			—	1,006,856
Acquisitions of investment in associates and joint ventures			(47,355)	(60,277)
Proceeds from disposal of investment in associates and joint ventures			88,852	74,881
Acquisitions of investment property			(44,106)	(69,169)
Proceeds from disposal of investment property			70,817	5,771
Acquisitions of property, plant and equipment			(2,135,550)	(2,287,580)
Proceeds from disposal of property, plant and equipment			90,412	39,183
Acquisitions of intangible assets			(447,616)	(343,423)
Proceeds from disposal of intangible assets			77,654	28,502
Proceeds from disposal of assets held for sale			93,338	203,958
Increase (decrease) in cash from disposal of business, net of cash transferred			447,917	(227,173)
Others, net			11,348	(37,379)

Net cash used in investing activities			(2,647,970)	(3,817,874)

Cash flows from financing activities	39
Proceeds from borrowings			2,762,446	1,725,983
Repayment of borrowings			(3,136,308)	(3,136,016)
Proceeds from (repayment of) short-term borrowings, net			(854,554)	558,083
Capital contribution from non-controlling interests			5,808	266,219
Payment of cash dividends			(723,934)	(863,450)
Payment of interest of hybrid bonds			(46,166)	(67,783)
Repayment of hybrid bonds			(1,160,000)	—
Others, net			(42,340)	(48,564)

Net cash used in financing activities			(3,195,048)	(1,565,528)

Effect of exchange rate fluctuation on cash held			4,628	(58,997)

Net increase in cash and cash equivalents			31,335	164,911

Cash and cash equivalents at beginning of the period	5		2,612,530	2,447,619

Cash and cash equivalents at end of the period	5	~~W~~	2,643,865	2,612,530

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2018

1.	General Information

General information about POSCO, its 36 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 136 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 126 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange on June 10, 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of December 31, 2018, POSCO’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	9,342,192	10.72
BlackRock Institutional Trust Company, N.A.(*1)	4,549,553	5.22
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
GIC Private Limited	2,016,887	2.31
KB Financial Group Inc. and subsidiaries(*2)	2,001,820	2.30
Others	66,381,671	76.13

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries and others.

As of December 31, 2018, the shares of POSCO are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2018 and 2017 are as follows:

		Ownership (%)
		December 31, 2018			December 31, 2017
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO Processing&Service	Steel sales and trading	93.95	0.45	94.40	93.95	0.45	94.40	Seoul
POSCO COATED & COLOR STEEL Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO ICT	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSMATE	Business facility maintenance	59.80	40.20	100.00	83.83	16.17	100.00	Seoul
POSCO A&C	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	7.50	54.88	61.13	7.50	53.63	61.13	Seoul
POSCO CHEMTECH	Refractories manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO-Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY CO., LTD.	Generation of electricity	89.02	—	89.02	89.02	—	89.02	Seoul
POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.	Steel byproduct manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
MegaAsset Co.,Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Incheon
Future Creation Fund Postech Early Stage account	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co, Ltd.	House manufacturing and management	—	100.00	100.00	—	100.00	100.00	Incheon
Posco Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
HOTEL LAONZENA	Hotel business	—	100.00	100.00	—	100.00	100.00	Daegu
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
2015 POSCO New technology II Fund	Investment in venture companies	—	25.00	25.00	—	25.00	25.00	Pohang
Posco e&c Songdo International Building	Non-residental building rental	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO ES MATERIALS CO., Ltd.	Secondary and storage battery manufacturing	90.00	—	90.00	75.32	—	75.32	Gumi
POSCO Research & Technology	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Poscoene	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Construction	90.30	—	90.30	90.30	—	90.30	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
BLUE O&M Co.,Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
Busan E&E Co,. Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Fund	Investment in venture companies	69.91	30.09	100.00	69.91	30.09	100.00	Pohang
POSCO DAEWOO Corporation	Trading, energy & resource development and others	62.90	0.04	62.94	62.90	0.04	62.94	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
PSC Energy Global Co., Ltd.	Investment in energy industry	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Eco Trans Co., Ltd	Train manufacturing and management	100.00	—	100.00	100.00	—	100.00	Suncheon
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	—	—	Incheon
POSPower Co., Ltd.(*1)	Generation of electricity	—	—	—	—	100.00	100.00	Samcheok
POCA STEM Co., Ltd.	Stem cell medicine development	—	—	—	—	100.00	100.00	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	Private equity trust	—	—	—	97.47	—	97.47	Seoul
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	Private equity trust	—	—	—	99.01	—	99.01	Seoul
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	Private equity trust	—	—	—	—	99.67	99.67	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

		Ownership (%)
		December 31, 2018			December 31, 2017
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkview	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel and raw material trading	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	61.91	38.09	100.00	56.60	43.40	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO(Guangdong) Coated Steel Co., Ltd.	Plating steel sheet manufacturing and sales	87.04	10.04	97.08	87.04	10.04	97.08	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	88.58	11.42	100.00	88.58	11.42	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-MKPC SDN BHD	Steel manufacturing and sales	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POS-ORE PTY LTD	Iron ore sales and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	99.99	—	99.99	99.99	—	99.99	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	84.84	15.16	100.00	84.84	15.16	100.00	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO WAIGAIQIAO SHANGHAI CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	84.66	—	84.66	84.88	—	84.88	Thailand
Hunchun Posco Hyundai Logistics	Logistics	—	80.00	80.00	—	80.00	80.00	China
POSCO DAEWOO VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.Krakatau Posco Chemtech Calcination	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO ICT BRASIL	IT service and engineering	—	100.00	100.00	—	100.00	100.00	Brazil
LA-SRDC	Scrap manufacturing	—	100.00	100.00	—	100.00	100.00	USA
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO AMERICA COMERCIALIZADORA S DE RL DE CV	Human resource service	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO(Guangdong) Automotive Steel Co., Ltd.	Steel manufacturing and sales	83.64	10.00	93.64	83.64	10.00	93.64	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	81.79	13.63	95.42	81.79	13.63	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treamtment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO DAEWOO MYANMAR CORPORATION LIMITED	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	80.00	10.00	90.00	80.00	10.00	90.00	Italy
POSCO DAEWOO E&P CANADA CORPORATION	Crude oil and natural gas mining	—	100.00	100.00	—	100.00	100.00	Canada
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO ICT VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
Daewoo Global Development. Pte., Ltd	Real estate development	—	81.51	81.51	—	81.51	81.51	Myanmar
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Automotive steel sheet manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Thailand

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

		Ownership (%)
		December 31, 2018			December 31, 2017
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
Daewoo Amara Company Limited	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
Daewoo Power and Infra (PTY) Limited	Electricity	—	100.00	100.00	—	100.00	100.00	South Africa
POSMATE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
Daewoo Precious Resources Co., Ltd.	Resources development	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	56.75	10.00	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	33.00	10.00	43.00	33.00	10.00	43.00	China
POSCO SUZHOU PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	30.00	70.00	100.00	30.00	70.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO E&C (THAILAND) CO.,Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Thailand
Daewoo Power PNG Ltd.	Electricity prodction	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.Krakatau Posco Social Enterprise	Social enterprise	—	100.00	100.00	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C Mongolia	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Mongolia
POSCO Gulf SFC LLC	Steel manufacturing and sales	—	65.72	65.72	—	97.76	97.76	United Arab Emirates
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
Golden Lace DAEWOO Company Limited	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO DAEWOO UKRAINE LLC	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India
POSCO INDIA HOLDINGS PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO VIETNAM HOLDINGS CO., LTD	Steel manufacturing and sales	83.54	5.29	88.83	83.54	5.29	88.83	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
PT.MRI	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-AAPC	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Plate manufacturing and sales	79.52	11.70	91.22	80.00	10.00	90.00	China
POSCO-South Asia Company Limited	Steel sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS VINA Co., Ltd	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Vietnam
PT.POSCO ICT INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO DAEWOO POWER (PNGPOM) LTD.	Electricity prodction	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT. KRAKATAU POSCO ENERGY	Electricity prodction construction and operation	—	90.00	90.00	—	90.00	90.00	Indonesia
POSCO DAEWOO AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO DEUTSCHLAND GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO DAEWOO JAPAN Corp	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO DAEWOO SINGAPORE PTE LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO DAEWOO ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO DAEWOO CHINA CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Textile LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO DAEWOO AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO DAEWOO MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO DAEWOO MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

		Ownership (%)
		December 31, 2018			December 31, 2017
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
PT.POSCO INDONESIA INTI	Mine development	99.99	—	99.99	99.99	—	99.99	Indonesia
POSCO DAEWOO SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
POSCO DAEWOO INDIA PVT., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
DAESAN (CAMBODIA) Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Cambodia
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	—	—	Australia
POSCO SINGAPORE LNG TRADING	LNG trading	50.00	50.00	100.00	—	—	—	Singapore
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	100.00	—	100.00	—	—	—	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	—	—	—	Argentina
POSCO RUS LLC	Trading and business development	—	—	—	90.00	10.00	100.00	Russia
POSCO-CDSFC	Steel structure manufacturing	—	—	—	50.20	49.80	100.00	China
POSCO MESDC S.A. DE C.V.	Logistics & Steel sales	—	—	—	—	56.80	56.80	Mexico
KIS Devonian Canada Corporation	Petroleum gas extraction	—	—	—	—	100.00	100.00	Canada
POSCO E&C VENEZUELA C.A.	Civil engineering and construction	—	—	—	—	100.00	100.00	Venezuela
PT PEN INDONESIA	Construction	—	—	—	—	100.00	100.00	Indonesia
POSCO Engineering and Construction - UZ	Civil engineering and construction	—	—	—	—	100.00	100.00	Uzbekistan

(*1)	Reclassified to associate from subsidiary during the year ended December 31, 2018.

The equity of controlling company decreased by ~~W~~1,497 million (POSCO ENERGY CO., LTD. and others) and ~~W~~16,288 million (POSCO DAEWOO Corporation, POSMATE and others) in 2018 and 2017, respectively, as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control.

Cash dividends paid to POSCO by subsidiaries in 2018 and 2017 amounted to ~~W~~100,862 million and ~~W~~70,087 million, respectively.

As of December 31, 2018, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2018 and 2017 are as follows:

1)	December 31, 2018

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	5,629,254	3,062,252	2,567,002	6,625,473	150,394
POSCO COATED & COLOR STEEL Co., Ltd.		433,863	211,625	222,238	918,003	10,317
POSCO ICT		596,991	259,099	337,892	894,978	(33,230)
POSCO A&C		85,144	67,541	17,603	179,460	(10,705)
eNtoB Corporation		136,842	92,552	44,290	766,986	4,307
POSCO CHEMTECH		837,865	144,056	693,809	1,340,984	78,552
POSCO M-TECH		122,733	34,481	88,252	300,969	14,101
POSCO ENERGY CO., LTD.		3,867,671	2,646,633	1,221,038	1,841,187	(89,402)
POSCO DAEWOO Corporation		8,773,244	5,974,098	2,799,146	23,308,796	97,772

[Foreign]
POSCO America Corporation	~~W~~	374,035	300,000	74,035	636,242	(1,515)
POSCO AUSTRALIA PTY LTD (*1)		484,839	30,932	453,907	149,824	11,569
POSCO Asia Co., Ltd.		2,329,676	2,133,777	195,899	4,168,989	13,186
POSCO-CTPC Co., Ltd.		130,364	87,060	43,304	306,890	1,703
Zhangjiagang Pohang Stainless Steel Co., Ltd.		993,812	467,160	526,652	3,083,660	14,763
POSCO (Thailand) Company Limited		124,225	51,985	72,240	350,818	5,499
Qingdao Pohang Stainless Steel Co., Ltd.		212,626	108,994	103,632	315,825	12,211
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		380,537	241,405	139,132	764,096	4,617
POSCO-China Holding Corp.		763,894	254,379	509,515	426,301	2,482
POSCO JAPAN Co., Ltd.		565,131	411,934	153,197	1,493,052	20,943
POSCO-India Pune Processing Center. Pvt. Ltd.		197,608	171,296	26,312	465,124	4,098
POSCO Japan PC CO.,LTD		290,163	235,427	54,736	545,618	3,421
POSCO-CFPC Co., Ltd.		225,577	176,354	49,223	736,947	1,883
POSCO MPPC S.A. de C.V.		396,817	314,862	81,955	669,739	6,075
POSCO-VIETNAM Co., Ltd.		462,071	434,372	27,699	735,662	(4,942)
POSCO MEXICO S.A. DE C.V.		659,633	438,935	220,698	554,000	1,112
POSCO Thainox Public Company Limited		439,573	116,476	323,097	583,055	17,578
POSCO Center Beijing		439,606	303,891	135,715	40,857	704
POSCO COATED STEEL (THAILAND) CO., LTD.		359,377	268,299	91,078	283,518	(4,485)
Daewoo Amara Company Limited		309,705	297,012	12,693	27,509	(57,280)
POSCO VST CO., LTD.		297,221	259,306	37,915	522,184	8,911
POSCO Maharashtra Steel Private Limited		1,470,627	1,020,940	449,687	1,611,424	44,331
POSCO INDIA HOLDINGS PRIVATE LIMITED		335,268	279,686	55,582	659,656	203
POSCO VIETNAM HOLDINGS CO., LTD		189,504	139,051	50,453	402,266	3,884
POSCO(Liaoning) Automotive Processing Center Co., Ltd.		96,463	60,849	35,614	209,758	2,940
POSCO SS VINA Co., Ltd.		814,950	848,885	(33,935)	618,192	(52,507)
PT. KRAKATAU POSCO ENERGY		292,801	152,185	140,616	35,738	13,935
POSCO DAEWOO AMERICA CORP.		415,837	352,603	63,234	1,551,078	7,712
POSCO DAEWOO DEUTSCHLAND GMBH		280,436	266,527	13,909	567,908	373
POSCO DAEWOO JAPAN Corp		232,760	224,313	8,447	699,328	456
POSCO DAEWOO SINGAPORE PTE LTD.		280,603	276,709	3,894	1,745,061	81
POSCO DAEWOO ITALIA S.R.L.		188,163	177,519	10,644	700,544	4,446
POSCO DAEWOO CHINA CO., LTD		86,971	78,220	8,751	277,774	(2,283)
PT. KRAKATAU POSCO		3,367,737	3,261,180	106,557	1,870,489	30,480
POSCO DAEWOO MALAYSIA SDN BHD		32,533	29,111	3,422	472,550	321
POSCO DAEWOO INDIA PVT., LTD.		108,237	100,188	8,049	848,181	1,540
POSCO ASSAN TST STEEL INDUSTRY		617,648	667,940	(50,292)	518,951	3,724

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	December 31, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	6,644,139	3,992,685	2,651,454	6,262,765	61,765
POSCO Processing&Service		519,855	193	519,662	546,443	(9,169)
POSCO COATED & COLOR STEEL Co., Ltd.		407,628	187,010	220,618	885,160	19,078
POSCO ICT		634,469	235,824	398,645	918,345	42,376
POSCO A&C		150,473	120,010	30,463	224,396	806
POSCO Venture Capital Co., Ltd.		391,301	274,056	117,245	26,335	5,239
eNtoB Corporation		123,216	82,552	40,664	678,444	3,422
POSCO CHEMTECH		791,425	148,219	643,206	1,163,918	72,870
POSCO M-TECH		142,854	60,179	82,675	257,832	9,665
POSCO ENERGY CO., LTD.		4,697,407	3,001,544	1,695,863	1,578,026	70,404
POSCO DAEWOO Corporation		8,181,642	5,406,016	2,775,626	20,891,526	150,381

[Foreign]
POSCO America Corporation	~~W~~	313,481	239,960	73,521	667,047	(3,514)
POSCO AUSTRALIA PTY LTD (*1)		551,908	45,670	506,238	160,918	45,958
POSCO Asia Co., Ltd.		2,191,817	2,016,697	175,120	4,299,047	9,182
POSCO-CTPC Co., Ltd.		108,742	69,963	38,779	256,742	2,151
POSCO E&C Vietnam Co., Ltd.		134,067	101,378	32,689	65,720	(20,160)
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,115,157	557,949	557,208	2,922,920	106,866
POSCO (Thailand) Company Limited		129,639	64,897	64,742	340,290	9,236
Qingdao Pohang Stainless Steel Co., Ltd.		174,951	82,443	92,508	375,775	4,402
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		395,835	259,574	136,261	709,405	13,762
POSCO JAPAN Co., Ltd.		585,611	461,618	123,993	1,537,288	9,759
POSCO-India Pune Processing Center. Pvt. Ltd.		187,129	163,557	23,572	444,172	13,909
POSCO Japan PC CO.,LTD		296,887	248,872	48,015	582,499	6,066
POSCO-CFPC Co., Ltd.		175,978	128,242	47,736	696,950	3,451
POSCO E&C CHINA Co., Ltd.		87,168	50,851	36,317	70,150	(5,130)
POSCO MPPC S.A. de C.V.		390,013	316,406	73,607	650,373	10,389
POSCO-VIETNAM Co., Ltd.		429,485	397,418	32,067	654,780	665
POSCO MEXICO S.A. DE C.V.		640,618	431,734	208,884	597,170	4,786
PT. Bio Inti Agrindo		198,794	170,420	28,374	15,227	(3,119)
POSCO Thainox Public Company Limited		427,736	129,600	298,136	542,704	10,405
POSCO Center Beijing		454,289	318,519	135,770	37,283	151
POSCO(Guangdong) Automotive Steel Co., Ltd.		321,895	224,321	97,574	320,178	4,037
POSCO COATED STEEL (THAILAND) CO., LTD.		340,120	248,913	91,207	219,132	(13,297)
Daewoo Amara Company Limited		355,096	287,153	67,943	5,936	(16,632)
POSCO VST CO., LTD.		292,495	264,783	27,712	483,890	6,122
POSCO Maharashtra Steel Private Limited		1,560,655	1,136,456	424,199	1,381,792	98,528
POSCO INDIA HOLDINGS PRIVATE LIMITED		276,211	218,294	57,917	284,164	12,409
POSCO VIETNAM HOLDINGS CO., LTD (formerly, POSCO-VNPC CO., LTD.)		162,961	118,398	44,563	241,862	641
POSCO(Liaoning) Automotive Processing Center Co., Ltd.		85,791	52,984	32,807	191,279	2,782
POSCO SS VINA Co., Ltd.		753,725	734,407	19,318	499,523	(55,098)
PT. KRAKATAU POSCO ENERGY		295,080	166,467	128,613	39,419	12,564
POSCO DAEWOO AMERICA CORP.		397,865	344,705	53,160	1,354,784	2,593
POSCO DAEWOO DEUTSCHLAND GMBH		226,873	213,296	13,577	527,376	1,123
POSCO DAEWOO JAPAN Corp		187,541	180,053	7,488	734,141	357
POSCO DAEWOO SINGAPORE PTE LTD.		173,283	169,202	4,081	1,435,960	63
POSCO DAEWOO ITALIA S.R.L.		153,270	146,566	6,704	461,988	1,710
POSCO DAEWOO CHINA CO., LTD		34,659	22,563	12,096	332,246	(3,728)
PT. KRAKATAU POSCO		3,345,645	3,275,109	70,536	1,549,443	(134,330)
POSCO DAEWOO MEXICO S.A. de C.V.		80,802	71,240	9,562	250,216	858
POSCO DAEWOO INDIA PVT., LTD.		108,234	101,415	6,819	703,233	3,413
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.		93,219	379,855	(286,636)	88,940	(13,205)
POSCO ASSAN TST STEEL INDUSTRY		555,745	607,526	(51,781)	526,406	6,532

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD, a subsidiary of POSCO, is based on consolidated amounts. The financial information for the other entities is based on separate financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	Details of non-controlling interest as of and for the years ended December 31, 2018 and 2017 are as follows:

1)	December 31, 2018

(in millions of Won)	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	~~W~~	5,311,596	615,491	416,284	3,599,997	825,241	9,137,798	19,906,407
Non-current assets		4,363,490	2,730,865	460,905	1,884,088	2,767,203	5,493,324	17,699,875
Current liabilities		(4,724,056)	(1,368,498)	(140,268)	(2,514,437)	(1,197,845)	(8,026,474)	(17,971,578)
Non-current liabilities		(1,563,107)	(1,754,797)	(10,767)	(485,018)	(1,445,288)	(1,925,084)	(7,184,061)
Equity		3,387,923	223,061	726,154	2,484,630	949,311	4,679,564	12,450,643
Non-controlling interests		1,255,728	66,918	290,461	1,172,768	335,203	929,506	4,050,584
Sales		23,314,595	1,871,634	1,340,984	6,622,433	1,841,187	24,721,939	59,712,772
Profit (loss) for the period		113,196	54,257	142,918	249,809	(73,948)	(56,151)	430,081
Profit (loss) attributable to non-controlling interests		41,956	16,277	57,167	117,912	(8,116)	(101,156)	124,040
Cash flows from operating activities		(61,173)	89,131	29,865	207,729	16,211	14,869	296,632
Cash flows from investing activities		(12,780)	(6,432)	(15,801)	272,230	35,460	(13,199)	259,478
Cash flows from financing activities (before dividends to non-controlling interest)		99,496	(82,295)	—	(400,499)	(71,378)	(16,094)	(470,770)
Dividends to non-controlling interest		(22,862)	—	(8,270)	—	(19,813)	(6,906)	(57,851)
Effect of exchange rate fluctuation on cash held		807	21	(17)	1,257	—	1,682	3,750
Net increase (decrease) in cash and cash equivalents		3,488	425	5,777	80,717	(39,520)	(19,648)	31,239

2)	December 31, 2017

(in millions of Won)	POSCO DAEWOO Corporation		PT. KRAKATAU POSCO	POSCO CHEMTECH	POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO ENERGY CO., LTD.	Others	Total
Current assets	~~W~~	4,483,544	557,041	441,325	4,161,410	1,054,538	8,579,813	19,277,671
Non-current assets		4,590,394	2,771,504	316,724	2,400,787	2,859,824	6,676,559	19,615,792
Current liabilities		(4,221,443)	(1,237,255)	(145,649)	(3,352,358)	(785,462)	(8,313,902)	(18,056,069)
Non-current liabilities		(1,549,013)	(1,933,247)	(970)	(479,772)	(2,200,065)	(2,048,454)	(8,211,521)
Equity		3,303,482	158,043	611,430	2,730,067	928,835	4,894,016	12,625,873
Non-controlling interests		1,224,303	47,413	244,572	1,288,615	101,943	974,942	3,881,788
Sales		20,891,526	1,635,837	1,163,918	6,262,765	1,578,026	23,547,072	55,079,144
Profit (loss) for the period		115,321	(117,729)	101,019	233,169	70,795	258,053	660,628
Profit (loss) attributable to non-controlling interests		42,739	(35,318)	40,408	110,058	7,770	39,605	205,262
Cash flows from operating activities		128,875	(27,817)	20,042	(84,840)	30,295	140,454	207,009
Cash flows from investing activities		(86,365)	(5,502)	(18,699)	(171,924)	(2,792)	(64,389)	(349,671)
Cash flows from financing activities (before dividends to non-controlling interest)		(20,791)	31,782	8	150,801	220,317	(42,205)	339,912
Dividends to non-controlling interest		(21,102)	—	(7,088)	—	(24,183)	(7,976)	(60,349)
Effect of exchange rate fluctuation on cash held		(459)	(147)	(6)	(3,541)	—	(15,485)	(19,638)
Net increase (decrease) in cash and cash equivalents		158	(1,684)	(5,743)	(109,504)	223,637	10,399	117,263

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(e)	Details of associates and joint ventures

1)	Associates

Details of associates as of December 31, 2018 and 2017 are as follows:

		Ownership (%)
Investee	Category of business	2018	2017	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Seoul
Gale International Korea, LLC	Real estate rental	29.90	29.90	Seoul
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
KONES, Corp.	Technical service	41.67	41.67	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation	Real estate development and rental	27.40	27.40	Mokpo
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*1)	Investment in new technologies	12.50	12.50	Seoul
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	31.27	31.14	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	19.00	19.00	Hwaseong
Garolim Tidal Power Plant Co.,Ltd	Tidal power plant construction and management	32.13	32.13	Seosan
POSTECH Social Enterprise Fund(*1)	Investment in new technologies	9.17	9.17	Seoul
QSONE Co.,Ltd.	Real estate rental and facility management	50.00	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	45.67	45.67	Chuncheon
Keystone NO. 1 Private Equity Fund	Private equity financial	40.45	40.45	Seoul
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
Daesung Steel(*1)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
2016 PoscoPlutus New technology Fund	Investment in new technologies	25.17	25.17	Seoul
Hyundai Invest Guggenheim CLO Private Special Asset Qualified Trust No.2	Investment in new technologies	38.47	38.47	Seoul
PoscoPlutus Bio Fund(*1)	Investment in new technologies	11.97	11.97	Seoul
PoscoPlutus Project Fund(*1)	Investment in new technologies	11.91	11.91	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
PoscoPlutus Project 2nd Project Fund(*1)	Investment in new technologies	0.61	0.61	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC. Centroid 1st Fund	Investment in new technologies	24.10	24.10	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	9.71	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	20.00	Seoul
Clean Gimpo Co., Ltd.	Construction	29.58	29.58	Gimpo
Incheon-Gimpo Expressway Co., Ltd.(*1)	Construction	18.26	18.26	Anyang
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Seoul
POSCO PLANTEC Co., Ltd.(*2)	Construction of industrial plant	73.94	73.94	Ulsan
Postech Early Stage Fund(*1)	Investment in new technologies	10.00	10.00	Pohang
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	22.89	23.87	Paju
Pohang Techno Valley PFV Corporation(*3)	Real estate development, supply and rental	57.39	57.39	Pohang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Western Inland highway CO.,LTD.(*4)	Construction	27.50	—	Incheon
Metropolitan Outer Ring Expressway co., ltd.(*4)	Investment in Expressway	47.58	—	Incheon
IT ENGINEERING CO., LTD.(*1,4)	Vehicle engineering	10.84	—	Seoul
PCC Bio 1ST Fund(*1,4)	Investment in new technologies	13.46	—	Seoul
INNOPOLIS Job Creation Fund II(*1,4)	Investment in new technologies	6.43	—	Seoul
POSPower Co., Ltd.(*5)	Generation of electricity	34.00	—	Samcheok
INKOTECH, INC.(*1,4)	Electricity generation and sales	10.00	—	Seoul
PCC Social Enterprise Fund II(*1,4)	Investment in venture companies	16.67	—	Seoul
PCC Amberstone Private Equity Fund II(*1,4)	Private equity trust	19.70	—	Seoul
Synapse Fund(*1,4)	Investment in new technologies	16.26	—	Seoul
NEXTRAIN Co.,Ltd(*4)	Service maintenance and management	32.00	—	Incheon
TK CHEMICAL CORPORATION(*1,4)	Chemical	8.80	—	Daegu
Hanil-Daewoo Cement Co., Ltd.(*1,4)	cement	15.00	—	Incheon
Pohang Techno Valley AMC(*6)	Construction	—	29.50	Pohang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Investee		Ownership (%)
	Category of business	2018	2017	Region
[Foreign]
VSC POSCO Steel Corporation	Steel processing and sales	50.00	50.00	Vietnam
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sales	49.00	49.00	Vietnam
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co.,Ltd.	Tinplate manufacturing and sales	34.00	34.00	China
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	36.83	36.83	Kazakhstan
LI3 ENERGY INC	Resource development	26.06	26.06	Peru
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
7623704 Canada Inc.(*1)	Investments management	10.40	10.40	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel processing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
PT. Batutua Tembaga Raya	Raw material manufacturing and sales	22.00	22.00	Indonesia
KIRIN VIETNAM CO., LTD(*1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel processing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.93	17.06	Australia
SAMHWAN VINA CO., LTD(*1)	Steel processing and sales	19.00	19.00	Vietnam
JB CLARK HILLS	Construction	25.00	25.00	Philippines
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
Sebang Steel	Scrap sales	49.00	49.00	Japan
NCR LLC	Coal sales	29.41	29.41	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
KG Power(M) SDN. BHD	Resource development	20.00	20.00	Malaysia
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd(*3)	Exhaust meter manufacturing	40.00	—	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1,3)	medicine production	3.42	—	Vietnam
ERAE Automotive Systems Mexico, S. DE R.L. DE C.V(*1,3)	Automobile parts manufacturing	7.65	—	Mexico

(*1)	Considering the composition of board of directors, the Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*2)

On September 30, 2015, in order to improve its financial standing and normalize operation, the associates reached a workout agreement with its Creditor Financial Institutions Committee. As a result, the Company lost its control and classified its shares as investment in associate.

(*3)

Considering the composition of board of directors, the Company does not have control and classified its shares as investment in an associate, even though the Company’s percentage of ownership is over 50%..

(*4)	These associates were newly established or acquired in 2018.
(*5)	Reclassified to associate from subsidiary during the year ended December 31, 2018.
(*6)	Excluded from associates due to liquidation during the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	Joint ventures

Details of joint ventures as of December 31, 2018 and 2017 are as follows:

		Ownership (%)
Investee	Category of business	2018	2017	Region
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-SGI Falcon Pharmaceutic Bio Secondary Fund 1	Investment in new technologies	24.55	24.55	Seoul
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund(*1)	Investment in new technologies	19.72	—	Seoul
PCC Material 3rd Fund(*1)	Investment in new technologies	2.38	—	Seoul
PCC L&K IST FUND(*2)	Investment in new technologies	—	10.00	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
USS-POSCO Industries	Cold-rolled steel manufacturing and sales	50.00	50.00	USA
PT. POSMI Steel Indonesia	Steel processing and sales	36.69	36.69	Indonesia
United Spiral Pipe, LLC	Material manufacturing and sales	35.00	35.00	USA
CSP - Compania Siderurgica do Pecem	Steel manufacturing and sales	20.00	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
VNS-DAEWOO Co., Ltd.	Steel scrap processing and sale	50.00	40.00	Vietnam
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	19.00	19.00	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.90	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd(*1)	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD	Automotive parts manufacturing	13.00	13.00	China
Kwanika Copper Corporation	Energy & resource development	35.00	35.00	Canada
DMSA/AMSA	Energy & resource development	4.00	4.00	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
Korea Siberia Wood CJSC(*3)	Forest resource development	—	50.00	Russia

(*1)	These joint ventures were newly established in 2018.
(*2)	Excluded from joint ventures due to liquidation during the year ended December 31, 2018.
(*3)	Excluded from joint ventures due to the disposal of shares during the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(f)	Newly included subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2018 are as follows:

Company	Date of addition	Ownership (%)	Reason
POS-LT PTY LTD	March 2018	100.00	New establishment
POSCO SINGAPORE LNG TRADING PTE. LTD.	June 2018	100.00	New establishment
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	June 2018	100.00	New establishment
POSCO Argentina S.A.U.	October 2018	100.00	New establishment
Songdo Development PMC (Project Management Company) LLC.	October 2018	100.00	New establishment

(g)	Excluded subsidiaries

Subsidiaries that were excluded from consolidation during the year ended December 31, 2018 are as follows:

Company	Date of exclusion	Reason
KIS Devonian Canada Corporation	February 2018	Merged into POSCO DAEWOO E&P CANADA CORPORATION
POSCO-CDSFC	February 2018	Merged into POSCO China Dalian Plate Processing Center Co., Ltd.
POCA STEM Co., Ltd.	March 2018	Liquidation
POSCO E&C VENEZUELA C.A.	March 2018	Liquidation
PT PEN INDONESIA	March 2018	Merged into PT. POSCO E&C INDONESIA
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-2	April 2018	Disposal
Mirae Asset Smart Q Sigma 2.0 Professional Private Equity Trust	May 2018	Disposal
Kyobo Securities Bond Plus 6M Professional Private Equity Trust W-5	May 2018	Disposal
POSCO RUS LLC	May 2018	Liquidation
POSPOWER Co., Ltd.	July 2018	Reclassification to an associate upon loss of control due to a decline in ownership
POSCO MESDC S.A. DE C.V.	August 2018	Merged into POSCO MEXICO S.A. DE C.V.
POSCO Engineering and Construction - UZ	November 2018	Liquidation

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 30, 2019, and will be submitted for approval at the shareholders’ meeting to be held on March 15, 2019.

In 2018, the Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 2(4).

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Fair value through profit or loss assets are measured at fair value

(c)	Fair value through other comprehensive income assets are measured at fair value

(d)	Available-for-sale financial assets are measured at fair value

(e)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset

Functional and presentation currency

The financial statements of POSCO and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO’s functional currency which is the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 10 - Assets held for sale

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

•	Note 25 - Hybrid bonds

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 8 - Other financial assets

•	Note 11 - Investments in associates and joint ventures

•	Note 14 - Property, plant and equipment, net

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Contracts applied the input method

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The other accounting standards adopted from January 1, 2018 have no significant effect on the Company’s consolidated financial statements.

The effect of initially applying these standards is mainly attributed to the following:

•	identify the shipping services included in certain sales contracts as a separate performance obligation

•	determine separate construction contracts such as design, purchase and construction services which are highly dependent or correlated as a single performance obligation

•	estimate variable consideration such as sales discount and price adjustments based on performance

•	change in the method of revenue recognition from certain construction contracts and service contracts without enforceable right to payment for performance completed

•	change in percentage of completion due to excessive use of materials

•	recognize as an expense immediately of prepaid contract cost unless those costs are explicitly chargeable to the customers regardless of whether the contract is obtained

•	change in classification and subsequent measurement of financial assets

•	increase in impairment loss on financial assets

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter Transactions Involving Advertising Services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the Construction of Real Estate”, and K-IFRS No. 2118 “Transfers of Assets from Customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application, and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings and non-controlling interests as of January 1, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(in millions of Won)	Retained earnings		Non-controlling interests
Shipping services included in the sales contract	~~W~~	(949)	(156)
Separate construction contract determined to be a single performance obligation		452	628
Variable consideration for sales discounts and price adjustments based on performance		(2,613)	172
Change in revenue recognition method for contracts without enforceable right to payment		(6,481)	(5,847)
Change in percentage of completion due to excessive use of materials		(2,855)	(1,512)
Recognize prepaid contract cost as an expense		(63,753)	(56,993)

	~~W~~	(76,199)	(63,708)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1)	Identification of performance obligations

The Company holds certain contracts for sales of manufactured product and merchandise which include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and selling and administrative expenses, increases in other current assets and contract liabilities and decrease in other payables as of and for the year ended December 31, 2018.

In addition, the Company has decided to reclassify the costs incurred in the shipping services from selling and administrative expenses to cost of sales during the period.

Certain construction contracts of the Company includes design, purchase and construction services through separate service contracts. According to K-IFRS No. 1115, if service or goods provided by the Company are highly dependent or correlated, the Company should identify them as a single performance obligation regardless of the number of contracts made.

The Company considered each service contract as a combined single obligation and identified as a single performance obligation. This change in relevant accounting policy resulted in increases in revenue and contract assets as of and for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	Variable consideration

Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed.

In certain sales arrangements, unit price is subject to adjustment due to quality of products. A certain percentage of sales discount is also provided in case customers make payment before the settlement due date. In addition, certain service contracts are subject to compensation payment if the Company fails to achieve a promised level of obligation.

The Company changed its accounting treatment regarding variable consideration in accordance with K-IFRS No. 1115. This change in relevant accounting policy resulted in decrease in revenue and increase in contract liabilities as of and for the year ended December 31, 2018.

3)	Performance obligation satisfied over time

In accordance with K-IFRS No. 1115, revenue is recognized over time by measuring progress only if the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

The Company has determined that it has no enforceable right to payment for performance completed to date for certain service contracts including construction service of which the Company provides. This change in relevant accounting policy resulted in increases in revenue and cost of sales, decreases in contract assets and contract liabilities and increase in inventories as of and for the year ended December 31, 2018.

According to K-IFRS No. 1115, the effects of any inputs that do not depict the transfer of control of goods or services to the customer such as the costs of wasted materials, labor or other resources to fulfil the contract that were not reflected in the price of the contract should be excluded from calculating percentage of completion. This change in relevant accounting policy resulted in increase in revenue and decreases in contract assets and liabilities as of and for the year ended December 31, 2018.

4)	Incremental costs of obtaining a contract

In accordance with K-IFRS No. 1115, the Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs, and costs that are recognized as assets are amortized over the period that the related goods or services are transferred to the customer.

Certain costs incurred in construction segment such as costs to obtain a contract that would have been incurred regardless of whether the contract was obtained is recognized as an expense immediately, unless those costs are explicitly chargeable to the customer regardless of whether the contract is obtained. Such costs have been previously capitalized if it is probable the related contracts will be entered into. This change in relevant accounting policy resulted in decreases in revenue, cost of sales and finance costs, increase in selling and administrative expenses, decreases in contract assets, other current assets and provisions and increase in contract liabilities as of and for the year ended December 31, 2018.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

5)	Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s consolidated statements of financial position and consolidated statements of comprehensive income as of and for the year ended December 31, 2018 are as follows. There is no material impact on the Company’s consolidated statements of cash flows for the year ended December 31, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Condensed consolidated statements of financial position
Current assets	~~W~~	33,651,002	176,910	33,827,912
Trade accounts and notes receivable		9,282,609	77,889	9,360,498
Inventories		11,499,928	(1,502)	11,498,426
Other current assets		684,464	100,523	784,987
Non-current assets		44,597,263	(40,390)	44,556,873
Deferred tax assets		1,381,031	(40,390)	1,340,641
Current liabilities		18,937,985	10,068	18,948,053
Others payables		1,720,097	17,809	1,737,906
Current income tax liabilities		948,166	(640)	947,526
Provisions		301,280	(28,748)	272,532
Other current liabilities		1,594,888	21,647	1,616,535
Retained earnings		44,216,018	66,150	44,282,168
Non-controlling interests		3,388,291	60,252	3,448,543

Condensed consolidated statements of comprehensive income
Revenue	~~W~~	64,977,777	(78,848)	64,898,929
Cost of sales		(57,005,396)	38,315	(56,967,081)
Selling and administrative expenses		(2,429,781)	25,501	(2,404,280)
Finance costs		(2,244,416)	178	(2,244,238)
Profit before income tax		3,562,821	(14,854)	3,547,967
Income tax expense		(1,670,757)	1,349	(1,669,408)
Profit		1,892,064	(13,505)	1,878,559

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively the standard with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the cumulative effect resulting from initial application of K-IFRS No. 1109 as reserves, retained earnings and non-controlling interests of the Company at the date of initial application.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves, retained earnings and non-controlling interests as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings	Non-controlling interests
Classification to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(498,517)	498,517	—
Recognition of expected credit losses		—	(51,450)	(34,754)

	~~W~~	(498,517)	447,067	(34,754)

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1)	Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. The classification of financial assets is driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract is determined for the entire contract without separating the embedded derivative.

As of January 1, 2018, the date of initial application, measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Derivative assets	Financial assets at fair value through profit or loss	~~W~~	65,051	Fair value through profit or loss	~~W~~	65,051
	Hedging instrument		3,239	Hedging instrument		3,239
Cash and cash equivalents	Loans and receivables		2,612,530	Amortized cost		2,612,530
Trade accounts and notes receivable(*1)	Loans and receivables		8,901,867	Amortized cost		8,839,978
Other receivables(*1)	Loans and receivables		2,195,466	Fair value through profit or loss		1,898
				Amortized cost		2,188,820
Equity securities(*2)	Available-for-sale financial assets		1,421,295	Fair value through profit or loss		17,812
				Fair value through other comprehensive income		1,403,483
Debt securities(*2)	Available-for-sale financial assets		190,579	Fair value through profit or loss		188,276
				Fair value through other comprehensive income		2,303
	Held-to-maturity financial assets		5,211	Amortized cost		5,211
Other Securities(*2)	Available-for-sale financial assets		366,241	Fair value through profit or loss		366,241
Deposit instruments	Loans and receivables		1,358,311	Amortized cost		1,358,311
Short-term financial instruments	Financial assets at fair value through profit or loss		1,970	Fair value through profit or loss		5,547,637
	Loans and receivables		5,545,667

(*1)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~107,454 million, retained earnings and non-controlling interests were decreased by ~~W~~51,450 million and ~~W~~34,754 million, respectively.

(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~498,517 million and retained earnings were increased by ~~W~~498,517 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “Financial Instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

As of January 1, 2018, the date of initial application, the Company recognized an increase in loss allowances of ~~W~~107,454 million and decreases in retained earnings and non-controlling interests of ~~W~~51,450 million and ~~W~~34,754 million, respectively.

In addition to the application of K-IFRS No. 1109, the Company applied the amendments to K-IFRS No. 1001 “Presentation of Financial Statements”, which requires the recognition of impairment of financial assets to be separated in the separate Statements of Comprehensive Income. Impairment loss on trade accounts and notes receivable and Impairment loss on other receivables are presented as separate items.

3)	Hedge Accounting

Regarding the initial application of K-IFRS No. 1109, the Company determined to consistently apply hedge accounting requirements of K-IFRS No. 1039.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

3.	Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(e)	Interests in equity-accounted investees

The Company’s interests in equity-control investees comprise interests in associates and joint ventures. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.

(f)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency transactions and translation

(a)	Foreign currency transactions

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first day of the first reporting period following the change in the business model.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or loss is recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company, and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	3-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-10 years
Furniture and fixtures	3-20 years
Lease assets	3-30 years
Bearer plants	20 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	4-25 years
Development costs	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Exploration for and evaluation of mineral resources

POSCO is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil/gas wells, drilling for viability and others. On completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Measurement of expected credit losses

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the portion of lifetime expected credit losses that result from default that are possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, employee benefits, inventories and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determined that individual operating entities are CGUs.

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as describe below.

(a)	Hedge accounting

The Company holds forward exchange contracts, currency swaps and commodity future contracts to manage foreign exchange risk and commodity fair value risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

①	Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

②	Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(b)	Embedded derivatives

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(c)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities measured at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Financial liabilities measured at amortized cost

Non-derivative financial liabilities other than financial liabilities measured at fair value through profit or loss are classified as financial liabilities measured at amortized cost. At the date of initial recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Other rights and performance obligations from contracts with customers are accounted on a net basis. For a same contract, the Company offsets ‘due from customers for contract work’ and ‘due to customers for contract work’.

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses) exceed progress billings. If progress billings exceed costs incurred plus recognized profits (less recognized losses), then the gross amount due to customers for contract work is presented. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

The Company recognizes advances received regarding the amount received from the ordering organization before the commencement of the construction. Also, the Company recognized trade accounts and notes receivable with respect to the amount billed to the ordering organization.

Other rights and performance obligations from contracts with customers are accounted on a net basis. For a same contract, the Company offsets ‘due from customers for contract work’ and ‘due to customers for contract work’.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond twelve months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of the total of cumulative any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Revenue from contracts with customers

The company has initially applied IFRS 15 from 1 January 2018. Information about the Company’s accounting policies relating to revenue from contracts with customers is provided in Note 28.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. The effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset(when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS 1037 “Provisions Contingent Liabilities and Contingent Assets”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(a)	Current income tax

Current income tax is the expected income tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

The Company offsets current tax assets and current tax liabilities if, and only if, the Company:

•	has a legally enforceable right to set off the recognized amounts, and

•	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(b)	Deferred income tax

The measurement of deferred income tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred income tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

A deferred income tax asset is recognized for the carryforward of unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the unused tax losses, tax credits and deductible temporary differences can be utilized. The future taxable profit depends on reversing taxable temporary differences. When there are insufficient taxable temporary differences, the probability of future taxable profit(including the reversal of temporary differences) should be considered.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current income tax liabilities and assets on a net basis.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

New standards and interpretations not yet adopted

The following new standard has been published but is not mandatory for the Company for annual period beginning on January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

The Company will apply K-IFRS No. 1116 “Leases” for the year beginning on January 1, 2019. The Company is evaluating analysis of financial impact resulting from adoption of new standards and the estimated effect on the separate financial statements at the date of initial application based on current situation as of December 31, 2018. However, a reasonable estimation of financial impact is not determined since the analysis of financial impact is not completed.

K-IFRS No. 1116 “Leases” replaces existing leases guidance, including K-IFRS No. 1017 Leases, K-IFRS No. 2014 “Determining whether an Arrangement contains a Lease”, K-IFRS No. 2015 “Operating Leases-Incentives” and K-IFRS No. 2027 “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

K-IFRS No. 1116 suggests an single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease with a term of 12 months or less at the commencement date or low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

1)	Leases in which the Company is a lessee

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The most significant impacts so far identified are contracts of carriage of goods by sea for vessels that the Company uses for transporting raw materials. As of December 31, 2018, the Company is analyzing whether the contract is a contract that includes lease or lease under K-IFRS No. 1116 “Lease”.

In addition, the Company will recognize new assets and liabilities for its operating leases of warehouse and factory facilities. For these assets, the Company is performing an assessment of the impact resulting from the application of K-IFRS No. 1116.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

The Company intends to apply the retrospective approach which will recognize the cumulative impact of initially applying K-IFRS No. 1116 as of January 1, 2019, the date of initial application. Accordingly, upon adoption of K-IFRS No. 1116, the Company will recognize the accumulated effect resulting from initial application of K-IFRS No. 1116 as retained earnings of the Company at the date of initial application and not restate the financial statements for comparative periods.

The Company may maintain the definition of lease contracts remained as of January 1, 2019 by a practical expedient. For contracts that were previously identified as operating leases applying K-IFRS No. 1017 “Leases” , the Company may apply the practical expedients on a lease-by-lease basis(such as applying a single discount rate to a portfolio of leases with reasonably similar characteristics).

2)	Leases in which the Company is a lessor

As a lessor, the Company expects to have no significant impact on its financial statements since the present lease accounting treatment is not significantly different from applying K-IFRS No. 1116.

(b)	K-IFRS No. 2123 “Uncertainty over Tax Treatments”

If there is a uncertainly on tax treatment such as dispute of a particular tax treatment by the taxation authority, the Company determines whether it is probable that the taxation authority will accept an uncertain tax treatment in determining taxable profit, tax bases, unused tax losses, unused tax credits or tax rates.

If the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the most likely amount or the expected value depending on which method the entity expects to better predict the resolution of the uncertainty.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The application of K-IFRS No. 2123 “Uncertainty over Tax Treatments” will be obligatory for the year beginning on January 1, 2019. The Company expects the adoption of the standard will not have significant impact on consolidated financial statement.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

4.	Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

①	Currency risk

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2018 and 2017 is as follows:

(in millions of Won)	2018		2017
Total borrowings	~~W~~	20,209,270	21,063,657
Less: Cash and cash equivalents		2,643,865	2,612,530

Net borrowings		17,565,405	18,451,127
Total equity		46,759,551	47,464,009
Net borrowings-to-equity ratio		37.57%	38.87%

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Cash	~~W~~	1,668	1,896
Demand deposits and checking accounts		1,435,441	1,259,813
Time deposits		643,831	360,985
Other cash equivalents		562,925	989,836

	~~W~~	2,643,865	2,612,530

In connection with the jointly held accounts of joint operations, as of December 31, 2018, cash and cash equivalents amounting to ~~W~~42,147 million of POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, is restricted.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

6.	Trade Accounts and Notes Receivable

(a)	Trade accounts and notes receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Trade accounts and notes receivable	~~W~~	8,648,250	8,583,311
Finance lease receivables		57,487	10,469
Due from customers for contract work		963,060	850,301
Less: Allowance for doubtful accounts		(386,188)	(493,533)

	~~W~~	9,282,609	8,950,548

Non-current
Trade accounts and notes receivable	~~W~~	583,797	871,432
Finance lease receivables		45,873	734
Less: Allowance for doubtful accounts		(202,545)	(140,596)

	~~W~~	427,125	731,570

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~468,706 million and ~~W~~309,964 million as of December 31, 2018 and 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions (Note 17).

(b)	Finance lease receivables are as follows:

(in millions of Won)
Customer	Contents	2018		2017
Rental contractor (executives and employees)	Songdo rental apartment contract	~~W~~	103,360	—
Korea Electric Power Corporation	Combined thermal power plant #3~4		—	10,469
Hystech.Co. Ltd.	Machinery and equipment		—	734

		~~W~~	103,360	11,203

(c)	The gross amount and present value of minimum lease payments as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Less than 1 year	~~W~~	57,820	11,771
1 year - 5 years		49,678	828
Unrealized interest income		(4,138)	(1,396)

Present value of minimum lease payment	~~W~~	103,360	11,203

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

7.	Other Receivables

Other receivables as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Loans	~~W~~	236,782	617,696
Other accounts receivable		954,030	960,543
Accrued income		220,066	179,971
Deposits		108,640	107,137
Others		16,201	18,925
Less: Allowance for doubtful accounts		(150,090)	(248,266)

	~~W~~	1,385,629	1,636,006

Non-current
Loans	~~W~~	731,344	874,158
Other accounts receivable		155,936	92,939
Accrued income		1,855	1,663
Deposits		152,072	122,485
Less: Allowance for doubtful accounts		(177,967)	(212,069)

	~~W~~	863,240	879,176

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

8.	Other Financial Assets

Other financial assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Derivatives assets	~~W~~	47,288	63,912
Debt securities		2,987	—
Financial assets held for trading		—	1,970
Available-for-sale securities (bonds)		—	136,141
Current portion of held-to-maturity securities		—	421
Deposit instruments(*1,2)		1,931,518	1,297,769
Short-term financial instruments(*2)		6,099,303	5,545,667

	~~W~~	8,081,096	7,045,880

Non-current
Derivatives assets	~~W~~	1,795	4,378
Equity securities(*3)		1,238,630	—
Debt securities		26,277	—
Other securities(*3)		346,156	—
Available-for-sale securities (equity instruments)(*3)		—	1,730,753
Available-for-sale securities (bonds)		—	54,439
Available-for-sale securities (others)		—	56,782
Held-to-maturity securities		—	4,790
Deposit instruments(*2)		35,040	60,542

	~~W~~	1,647,898	1,911,684

(*1)	As of December 31, 2018 and 2017, ~~W~~5,715 million and ~~W~~10,080 million, respectively, are restricted for the use in a government project.
(*2)	As of December 31, 2018 and 2017, financial instruments amounting to ~~W~~57,745 million and ~~W~~78,477 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	As of December 31, 2018 and 2017, ~~W~~115,431 million and ~~W~~136,099 million of securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

9.	Inventories

(a)	Inventories as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Finished goods	~~W~~	1,886,040	1,526,628
Merchandise		1,131,416	930,558
Semi-finished goods		1,945,567	1,721,130
Raw materials		2,821,972	2,329,268
Fuel and materials		888,941	808,016
Construction inventories		718,884	849,266
Materials-in-transit		2,245,740	1,818,576
Others		68,150	103,144

		11,706,710	10,086,586

Less: Allowance for inventories valuation		(206,782)	(135,631)

	~~W~~	11,499,928	9,950,955

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	135,631	203,164
Loss on valuation of inventories		141,799	78,560
Utilization on sale of inventories		(69,426)	(138,967)
Others		(1,222)	(7,126)

Ending	~~W~~	206,782	135,631

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

10.	Assets Held for Sale

Details of assets held for sale and related liabilities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
	Subsidiaries (*1)		Controlling company	Subsidiaries (*2)	Total
Assets
Ohher financial assets		778	—	—	—
Property, plant and equipment		21,076	392	71,340	71,732
Others		—	—	36	36

	~~W~~	21,854	392	71,376	71,768

(*1)

During the year ended December 31, 2018, DAESAN (CAMBODIA) Co., Ltd., a subsidiary of the Company, determined to dispose of the land and classified the related property, plant and equipment amounting to ~~W~~21,076 million as assets held for sale.

(*2)

During the year ended December 31, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD., a subsidiary of the Company, signed a contract to dispose of the office building, Seomyeon Fiesta, in Busan and classified the related property, plant and equipment amounting to ~~W~~71,340 million as assets held for sale. During the year ended December 31, 2018, disposal of the accompanying assets held for sale was completed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Investments in associates	~~W~~	1,738,692	1,520,441
Investments in joint ventures		1,911,311	2,037,491

	~~W~~	3,650,003	3,557,932

(b)	Details of investments in associates as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018						2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	178,713,975,892	31.27	~~W~~	178,787	~~W~~	174,123	175,553
POSPower Co., Ltd(*1)	4,507,138	34.00		164,757		161,477	—
SNNC	18,130,000	49.00		90,650		116,922	110,424
QSONE Co.,Ltd.	200,000	50.00		84,395		85,550	85,049
Chun-cheon Energy Co., Ltd(*2)	16,098,143	45.67		80,491		62,478	74,378
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	2,008,000	29.53		10,040		17,382	17,252
BLUE OCEAN Private Equity Fund	333	27.52		33,300		—	19,620
Daesung Steel(*4)	108,038	17.54		14,000		15,644	15,500
Incheon-Gimpo Expressway Co., Ltd.(*2,4)	9,032,539	18.26		45,163		13,329	31,660
Keystone NO. 1. Private Equity Fund	13,800,000	40.45		13,800		11,183	12,379
UITrans LRT Co., Ltd.(*2)	7,714,380	38.19		38,572		—	15,841
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund(*4)	6,485	12.50		6,485		5,739	6,828
KONES, Corp.	3,250,000	41.67		6,893		2,849	2,827
Others (46 companies)(*2)						123,734	67,325

						790,410	634,636

[Foreign]
AES-VCM Mong Duong Power Company Limited(*3)	—	30.00		164,303		209,936	142,348
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		135,899		179,459	197,069
7623704 Canada Inc.(*4)	114,452,000	10.40		124,341		126,885	121,702
Eureka Moly LLC	—	20.00		240,123		82,447	79,398
AMCI (WA) PTY LTD	49	49.00		209,664		71,086	63,378
Nickel Mining Company SAS	3,234,698	49.00		157,585		41,712	45,905
KOREA LNG LTD.	2,400	20.00		135,205		43,554	33,422
NCR LLC	—	29.41		40,139		37,602	33,738
PT. Batutua Tembaga Raya	128,285	22.00		21,824		20,479	21,823
PT. Wampu Electric Power(*2)	8,708,400	20.00		10,054		14,120	13,391
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		14,796	15,617
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		6,478	6,517
Others (29 companies)(*2)						99,728	111,497

						948,282	885,805

					~~W~~	1,738,692	1,520,441

(*1)

During the year ended December 31, 2018, the Company disposed of 63.53% of shares in POSPower Co., Ltd, which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate. the Group lost control over the sale of POSPOWER Co., Ltd.‘s 63.53% stake, and the remaining stake was classified as investments in associates.

(*2)	As of December 31, 2018 and 2017, investments in associates amounting to ~~W~~136,917 million and ~~W~~158,370 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*3)	As of December 31, 2018 and 2017, shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, are provided as collateral in relation to the associates’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(*4)

As of December 31, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others..

(c)	Details of investments in joint ventures as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018						2017
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	180,192	110,760
Others (6 companies)						9,124	6,094

						189,316	116,854

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,041,600	1,125,133
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		363,506	348,836
KOBRASCO	2,010,719,185	50.00		32,950		133,449	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		88,391	88,305
DMSA/AMSA(*1)	—	4.00		322,596		26,709	56,735
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		24,832	146,427
Others (13 companies)						43,508	46,716

						1,721,995	1,920,637

					~~W~~	1,911,311	2,037,491

(*1)	As of December 31, 2018 and 2017, the investments in joint ventures were provided as collateral in relation to the joint ventures’ borrowings.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)
Company	December 31, 2017 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2018 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~ 175,553	—	—	(1,430)	—	174,123
POSPower Co., Ltd	—	176,731	—	(3,198)	(12,056)	161,477
SNNC	110,424	—	—	6,624	(126)	116,922
QSONE Co.,Ltd.	85,049	—	(550)	1,051	—	85,550
Chun-cheon Energy Co., Ltd	74,378	—	—	(11,900)	—	62,478
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	17,252	—	—	130	—	17,382
BLUE OCEAN Private Equity Fund	19,620	—	—	(17,930)	(1,690)	—
Daesung Steel	15,500	—	—	144	—	15,644
Incheon-Gimpo Expressway Co., Ltd.	31,660	—	—	(18,331)	—	13,329
Keystone NO. 1. Private Equity Fund	12,379	—	—	(1,295)	99	11,183
UITrans LRT Co., Ltd.	15,841	—	—	(15,841)	—	—
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	6,828	—	—	(1,089)	—	5,739
KONES, Corp.	2,827	—	—	29	(7)	2,849
POSCO MITSUBISHI CARBON TECHNOLOGY	110,760	—	—	69,594	(162)	180,192
Others (52 companies)	73,419	44,629	(784)	18,942	(3,348)	132,858

	751,490	221,360	(1,334)	25,500	(17,290)	979,726

[Foreign]
AES-VCM Mong Duong Power Company Limited	142,348	—	(26,108)	30,096	63,600	209,936
South-East Asia Gas Pipeline Company Ltd.	197,069	—	(29,301)	17,709	(6,018)	179,459
7623704 Canada Inc.	121,702	—	(4,509)	4,373	5,319	126,885
Eureka Moly LLC	79,398	—	—	(406)	3,455	82,447
AMCI (WA) PTY LTD.	63,378	—	—	(3,412)	11,120	71,086
KOREA LNG LTD.	33,422	—	(10,544)	10,542	10,134	43,554
Nickel Mining Company SAS	45,905	—	—	(4,268)	75	41,712
NCR LLC	33,738	2,505	—	(5,909)	7,268	37,602
PT. Batutua Tembaga Raya	21,823	—	—	(1,817)	473	20,479
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	15,617	—	—	(735)	(86)	14,796
PT. Wampu Electric Power	13,391	—	—	177	552	14,120
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	6,517	—	—	23	(62)	6,478
Roy Hill Holdings Pty Ltd	1,125,133	—	—	59,095	(142,628)	1,041,600
POSCO-NPS Niobium LLC	348,836	—	(22,254)	21,536	15,388	363,506
KOBRASCO	108,485	—	(37,710)	75,170	(12,496)	133,449
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	88,305	—	—	540	(454)	88,391
DMSA/AMSA	56,735	17,973	—	(48,802)	803	26,709
CSP - Compania Siderurgica do Pecem	146,427	—	—	(109,714)	(11,881)	24,832
Others (42 companies)	158,213	2,771	(22,588)	42,937	(38,097)	143,236

	2,806,442	23,249	(153,014)	87,135	(93,535)	2,670,277

	~~W~~ 3,557,932	244,609	(154,348)	112,635	(110,825)	3,650,003

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	For the year ended December 31, 2017

(in millions of Won)
Company	December 31, 2016 Book value	Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~ 175,690	—	—	418	(555)	175,553
SNNC	107,859	—	—	2,370	195	110,424
QSONE Co.,Ltd.	84,799	—	(368)	618	—	85,049
Chun-cheon Energy Co., Ltd	45,077	27,791	—	1,510	—	74,378
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	12,551	—	—	4,701	—	17,252
BLUE OCEAN Private Equity Fund	35,752	—	—	(8,154)	(7,978)	19,620
Daesung Steel	12,302	—	—	3,198	—	15,500
Incheon-Gimpo Expressway Co., Ltd.	37,372	—	—	(6,463)	751	31,660
Keystone NO. 1. Private Equity Fund	13,314	—	—	(886)	(49)	12,379
UITrans LRT Co., Ltd.	17,851	—	—	(2,010)	—	15,841
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	11,890	—	—	(197)	(4,865)	6,828
KONES, Corp.	5,641	—	—	(2,774)	(40)	2,827
POSCO MITSUBISHI CARBON TECHNOLOGY	83,113	—	—	27,582	65	110,760
Others (40 companies)	55,061	28,348	(137)	(7,995)	(1,858)	73,419

	698,272	56,139	(505)	11,918	(14,334)	751,490

[Foreign]
AES-VCM Mong Duong Power Company Limited	167,141	—	(30,798)	19,644	(13,639)	142,348
South-East Asia Gas Pipeline Company Ltd.	215,996	—	(37,016)	42,896	(24,807)	197,069
7623704 Canada Inc.	137,512	—	(7,563)	7,468	(15,715)	121,702
Eureka Moly LLC	89,601	—	—	(35)	(10,168)	79,398
AMCI (WA) PTY LTD	70,501	—	—	(4,299)	(2,824)	63,378
Nickel Mining Company SAS	45,138	—	—	424	343	45,905
KOREA LNG LTD.	63,058	—	(6,466)	(70,180)	47,010	33,422
NCR LLC	36,738	276	—	(60)	(3,216)	33,738
PT. Batutua Tembaga Raya	22,723	—	—	260	(1,160)	21,823
PT. Wampu Electric Power	8,706	—	—	5,927	(1,242)	13,391
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	18,008	—	—	(1,268)	(1,123)	15,617
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	6,840	—	—	303	(626)	6,517
Roy Hill Holdings Pty Ltd	1,186,859	—	—	46,020	(107,746)	1,125,133
POSCO-NPS Niobium LLC	393,570	—	(17,277)	17,173	(44,630)	348,836
KOBRASCO	88,308	—	(22,135)	56,445	(14,133)	108,485
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	97,369	—	(5,542)	1,555	(5,077)	88,305
DMSA/AMSA	74,935	13,712	—	(22,339)	(9,573)	56,735
CSP - Compania Siderurgica do Pecem	330,463	—	—	(147,847)	(36,189)	146,427
Others (40 companies)	130,651	22,209	(4,408)	46,535	(36,774)	158,213

	3,184,117	36,197	(131,205)	(1,378)	(281,289)	2,806,442

	~~W~~ 3,882,389	92,336	(131,710)	10,540	(295,623)	3,557,932

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals, change in capital adjustments effect from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows:

1)	December 31, 2018

(in millions of Won)
Company	Assets	Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~ 552,760	783	551,977	—	10,249
POSPower Co., Ltd	425,632	35,761	389,871	—	(4,536)
SNNC	645,013	384,586	260,427	656,320	14,229
QSONE Co.,Ltd.	249,384	78,285	171,099	16,597	2,101
Chun-cheon Energy Co., Ltd	667,454	525,308	142,146	320,950	(18,796)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	63,554	35,003	28,551	16,237	439
BLUE OCEAN Private Equity Fund	305,876	174,640	131,236	459,491	(5,294)

Daesung Steel	169,305	111,502	57,803	75,474	824

Incheon-Gimpo Expressway Co., Ltd.	1,049,629	931,937	117,692	—	(92,202)
Keystone NO. 1. Private Equity Fund	177,024	144,186	32,838	15,507	(3,962)
UITrans LRT Co., Ltd.	430,227	435,699	(5,472)	12,929	(85,344)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	46,834	919	45,915	1,222	(8,706)
KONES, Corp.	2,618	1,414	1,204	5,167	70
POSCO MITSUBISHI CARBON TECHNOLOGY	537,138	237,563	299,575	300,986	116,049

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	1,726,410	1,009,731	716,679	343,471	70,717
7623704 Canada Inc.	1,232,208	1	1,232,207	—	44,320
KOREA LNG LTD.	217,883	110	217,773	54,357	52,720
Nickel Mining Company SAS	465,463	329,084	136,379	207,956	(4,569)
PT. Batutua Tembaga Raya	332,305	274,580	57,725	128,609	(8,451)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	73,515	24,264	49,251	121,104	(2,231)
PT. Wampu Electric Power	223,009	155,407	67,602	13,461	887
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	61,782	34,740	27,042	85,619	78
Roy Hill Holdings Pty Ltd	9,666,619	6,043,492	3,623,127	3,259,256	497,469
POSCO-NPS Niobium LLC	726,810	—	726,810	—	41,812
KOBRASCO	317,842	50,945	266,897	229,340	150,550
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	710,518	384,572	325,946	1,341,849	2,159
DMSA/AMSA	5,562,877	4,171,896	1,390,981	731,127	(529,844)
CSP - Compania Siderurgica do Pecem	4,194,242	4,192,867	1,375	1,860,198	(542,865)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	December 31, 2017

(in millions of Won)
Company	Assets	Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natual Resources Private Equity Fund	~~W~~ 562,698	866	561,832	—	1,261
SNNC	705,975	459,519	246,456	576,023	2,417
QSONE Co.,Ltd.	248,779	78,680	170,099	15,297	1,236
Chun-cheon Energy Co., Ltd	700,079	539,137	160,942	164,294	(8,250)
Daesung Steel	169,774	112,795	56,979	70,434	18,230
Incheon-Gimpo Expressway Co., Ltd.	1,132,233	922,338	209,895	—	(23,221)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	76,184	48,072	28,112	77,093	15,921
BLUE OCEAN Private Equity Fund	311,129	188,512	122,617	445,238	(3,345)
Keystone NO. 1. Private Equity Fund	170,155	133,033	37,122	5,391	(2,070)
UITrans LRT Co., Ltd.	464,074	384,202	79,872	3,689	(13,263)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund	55,936	1,315	54,621	10,212	(1,578)
KONES, Corp.	2,766	1,616	1,150	5,379	139
POSCO MITSUBISHI CARBON TECHNOLOGY	478,847	295,052	183,795	154,312	46,138
[Foreign]
South-East Asia Gas Pipeline Company Ltd.	1,911,942	1,121,783	790,159	445,682	171,303
7623704 Canada Inc.	1,182,376	9	1,182,367	—	82,344
KOREA LNG LTD.	179,269	86	179,183	34,640	32,446
Nickel Mining Company SAS	465,700	324,687	141,013	179,683	(4,450)
PT. Batutua Tembaga Raya	336,085	272,542	63,543	195,520	49,091
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	70,437	18,722	51,715	85,850	(3,736)
PT. Wampu Electric Power	212,095	148,177	63,918	779	29,634
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	70,701	43,588	27,113	84,973	1,210
Roy Hill Holdings Pty Ltd	10,148,416	6,600,900	3,547,516	2,988,372	797,008
POSCO-NPS Niobium LLC	697,470	—	697,470	—	32,481
KOBRASCO	252,813	35,843	216,970	179,453	112,890
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	717,472	391,871	325,601	1,245,178	5,978
DMSA/AMSA	5,586,171	4,167,906	1,418,265	630,229	(475,958)
CSP - Compania Siderurgica do Pecem	4,805,353	4,223,392	581,961	1,290,767	(740,591)

12.	Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2018 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mineral development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
RUM J/V	Mine development	10.00	Australia
Hanam-Gamil package public housing project	Construction	7.70	Korea
Hanam-Gamil district B6, C2, C3 block Public housing lot development project	Construction	27.00	Korea
Sejong 2-1 P3 Block public housing project	Construction	37.00	Korea
Yongin-Giheung Station area city development project	Construction	61.00	Korea
Korean wave world complex land multi-purpose building development project	Construction	33.30	Korea
Sejong 4-1 P3 Block public housing project	Construction	60.00	Korea

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

13.	Investment Property, Net

(a)	Investment property as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018				2017
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	295,328	(16,743)	278,585	360,402	—	360,402
Buildings		681,518	(110,183)	571,335	727,022	(92,982)	634,040
Structures		3,327	(1,919)	1,408	7,717	(1,436)	6,281
Construction-in-progress		101,665	(24,378)	77,287	64,191	—	64,191

	~~W~~	1,081,838	(153,223)	928,615	1,159,332	(94,418)	1,064,914

As of December 31, 2018, the fair value of investment property is ~~W~~1,556,097 million, among which the Company believed the fair value of its investment property of four subsidiaries, including POSCO JAPAN Co., Ltd. approximate its book value of ~~W~~78,892 million. Also, the Company used the prior year’s fair value for some of the investment property since it is believed that the fair value has not changed significantly.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	360,402	1,327	(26,826)	(16,743)	(39,575)	278,585
Buildings		634,040	727	(33,657)	(27,938)	(1,837)	571,335
Structures		6,281	—	—	(603)	(4,270)	1,408
Construction-in-progress		64,191	42,052	—	(24,947)	(4,009)	77,287

	~~W~~	1,064,914	44,106	(60,483)	(70,231)	(49,691)	928,615

(*1)

Includes impairment loss on investment property recognized by each of the consolidated subsidiaries, including the office for rent of POSCO(Dalian) IT Center Devolopment Co., Ltd., subsidiary amounting to ~~W~~51,461 million.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	392,723	20,941	(37,725)	—	(15,537)	360,402
Buildings		671,539	38,831	(9,506)	(23,450)	(43,374)	634,040
Structures		2,147	—	—	(591)	4,725	6,281
Construction-in-progress		51,311	17,648	—	—	(4,768)	64,191

	~~W~~	1,117,720	77,420	(47,231)	(24,041)	(58,954)	1,064,914

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

14.	Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018					2017
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	~~W~~	2,553,957	(5,955)	—	2,548,002	2,534,102	(6,452)	—	2,527,650
Buildings		9,146,294	(4,743,449)	(393)	4,402,452	9,311,426	(4,433,996)	(412)	4,877,018
Structures		5,884,277	(2,966,304)	(49)	2,917,924	5,452,713	(2,686,802)	(59)	2,765,852
Machinery and equipment		47,610,225	(29,091,754)	(342)	18,518,129	46,669,612	(27,301,410)	(245)	19,367,957
Vehicles		302,767	(271,381)	(45)	31,341	296,815	(263,884)	(70)	32,861
Tools		399,638	(333,387)	(87)	66,164	380,144	(315,446)	(1,058)	63,640
Furniture and fixtures		638,553	(502,215)	(51)	136,287	643,779	(498,192)	(148)	145,439
Finance lease assets		213,873	(76,309)	—	137,564	243,160	(97,903)	—	145,257
Bearer plants		88,773	(8,002)	—	80,771	70,031	(4,516)	—	65,515
Construction-in-progress		1,964,267	(778,373)	(6,255)	1,179,639	1,897,885	—	(5,539)	1,892,346

	~~W~~	68,802,624	(38,777,129)	(7,222)	30,018,273	67,499,667	(35,608,601)	(7,531)	31,883,535

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	2,527,650	28,998	(26,157)	—	6,399	11,112	2,548,002
Buildings		4,877,018	46,129	(21,501)	(331,688)	(73,523)	(93,983)	4,402,452
Structures		2,765,852	18,749	(2,834)	(220,218)	(6,652)	363,027	2,917,924
Machinery and equipment		19,367,957	145,220	(62,135)	(2,224,000)	(143,293)	1,434,380	18,518,129
Vehicles		32,861	8,538	(1,149)	(14,835)	(56)	5,982	31,341
Tools		63,640	21,337	(1,867)	(26,421)	(206)	9,681	66,164
Furniture and fixtures		145,439	32,258	(577)	(51,835)	(1,494)	12,496	136,287
Finance lease assets		145,257	28,466	(420)	(23,085)	—	(12,654)	137,564
Bearer plants		65,515	—	—	(3,636)	—	18,892	80,771
Construction-in-progress		1,892,346	1,884,125	(23,814)	—	(778,373)	(1,794,645)	1,179,639

	~~W~~	31,883,535	2,213,820	(140,454)	(2,895,718)	(997,198)	(45,712)	30,018,273

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	2,601,208	3,477	(18,226)	—	—	(58,809)	2,527,650
Buildings		4,995,631	53,961	(5,782)	(347,419)	(14,112)	194,739	4,877,018
Structures		2,908,480	18,943	(2,558)	(212,643)	(33,586)	87,216	2,765,852
Machinery and equipment		20,318,390	194,653	(93,210)	(2,189,624)	(27,811)	1,165,559	19,367,957
Vehicles		46,699	9,982	(1,623)	(17,363)	(4,977)	143	32,861
Tools		71,380	16,424	(976)	(28,516)	(23)	5,351	63,640
Furniture and fixtures		132,406	61,597	(1,296)	(48,400)	(16)	1,148	145,439
Finance lease assets		159,013	4,760	(453)	(14,810)	—	(3,253)	145,257
Bearer plants		—	—	—	(4,830)	—	70,345	65,515
Construction-in-progress		2,537,132	1,894,067	(817)	—	(36,706)	(2,501,330)	1,892,346

	~~W~~	33,770,339	2,257,864	(124,941)	(2,863,605)	(117,231)	(1,038,891)	31,883,535

(*2)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Weighted average expenditure	~~W~~	621,079	1,180,563
Borrowing costs capitalized		22,619	37,261
Capitalization rate (%)		2.51 ~ 3.90	1.74 ~ 3.45

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Collateral right holder	2018		2017
Land	Korea Development Bank and others	~~W~~	769,843	822,057
Buildings and structures	Korea Development Bank and others		1,522,129	1,678,403
Machinery and equipment	Korea Development Bank and others		3,419,528	3,527,420
Construction-in-progress	Korea Development Bank and others		—	15,389

		~~W~~	5,711,500	6,043,269

As of December 31, 2018, assets pledged as collateral amounting to ~~W~~5,323,071 million include investment properties and other assets such as right to use land.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

15.	Goodwill and Other Intangible Assets, Net

(a)	Goodwill and other intangible assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018					2017
	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	1,604,288	(479,139)	—	1,125,149	1,604,288	(254,450)	—	1,349,838
Intellectual property rights		3,300,638	(901,113)	—	2,399,525	3,140,159	(690,966)	—	2,449,193
Premium in rental		158,338	(23,545)	—	134,793	139,873	(21,563)	—	118,310
Development expense		445,752	(346,589)	—	99,163	397,129	(316,892)	(19)	80,218
Port facilities usage rights		724,375	(419,294)	—	305,081	705,692	(396,319)	—	309,373
Exploration and evaluation assets		285,844	(93,714)	—	192,130	296,320	(90,376)	—	205,944
Customer relationships		860,951	(439,178)	—	421,773	857,624	(390,679)	—	466,945
Power generation permit		—	—	—	—	539,405	—	—	539,405
Other intangible assets		1,115,742	(622,417)	(114)	493,211	1,006,219	(573,152)	(24)	433,043

	~~W~~	8,495,928	(3,324,989)	(114)	5,170,825	8,686,709	(2,734,397)	(43)	5,952,269

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill	~~W~~	1,349,838	—	—	—	(223,709)	(980)	1,125,149
Intellectual property rights		2,449,193	334,667	(18,619)	(198,282)	(96,475)	(70,959)	2,399,525
Premium in rental(*1)		118,310	36,196	(15,675)	(330)	(4,218)	510	134,793
Development expense		80,218	4,248	(32)	(37,305)	(411)	52,445	99,163
Port facilities usage rights		309,373	—	—	(22,975)	—	18,683	305,081
Exploration and evaluation assets		205,944	2,654	—	—	(3,339)	(13,129)	192,130
Customer relationships		466,945	—	—	(48,499)	—	3,327	421,773
Power generation permit(*2)		539,405	—	—	—	—	(539,405)	—
Other intangible assets		433,043	164,594	(1,644)	(49,190)	(8,844)	(44,748)	493,211

	~~W~~	5,952,269	542,359	(35,970)	(356,581)	(336,996)	(594,256)	5,170,825

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

During the year ended December 31, 2018, the Company disposed of a portion of shares of its subsidiary, POSPower Co., Ltd, which resulted in the Company’s loss of control, and derecognized corresponding intangible assets.

(*3)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(21,750)	(3,543)	1,349,838
Intellectual property rights		2,521,171	167,580	47,625	(450)	(217,932)	(74,524)	5,723	2,449,193
Premium in rental(*1)		119,039	6,006	—	(3,666)	(611)	(1,661)	(797)	118,310
Development expense		117,012	3,479	—	(1,179)	(66,847)	(694)	28,447	80,218
Port facilities usage rights		256,617	—	—	—	(19,912)	—	72,668	309,373
Exploration and evaluation assets		162,268	91,548	—	—	—	(56,519)	8,647	205,944
Customer relationships		514,245	—	—	—	(46,508)	—	(792)	466,945
Power generation permit		539,405	—	—	—	—	—	—	539,405
Other intangible assets		483,841	84,502	—	(1,641)	(57,964)	(11,829)	(63,866)	433,043

	~~W~~	6,088,729	353,115	47,625	(6,936)	(409,774)	(166,977)	46,487	5,952,269

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	For the purpose of impairment testing, goodwill is allocated to individually operating entities which are determined to be CGUs. The goodwill amounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)
Reporting segments	Total number of CGUs
	2018	2017	CGUs	2018		2017
Steel	7	7	POSCO VST CO., LTD.	~~W~~	36,955	36,955
			Others		12,484	12,494
Trading	2	2	POSCO DAEWOO Corporation(*1)		1,006,879	1,165,030
			PT. Bio Inti Agrindo		6,902	7,099
			Others		16	—
E&C	2	2	POSCO ENGINEERING & CONSTRUCTION CO., LTD.(*2)		24,868	90,426
			POSCO Center Beijing		155	157
Others	5	5	POSCO ENERGY CO., LTD.		26,471	26,471
			Others		10,419	11,206

	16	16		~~W~~	1,125,149	1,349,838

(*1)

Recoverable amounts of POSCO DAEWOO Corporation are determined based on its value in use. As of December 31, 2018, value in use is estimated by applying a 7.84% discount rate and a 2.0% terminal growth rate within 5 years, the period for the estimated future cash flows, based on management’s business plan. The terminal growth rate does not exceed long-term average growth rate of its industry. Impairment loss on goodwill of ~~W~~158,151 million was recognized as of December 31, 2018 as the recoverable amount exceeded the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 3.71% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.49%.

(*2)

Recoverable amounts of POSCO ENGINEERING & CONSTRUCTION CO., LTD are determined based on its value in use. As of December 31, 2018, value in use is estimated by applying a 9.1% discount rate within 5 years, the period for the estimated future cash flows, based on management’s business plan and and by no applying a terminal growth rate. Impairment loss on goodwill of ~~W~~65,558 million was recognized as of December 31, 2018 as calculated based on the carrying amount of the CGU.

Value in use of the CGU was affected by the assumptions such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value in use will be decreased by 2.72% and when the terminal growth rate decreases by 0.25%, value in use will be decreased by 1.76%.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

16.	Other Assets

Other current assets and other non-current assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Advance payment	~~W~~	539,894	661,779
Prepaid expenses		123,770	143,032
Firm commitment asset		11,246	15,115
Other current assets		9,553	1,316

	~~W~~	684,463	821,242

Non-current
Long-term advance payment	~~W~~	24,280	24,201
Long-term prepaid expenses		334,918	333,153
Others(*1)		149,566	131,657

	~~W~~	508,764	489,011

(*1)

As of December 31, 2018 and 2017, the Company recognized tax assets amounting to ~~W~~116,693 million and ~~W~~88,633 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2018		2017
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2017~ December, 2018	January, 2019~ December, 2019	2.7~8.9	~~W~~	294,364	217,879
Short-term borrowings	HSBC and others	August, 2018~ December, 2018	January, 2019~ December, 2019	0.3~10.1		7,193,416	7,956,939

						7,487,780	8,174,818

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import bank of Korea and others	September, 2011~ December, 2018	February, 2019~ December, 2019	0.5~8.8		1,234,915	1,407,123
Current portion of debentures	Korea Development Bank and others	August, 2009~ December, 2018	February, 2019~ December, 2019	1.8~6.3		1,568,108	1,693,974
Less: Current portion of discount on debentures issued						(1,184)	(1,399)

						2,801,839	3,099,698

					~~W~~	10,289,619	11,274,516

(b)	Long-term borrowings, excluding current portion as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2018		2017
Long-term borrowings	Export-Import bank of Korea and others	September, 2001~ December, 2018	March, 2020~ March, 2037	0.2~8.8	~~W~~	4,538,742	4,839,199
Less : Present value discount						(70,069)	(36,459)
Bonds	KB Securities and others	October, 2010~ November, 2018	April, 2020~ July, 2025	1.9~5.3		5,469,580	4,999,575
Less: Discount on debentures issued						(18,602)	(13,174)

					~~W~~	9,919,651	9,789,141

(c)	Assets pledged as collateral in regards to the borrowings as of December 31, 2018 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Property, plant and equipment and Investment property(*1)	Korea Development Bank and others	~~W~~	5,539,693	5,251,927
Trade accounts and notes receivable	Korea Development Bank and others		157,617	157,617
Inventories	Export-Import Bank of Korea and others		205,433	163,233
Financial instruments	Kookmin Bank and others		33,856	33,856

		~~W~~	5,936,599	5,606,633

(*1)	Includes other assets such as right to use land.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

18.	Other Payables

Other payables as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Accounts payable	~~W~~	783,562	800,374
Accrued expenses		720,773	653,923
Dividend payable		8,673	7,213
Finance lease liabilities		10,152	17,763
Withholdings		196,937	274,188

	~~W~~	1,720,097	1,753,461

Non-current
Accounts payable	~~W~~	1,624	4,632
Accrued expenses		19,021	14,234
Finance lease liabilities		84,602	75,255
Long-term withholdings		43,621	53,629

	~~W~~	148,868	147,750

19.	Other Financial Liabilities

Other financial liabilities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Derivatives liabilities	~~W~~	27,328	69,872
Financial guarantee liabilities		50,472	59,940

	~~W~~	77,800	129,812

Non-current
Derivatives liabilities	~~W~~	46,429	85,638
Financial guarantee liabilities		17,733	28,467

	~~W~~	64,162	114,105

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

20.	Provisions

(a)	Provisions as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	46,514	26,964	49,171	—
Provision for construction warranties		11,842	130,391	11,804	106,232
Provision for legal contingencies and claims(*1)		13,502	61,642	495	36,269
Provision for restoration(*2)		9,379	79,789	12,273	121,917
Others(*3,4)		220,043	132,250	37,203	212,754

	~~W~~	301,280	431,036	110,946	477,172

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~54,060 million and ~~W~~27,963 million as provisions in relation to lawsuits against the Company as of December 31, 2018 and 2017, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~29,703 million as provisions for restoration as of December 31, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.28%~2.37% to measure present value of these costs.

(*3)

As of December 31, 2018 and 2017, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~200,407 million and ~~W~~157,461 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*4)

As of December 31, 2018 and 2017, the amount includes a provision of ~~W~~17,595 million and ~~W~~23,600 million, respectively, for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Changes in provisions for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,171	88,879	(60,723)	(3,856)	7	73,478
Provision for construction warranties		118,036	56,560	(24,641)	(7,626)	(96)	142,233
Provision for legal contingencies and claims		36,764	48,235	(6,066)	(3,399)	(391)	75,143
Provision for restoration		134,190	14,912	(9,212)	(47,682)	(3,040)	89,168
Others		249,957	372,022	(118,388)	(216,668)	65,371	352,294

	~~W~~	588,118	580,608	(219,030)	(279,231)	61,851	732,316

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,986	74,728	(64,319)	(3,035)	(1,189)	49,171
Provision for construction warranties		96,709	40,916	(18,006)	(2,502)	919	118,036
Provision for legal contingencies and claims		84,846	27,459	(70,156)	(1,749)	(3,636)	36,764
Provision for restoration		62,594	63,438	(8,530)	—	16,688	134,190
Others		165,469	161,054	(64,850)	(20,199)	8,483	249,957

	~~W~~	452,604	367,595	(225,861)	(27,485)	21,265	588,118

(*1)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	42,825	35,538

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Present value of funded obligations	~~W~~	2,117,829	1,826,907
Fair value of plan assets(*1)		(1,997,717)	(1,714,166)
Present value of non-funded obligations		19,332	16,228

Net defined benefit liabilities	~~W~~	139,444	128,969

(*1)

As of December 31, 2018 and 2017, the Company recognized net defined benefit assets amounting to ~~W~~1,489 million and ~~W~~8,224 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018	2017
Defined benefit obligation at the beginning of period	~~W~~1,843,135	1,733,020
Current service costs	212,323	209,612
Interest costs	54,950	35,830
Remeasurements :	212,678	51,994
- Gain from change in financial assumptions	173,084	(50,218)
- Loss (gain) from change in demographic assumptions	526	15,952
- Others	39,068	86,260
Benefits paid	(189,165)	(185,220)
Others	3,240	(2,101)

Defined benefit obligation at the end of period	~~W~~2,137,161	1,843,135

3)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Fair value of plan assets at the beginning of period	~~W~~	1,714,166	1,693,118
Interest on plan assets		50,784	45,516
Remeasurement of plan assets		(19,761)	(17,190)
Contributions to plan assets		408,326	164,828
Benefits paid		(163,112)	(168,643)
Others		7,314	(3,463)

Fair value of plan assets at the end of period	~~W~~	1,997,717	1,714,166

The Company expects to make an estimated contribution of ~~W~~408,887 million to the defined benefit plan assets in 2019.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

4)	The fair value of plan assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Equity instruments	~~W~~	46,841	41,218
Debt instruments		639,599	367,027
Deposits		1,159,122	1,254,571
Others		152,155	51,350

	~~W~~1,997,717		1,714,166

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Current service costs	~~W~~	212,323	209,612
Net interest costs(*1)		4,166	(9,686)

	~~W~~216,489		199,926

(*1)	The actual return on plan assets amounted to ~~W~~31,023 million and ~~W~~28,326 million for the years ended December 31, 2018 and 2017, respectively.

The above expenses by function were as follows:

(in millions of Won)	2018		2017
Cost of sales	~~W~~	150,822	131,724
Selling and administrative expenses		64,505	67,424
Others		1,162	778

	~~W~~216,489		199,926

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	(299,155)	(251,612)
Current actuarial gains		(173,489)	(47,543)

Ending	~~W~~	(472,644)	(299,155)

7)	The principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

(%)	2018	2017
Discount rate	2.24~10.03	2.70~7.75
Expected future increase in salaries(*1)	2.54~10.00	1.04~10.00

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 3~5 years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(143,793)	(6.7)	166,225	7.8
Expected future increases in salaries		167,278	7.8	(147,232)	(6.9)

9)	As of December 31, 2018 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits paid	~~W~~	111,879	749,951	869,031	910,217	473,125	3,114,203

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

22.	Other Liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Due to customers for contract work	~~W~~	709,180	821,875
Advances received		567,375	599,879
Unearned revenue		49,805	7,121
Withholdings		233,981	221,940
Firm commitment liability		24,373	12,192
Others		10,175	33,590

	~~W~~	1,594,889	1,696,597

Non-current
Unearned revenue	~~W~~	42,992	18,440
Others		84,369	14,359

	~~W~~	127,361	32,799

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2018 and 2017 are as follows:

①	December 31, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivative assets	~~W~~	16,662	—	16,662	—	16,662
Short-term financial instruments		6,070,907	—	6,070,907	—	6,070,907
Debt securities		—	—	—	—	—
Other securities		293,900	—	—	263,521	263,521
Other receivables		2,000	—	—	—	—
Derivative hedging instruments		32,421	—	32,421	—	32,421
Fair value through other comprehensive income(*1)
Equity securities		1,290,886	912,820	105	216,160	1,129,085
Debt securities		20,818	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		2,643,865	—	—	—	—
Trade accounts and notes receivable		8,819,617	—	—	—	—
Other receivables		1,888,691	—	—	—	—
Debt securities		8,447	—	—	—	—
Deposit instruments		2,016,222	—	—	—	—

	~~W~~	23,104,436	912,820	6,120,095	479,681	7,512,596

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	60,047	—	60,047	—	60,047
Derivative hedging instruments		13,710	—	13,710	—	13,710
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		4,035,960	—	—	—	—
Borrowings		20,209,270	—	20,377,105	—	20,377,105
Financial guarantee liabilities		68,206	—	—	—	—
Others		1,847,123	—	—	—	—

	~~W~~	26,234,316	—	20,450,862	—	20,450,862

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

②	December 31, 2017

(in millions of Won)	Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Financial assets held for trading	~~W~~	1,970	—	1,970	—	1,970
Derivatives assets held for trading		65,051	—	65,051	—	65,051
Derivative hedging instruments		3,239	—	3,239	—	3,239
Available-for-sale financial assets(*1)		1,978,115	1,080,291	17,812	351,419	1,449,522
Held-to-maturity investments		5,211	—	—	—	—
Loans and receivables(*2)
Cash and cash Equivalents		2,612,530	—	—	—	—
Trade accounts and notes receivable		8,901,867	—	—	—	—
Loans and other receivables		9,099,444	—	—	—	—

	~~W~~	22,667,427	1,080,291	88,072	351,419	1,519,782

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities	~~W~~	142,280	—	142,280	—	142,280
Derivative hedging instruments		13,230	—	13,230	—	13,230
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		3,477,679	—	—	—	—
Borrowings		21,063,657	—	21,217,415	—	21,217,415
Financial guarantee liabilities		88,407	—	—	—	—
Others		1,865,683	—	—	—	—

	~~W~~	26,650,936	—	21,372,925	—	21,372,925

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2018 are as follows:

(in millions of Won)	Fair value	Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Equity securities	~~W~~ 271,958	Discounted cash flows	Growth rate	0% ~ 2.0%	As growth rate increases, fair value increases
			Discount rate	0.5% ~ 11.9%	As discount rate increases, fair value decreases
	13,814	Proxy firm valuation method	Price multiples	1.085 ~ 5.245	As price multiples increases, fair value increases
	193,910	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

If other inputs remain constant as of December 31, 2018 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Equity securities	Fluctuation 0.5% of growth rate	~~W~~	1,365	(781)
	Fluctuation 0.5% of discount rate		7,829	(6,917)

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	351,419	349,090
Acquisition		205,671	129,766
Gain or loss on valuation of financial assets		—	(10,346)
Other comprehensive income (loss)		(19,803)	35,126
Impairment		(12,010)	(107,934)
Disposal and others		(45,596)	(44,283)

Ending	~~W~~	479,681	351,419

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2018 and 2017 were as follows:

①	For the year ended December 31, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	140,116	(43,293)	—	11,919	—	1,928	110,670	—
Derivative assets		—	47,720	—	233,187	—	—	280,907	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	61,417	61,417	(149,188)
Financial assets measured at amortized cost		197,142	—	234,606	(39,970)	—	(370)	391,408	—
Derivative liabilities		—	8,592	—	(194,446)	—	—	(185,854)	(212)
Financial liabilities measured at amortized cost		(741,296)	—	(438,708)	—	—	(16,990)	(1,196,994)	—

	~~W~~	(404,038)	13,019	(204,102)	10,690	—	45,985	(538,446)	(149,400)

②	For the year ended December 31, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets held for trading	~~W~~	—	16	—	—	—	—	16	—
Derivative assets		—	(99,942)	—	206,362	—	—	106,420	(143)
Available-for-sale financial assets		60	—	—	418,789	(123,214)	92,961	388,596	(31,389)
Held-to-maturity investments		236	—	—	—	—	7	243	—
Loans and receivables		212,155	—	(607,837)	(32,456)	—	(304)	(428,442)	—
Derivative liabilities		—	(61,809)	—	(231,908)	—	—	(293,717)	—
Financial liabilities at amortized cost		(653,115)	—	777,935	—	—	(9,546)	115,274	—

	~~W~~	(440,664)	(161,735)	170,098	360,787	(123,214)	83,118	(111,610)	(31,532)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Cash and cash equivalents	~~W~~	2,643,865	2,612,530
Derivative assets		49,083	68,290
Short-term financial instrument		6,099,303	5,545,667
Debt securities		29,264	—
Other securities		346,156	—
Financial assets held for trading		—	1,970
Available-for-sale financial assets		—	192,866
Held-to-maturity investments		—	5,211
Other receivables		1,845,381	2,195,466
Trade accounts and notes receivable		8,819,617	9,682,118
Bank deposit		1,966,558	1,358,311

	~~W~~	21,799,227	21,662,429

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2018 and 2017, the maximum exposure to credit risk related to the financial guarantee amounted to ~~W~~3,149,539 million and ~~W~~3,135,084 million, respectively..

2)	Impairment losses on financial assets

The Company assesses expected credit losses by estimating the default rate based on the past five years of credit loss experience and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Trade accounts and notes receivable	~~W~~	588,733	634,129
Other accounts receivable		160,729	187,706
Loans		147,980	258,957
Others		19,348	13,672

	~~W~~	916,790	1,094,464

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

②	Impairment losses on financial assets for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018	2017
Bad debt expenses	~~W~~ 74,781	173,694
Other bad debt expenses(*1)	81,353	100,920
Impairment loss on available-for-sale financial assets	—	123,214
Less: Recovery of allowance for other bad debt accounts	(18,261)	(2,743)
Less: Recovery of Impairment loss on held-to-maturity financial assets	—	(20)

	~~W~~ 137,873	395,065

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	4,747,072	5,944	7,862,077	65,314
Over due less than 1 month		3,393,565	73,568	445,390	12,546
1 month - 3 months		390,230	4,293	170,682	742
3 months - 12 months		107,372	8,188	384,313	21,030
Over 12 months		1,660,228	496,740	1,453,785	534,497

	~~W~~	10,298,467	588,733	10,316,247	634,129

④	The aging and allowance for doubtful accounts of loans and other account receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Not due	~~W~~	955,341	68,782	1,888,726	9,672
Over due less than 1 month		641,946	60,510	235,559	35,539
1 month - 3 months		32,319	631	69,372	54,335
3 months - 12 months		47,799	5,913	96,942	64,467
Over 12 months		496,033	192,221	365,202	296,322

	~~W~~	2,173,438	328,057	2,655,801	460,335

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	1,094,464	977,771
Bad debt expenses		74,781	173,694
Other bad debt expenses		63,092	98,177
Others		(315,547)	(155,178)

Ending	~~W~~	916,790	1,094,464

(c) Liquidity risk

1) Contractual maturities for non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	4,035,960	4,037,863	4,006,942	30,921	—
Borrowings		20,209,270	24,319,619	12,912,399	10,452,389	954,831
Financial guarantee liabilities(*1)		68,206	3,149,539	3,149,539	—	—
Other financial liabilities		1,803,353	1,817,014	1,668,937	148,077	—

	~~W~~	26,116,789	33,324,035	21,737,817	10,631,387	954,831

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Foreign exchange forward contracts	~~W~~	11,364	34,743	—	46,107
Currency futures		—	—	—	—
Foreign currency swap		1,707	11,685	—	13,392
Interest rate swap		—	—	—	—
Others		14,257	—	—	14,257

	~~W~~	27,328	46,428	—	73,756

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	Currency risk

1)

The Group has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	4,346,481	6,389,276	4,215,151	5,940,380
EUR		657,690	509,437	552,630	454,072
JPY		97,722	389,625	165,356	709,318
Others		259,949	142,868	220,723	117,632

2)

As of December 31, 2018 and 2017, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018			2017
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(204,280)	204,280	(172,523)	172,523
EUR		14,825	(14,825)	9,856	(9,856)
JPY		(29,190)	29,190	(54,396)	54,396

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Fixed rate
Financial assets	~~W~~	11,557,469	10,943,300
Financial liabilities		(11,781,701)	(11,179,635)

	~~W~~	(224,232)	(236,335)

Variable rate
Financial liabilities	~~W~~	(8,522,323)	(9,977,040)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

As of December 31, 2018 and 2017, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018			2017
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(85,223)	85,223	(99,770)	99,770

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2018 and 2017 are as follows:

(Share, in Won)	2018		2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2018, total shares of ADRs of 36,860,288 outstanding in overseas stock market are equivalent to 9,215,072 of common stock.

(*2)	As of December 31, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2018 and 2017 were as follows:

(share)	2018			2017
	Issued shares	Treasury shares	Number of Outstanding shares	Issued shares	Treasury shares	Number of Outstanding shares
Beginning	87,186,835	(7,187,231)	79,999,604	87,186,835	(7,189,170)	79,997,665
Disposal of treasury shares	—	1,528	1,528	—	1,939	1,939

Ending	87,186,835	(7,185,703)	80,001,132	87,186,835	(7,187,231)	79,999,604

(c)	Capital surplus as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,047	783,914
Other capital surplus		162,679	164,826

	~~W~~	1,410,551	1,412,565

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)

POSCO Energy Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interests. The details of redeemable convertible preferred shares as of December 31, 2018 are as follows:

(Share, in Won)	Redeemable Convertible Preferred Shares
Issue date	February 25, 2017
Number of shares issued	8,643,193 shares
Price per share	~~W~~28,346
Voting rights	No voting rights for 3 years from issue date
Dividend rights	Comparative, Non-participanting • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%
Details about Redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.
Details about Conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).
Conversion price is equal to issue price per share, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interests in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

25.	Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2018		2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	800,000
Hybrid bond 1-2(*2)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~199,384		996,919

(*1)	During the year ended December 31, 2018, the Company exercised the call option of the Hybrid bond.
(*2)	Details of issuance of hybrid bonds as of December 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-2
Maturity date	30 years (POSCO has a right to extend the maturity date)
Interest rate

Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;

•  After 10 years : return on government bond (10 years) + 1.40%

•  After 10 years : additionally +0.25% according to Step-up clauses

•  After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)
Others	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holder’s preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December, 2018 amounts to ~~W~~479 million.

(b)

POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds, which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2018		2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	—	165,000
Hybrid bond 1-2(*1)	—	—	—		—	165,000
Hybrid bond 1-3(*1)	—	—	—		—	30,000
Hybrid bond 1-4(*2)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(429)	(1,532)

				~~W~~139,571		498,468

(*1)	During the year ended December 31, 2018, the Company exercised the call option for the Hybrid bond.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(*2)	Details of issuance of hybrid bonds of POSCO ENERGY Co., Ltd .as of December 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-4
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2023-08-29 : 5.21%
Reset every 10 years as follows;

•  After 10 years : return on government bond (10 years) + 1.55%

•  After 10 years : additionally +0.25% according to Step-up clauses

•  After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)
Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2018 amounts to ~~W~~639 million.

26.	Reserves

(a)	Reserves as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(670,435)	(516,528)
Changes in fair value of equity investments at fair value through other comprehensive income		(295,300)	—
Changes in unrealized fair value of available-for-sale investments		—	230,190
Foreign currency translation differences		(417,817)	(372,166)
Gains or losses on valuation of derivatives		(352)	(136)
Others		(20,464)	(23,916)

	~~W~~	(1,404,368)	(682,556)

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning balance	~~W~~	230,190	276,143
Effect of accounting changes		(421,525)	—
Changes in fair value of equity investments		(139,226)	183,761
Reclassification to profit or loss upon disposal		45,737	(299,862)
Impairment of available-for-sale investments		—	96,083
Others		(10,476)	(25,935)

Ending balance	~~W~~	(295,300)	230,190

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

27.	Treasury Shares

Based on the Board of Directors’ resolution, POSCO holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2018 and 2017 were as follows:

(shares, in millions of Won)	2018			2017
	Number of shares	Amount		Number of shares	Amount
Beginning	7,187,231	~~W~~	1,533,054	7,189,170	~~W~~	1,533,468
Disposal of treasury shares	(1,528)		(326)	(1,939)		(414)

Ending	7,185,703	~~W~~	1,532,728	7,187,231	~~W~~	1,533,054

28.	Revenue

(a) Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the year ended December 31, 2018 and 2017 were as follows:

①	For the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	31,733,609	21,632,183	3,568	605,206	53,974,566
Revenue from services		583,359	611,752	63,922	2,274,606	3,533,639
Revenue from construction contract		—	—	6,684,136	272,778	6,956,914
Others		41,041	163,782	17,784	290,051	512,658

	~~W~~	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	31,774,650	21,795,965	21,352	906,120	54,498,087
Revenue recognized over time		583,359	611,752	6,748,058	2,536,521	10,479,690

	~~W~~	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777

②	For the year ended December 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	30,064,680	20,655,267	20,368	617,394	51,357,709
Revenue from services		111,494	28,793	48,408	1,876,179	2,064,874
Revenue from construction contract		—	—	6,730,271	37,154	6,767,425
Others		54,194	118,147	87,559	205,192	465,092

	~~W~~	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	30,118,874	20,773,414	107,926	832,369	51,832,583
Revenue recognized over time		111,494	28,793	6,778,680	1,903,550	8,822,517

	~~W~~	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)

Details of contract assets and liabilities from contracts with customers as of December 31, 2018 and January 1, 2018, the initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows;

(in millions of Won)	2018		The date of initial application (January 1, 2018)
Receivables
Account receivables	~~W~~	8,819,617	8,901,867
Contract assets
Due from customers for contract work		890,117	737,782

Contract liabilities
Advance received		592,125	610,387
Due to customers for contract work		709,180	840,067
Unearned revenue		91,872	77,657

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

29.	Contracts Applied the Input Method

(a)	Details of in-progress contracts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	31,128,589	289,258	22,513,972	277,088
Accumulated contract profit		2,338,137	40,955	1,811,066	45,037
Accumulated contract loss		(1,302,432)	(12,044)	(704,234)	(14,359)
Accumulated contract revenue		32,164,294	318,169	23,620,804	307,766

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	914,489	48,571	800,359	49,942
Due to customers for contract work		(676,990)	(32,190)	(780,052)	(41,823)

	~~W~~	237,499	16,381	20,307	8,119

(c)	Details of the provisions of construction loss as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Construction segment	~~W~~	30,824	66,442
Others		1,765	1,232

	~~W~~	32,589	67,674

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)

Due to the factors causing the variation of costs for the year ended December 31, 2018, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profits or loss for the year ended December 31, 2018 and future periods are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of contract
			Net income	Future income (loss)	Total
Construction segment	~~W~~	419,720	(36,726)	72,455	35,729
Others		3,782	5,863	(4,916)	947

	~~W~~	423,502	(30,863)	67,539	36,676

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of December 31, 2018. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

30.	Selling and Administrative Expenses

Other administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

(a)	Other administrative expenses

(in millions of Won)	2018		2017
Wages and salaries	~~W~~	813,467	774,900
Expenses related to post-employment benefits		73,290	78,654
Other employee benefits		176,240	159,920
Travel		40,929	39,790
Depreciation		101,274	97,261
Amortization		112,418	146,314
Communication		10,616	11,740
Electricity expenses		8,309	7,050
Taxes and public dues		71,973	72,826
Rental		69,516	69,976
Repairs		15,291	9,859
Entertainment		11,816	11,582
Advertising		106,875	119,724
Research & development		108,352	125,795
Service fees		165,938	193,387
Vehicles maintenance		8,942	8,211
Industry association fee		9,571	10,140
Conference		14,510	14,494
Increase in provisions		14,433	10,990
Others		51,995	40,493

	~~W~~	1,985,755	2,003,106

(b)	Selling expenses

Selling expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Freight and custody expenses	~~W~~	184,675	1,336,969
Operating expenses for distribution center		10,614	10,503
Sales commissions		79,080	115,925
Sales advertising		4,821	3,800
Sales promotion		13,792	12,414
Sample		2,716	1,989
Sales insurance premium		37,251	36,546
Contract cost		16,992	23,061
Others		19,304	16,070

	~~W~~	369,245	1,557,277

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

31.	Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Administrative expenses	~~W~~	108,352	125,795
Cost of sales		418,250	361,093

	~~W~~	526,602	486,888

32.	Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Finance income
Interest income(*1)	~~W~~	337,258	212,451
Dividend income		63,345	92,962
Gain on foreign currency transactions		716,060	785,616
Gain on foreign currency translations		212,443	564,016
Gain on derivatives transactions		247,513	210,727
Gain on valuations of derivatives		96,986	64,735
Gain on disposals of available-for-sale financial assets		—	425,684
Gain on valuations of financial assets at fair value through profit or loss		16,149	—
Others		16,216	16,476

	~~W~~	1,705,970	2,372,667

Finance costs
Interest expenses	~~W~~	741,296	653,115
Loss on foreign currency transactions		810,857	756,654
Loss on foreign currency translations		321,748	422,880
Loss on derivatives transactions		208,772	236,273
Loss on valuation of derivatives		40,674	226,487
Impairment loss on available-for-sale financial assets		—	123,214
Loss on valuations of financial assets at fair value through profit or loss		59,442	—
Others		61,627	65,654

	~~W~~	2,244,416	2,484,277

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2018 and 2017 were ~~W~~197,142 million and ~~W~~186,342 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

33.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	27,171	1,180
Gain on disposals of investment in subsidiaries, associates and joint ventures		45,241	81,794
Gain on disposals of property, plant and equipment		53,139	32,145
Gain on disposals of intangible assets		117,139	23,391
Profit on valuation of firm commitment		39,028	56,301
Gain on insurance proceeds		14,034	5,878
Others(*1,2)		227,834	247,792

	~~W~~	523,586	448,481

Other non-operating expenses
Impairment loss on assets held for sale	~~W~~	50,829	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		5,226	19,985
Loss on disposals of property, plant and equipment		117,614	151,343
Impairment loss on property, plant and equipment		1,004,704	117,231
Impairment loss on investment property		51,461	—
Loss on disposals of investment property		9,154	1,966
Impairment loss on intangible assets		337,519	167,995
Incease to provisions		134,632	33,964
Loss on valuation of firm commitment		66,281	43,164
Donations		52,074	51,424
Idle tangible asset expenses		9,257	10,490
Others(*3)		175,711	93,814

	~~W~~	2,014,462	691,376

(*1)

During the year ended December 31, 2018, the Company recognized ~~W~~55,306 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income

(*2)

The Company has recognized the refund of VAT and others amounting to ~~W~~160,501 million as non-operating income in 2017, based on the result of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits for rectification were finalized.

(*3)	During the year ended December 31, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed about value added tax related to imported LNG as non-operating expense.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

34.	Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2018 and 2017 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2018		2017
Raw material used, changes in inventories and others	~~W~~	37,357,085	35,967,776
Employee benefits expenses(*2)		3,603,799	3,357,861
Outsourced processing cost		7,452,481	7,074,948
Electricity expenses		918,772	933,045
Depreciation(*1)		2,914,488	2,887,646
Amortization		356,581	409,774
Freight and custody expenses		1,414,940	1,336,969
Sales commissions		79,080	115,925
Loss on disposal of property, plant and equipment		117,614	151,343
Impairment loss on property, plant and equipment		1,004,704	117,231
Impairment loss on goodwill and intangible assets		337,519	167,995
Donations		52,074	51,424
Others		5,921,856	4,253,624

	~~W~~	61,530,993	56,825,561

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Wages and salaries	~~W~~	3,339,229	3,105,364
Expenses related to post-employment benefits		266,361	252,497

	~~W~~	3,605,590	3,357,861

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2018 and 2017 was as follows:

(in millions of Won)	2018		2017
Current income taxes(*1)	~~W~~	1,564,070	864,143
Deferred income tax due to temporary differences		(177,154)	320,520
Items recorded directly in equity		283,841	21,560

Income tax expense	~~W~~	1,670,757	1,206,223

(*1)	The amount of corporate income tax refund (incremental amount) incurred in determining corporate tax is added to or deductible from income tax expense.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Net changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	218,478	—
Net changes in the unrealized fair value of available-for-sale investments		—	1,271
Gain on sale of treasury shares		(3)	(40)
Others		65,366	20,329

	~~W~~	283,841	21,560

(c)

The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (24.2%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2018 and 2017.

(in millions of Won)	2018		2017
Profit before income tax expense	~~W~~	3,562,821	4,179,692
Income tax expense computed at statutory rate		893,952	1,011,023
Adjustments:
Tax credits		(35,292)	(40,757)
Over provisions from prior years		129,226	(20,912)
Investment in subsidiaries and associates		35,225	(12,510)
Tax effects due to permanent differences		521,604	72,421
Effect of tax rate change		—	175,647
Others		—	21,311

		776,805	195,200

Income tax expense	~~W~~	1,670,757	1,206,223

Effective tax rate (%)		46.9%	28.9%

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018				2017
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	273,994	(578,823)	(304,829)	213,119	60,875	273,994
Reserve for technology developments		(37,987)	37,987	—	(91,960)	53,973	(37,987)
PP&E - Depreciation		14,641	(8,497)	6,144	(11,639)	26,280	14,641
Share of profit or loss of equity-accounted investees		196,042	(105,329)	90,713	70,259	125,783	196,042
Allowance for inventories valuation		10,780	(3,450)	7,330	15,651	(4,871)	10,780
PP&E - Revaluation		(1,828,164)	2,045	(1,826,119)	(1,524,149)	(304,015)	(1,828,164)
Prepaid expenses		20,000	(2,816)	17,184	19,665	335	20,000
PP&E - Impairment loss		5,540	(396)	5,144	5,295	245	5,540
Gain or loss on foreign currency translation		(48,472)	10,429	(38,043)	(5,957)	(42,515)	(48,472)
Defined benefit obligations		430,117	(276,024)	154,093	361,838	68,279	430,117
Plan assets		(352,654)	303,313	(49,341)	(316,525)	(36,129)	(352,654)
Provision for construction losses		441	(25)	416	997	(556)	441
Provision for construction warranty		28,717	39,799	68,516	24,322	4,395	28,717
Accrued income		(12,915)	3,970	(8,945)	(9,441)	(3,474)	(12,915)
Others		605,521	379,434	984,955	687,670	(82,149)	605,521

		(694,399)	(198,383)	(892,782)	(560,855)	(133,544)	(694,399)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		(49,236)	218,478	169,242	(50,507)	1,271	(49,236)
Others		72,161	65,366	137,527	51,832	20,329	72,161

		22,925	283,844	306,769	1,325	21,600	22,925

Deferred tax from tax credit
Tax credit carry-forward and others		118,032	(43,820)	74,212	307,335	(189,303)	118,032
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		68,426	135,513	203,939	86,129	(17,703)	68,426

	~~W~~	(485,016)	177,154	(307,862)	(166,066)	(318,950)	(485,016)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(e)	Deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018				2017
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	~~W~~	34,980	(339,809)	(304,829)	273,994	—	273,994
Reserve for technology developments		—	—	—	—	(37,987)	(37,987)
PP&E - Depreciation		51,661	(45,517)	6,144	59,912	(45,271)	14,641
Share of profit or loss of equity-accounted investees		—	90,713	90,713	236,637	(40,595)	196,042
Allowance for inventories valuation		7,330	—	7,330	10,780	—	10,780
PP&E - Revaluation		—	(1,826,119)	(1,826,119)	—	(1,828,164)	(1,828,164)
Prepaid expenses		17,222	(38)	17,184	20,000	—	20,000
PP&E - Impairment loss		5,240	(96)	5,144	5,639	(99)	5,540
Gain or loss on foreign currency translation		21,795	(59,838)	(38,043)	113,760	(162,232)	(48,472)
Defined benefit obligations		162,446	(8,353)	154,093	430,117	—	430,117
Plan assets		—	(49,341)	(49,341)	—	(352,654)	(352,654)
Provision for construction losses		416	—	416	441	—	441
Provision for construction warranty		68,516	—	68,516	28,717	—	28,717
Accrued income		11	(8,956)	(8,945)	—	(12,915)	(12,915)
Others		688,255	296,700	984,955	702,538	(97,017)	605,521

		1,057,872	(1,950,654)	(892,782)	1,882,535	(2,576,934)	(694,399)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		394,384	(225,142)	169,242	110,865	(160,101)	(49,236)
Others		160,865	(23,338)	137,527	92,981	(20,820)	72,161

		555,249	(248,480)	306,769	203,846	(180,921)	22,925

Deferred tax from tax credit
Tax credit carry-forward and others		115,589	(41,377)	74,212	118,032	—	118,032
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		547,141	(343,202)	203,939	563,406	(494,980)	68,426

	~~W~~	2,275,851	(2,583,713)	(307,862)	2,767,819	(3,252,835)	(485,016)

(f)

As of December 31, 2018, the Company did not recognize income tax effects associated with deductible temporary differences of ~~W~~6,675,922 million mainly relating to loss of subsidiaries and affiliates because realization is not considered probable. As of December 31, 2018, the Company did not recognize income tax effects associated with taxable temporary differences of ~~W~~4,596,907 million mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

36.	Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2018 and 2017 were as follows:

(in Won, except per share information)
	2018		2017
Profit attribute to controlling interest	~~W~~	1,690,612,430,737	2,790,105,745,202
Interests of hybrid bonds		(17,720,986,299)	(33,048,799,997)
Weighted-average number of common shares outstanding(*1)		80,000,606	79,998,600

Basic and diluted earnings per share	~~W~~	20,911	34,464

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(shares)	2018	2017
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,186,229)	(7,188,235)

Weighted-average number of common shares outstanding	80,000,606	79,998,600

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

37.	Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	7,827	97	—	322,924	47	36,428
POSCO COATED & COLOR STEEL Co., Ltd.		476,105	2,725	—	—	9,211	1,434
POSCO ICT(*4)		2,624	7,479	53	341,472	34,376	196,199
eNtoB Corporation		12	60	377,198	27,508	390	31,455
POSCO CHEMTECH		417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY CO., LTD.		206,638	1,445	—	—	—	—
POSCO DAEWOO Corporation		5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited		299,450	5,335	10,115	—	—	71
POSCO America Corporation		336,366	—	—	—	—	2,486
POSCO Canada Ltd.		—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.		1,857,665	253	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.		188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.		273,573	156	—	—	—	8
POSCO MEXICO S.A. DE C.V.		299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited		563,618	584	—	—	—	156
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		196,095	—	2,616	—	—	5
Others		1,158,122	44,098	456,804	31,787	264,060	140,869

		13,472,119	143,067	2,931,618	750,275	688,025	428,235

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		10,904	240	3,166	215,023	24,192	10,257
SNNC		5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center		61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	810,196	—	—	—
Others		14,199	54,747	64,335	—	—	6

		92,189	59,095	1,436,122	215,023	24,192	10,343

	~~W~~	13,564,308	202,162	4,367,740	965,298	712,217	438,578

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2018, the Company provided guarantees to related parties (Note 38).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

2)	For the year ended December 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,328	71	—	151,639	32	18,352
POSCO Processing & Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		417,369	3,533	—	—	8,483	106
POSCO ICT		1,697	5,097	—	315,748	29,773	183,226
eNtoB Corporation		1	30	330,921	8,215	139	26,023
POSCO CHEMTECH		359,862	33,076	479,896	23,043	296,296	6,860
POSCO ENERGY CO., LTD.		179,966	1,456	—	—	—	2
POSCO DAEWOO Corporation		5,214,127	35,182	550,258	221	44,108	1,948
POSCO Thainox Public Company Limited		218,005	9,780	10,168	—	—	—
POSCO America Corporation		345,225	—	90	—	—	1,776
POSCO Canada Ltd.		439	690	278,915	—	—	—
POSCO Asia Co., Ltd.		1,949,354	1,454	365,025	337	1,625	4,982
Qingdao Pohang Stainless Steel Co., Ltd.		161,803	—	—	—	—	176
POSCO JAPAN Co., Ltd.		1,436,159	20	26,256	621	—	44,829
POSCO-VIETNAM Co., Ltd.		212,883	—	—	—	—	7
POSCO MEXICO S.A. DE C.V.		276,387	—	—	—	—	1,749
POSCO Maharashtra Steel Private Limited		467,206	—	—	—	—	65
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		192,467	—	—	—	—	—
Others		932,048	10,073	262,828	25,270	240,687	118,665

		12,667,107	100,463	2,417,985	529,689	629,452	409,170

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		2,947	112	5,487	300,041	20,718	19,763
SNNC		6,734	712	554,151	—	—	4
POSCO-SAMSUNG-Slovakia Processing Center		52,779	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	697,096	—	—	—
CSP - Compania Siderurgica do Pecem		7,384	—	159,501	—	—	—
Others		14,943	52,583	79,103	—	—	3

		84,787	53,407	1,495,338	300,041	20,718	19,770

	~~W~~	12,751,894	153,870	3,913,323	829,730	650,170	428,940

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	The related account balances of significant transactions between the controlling company and related companies as of December 31, 2018 and 2017 are as follows:

1)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	10,860	22,072	11	32,943
POSCO CHEMTECH		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO DAEWOO Corporation		437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,950	54,407	434,357	33,183	36,591	85,745	155,519

		2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160

Associates and jointventures
POSCO PLANTEC Co., Ltd.		249	10	259	3,274	34,803	—	38,078
SNNC		541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd		—	—	—	22,997	—	—	22,997
Others		918	910	1,828	217	76	—	293

		1,708	981	2,689	48,676	34,879	—	83,557

	~~W~~	2,046,649	70,447	2,117,096	122,669	320,200	121,846	564,717

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2018 and 2017 were as follows:

1)	December 31, 2018

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and jointventures
POSCO PLANTEC Co., Ltd.	~~W~~	19,394	—	83	24,103
New Songdo International City Development, LLC		30,997	53,316	—	97
SNNC		66,075	128	2,395	71,421
Chun-cheon Energy Co., Ltd		25,693	—	—	—
Noeul Green Energy		6,444	—	—	587
VSC POSCO Steel Corporation		12,504	—	2,314	—
USS-POSCO Industries		—	—	2,595	—
CSP - Compania Siderurgica do Pecem		239,922	9,678	346,602	26,324
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		46,538	—	62,851	—
LLP POSUK Titanium		—	—	944	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	10,572	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		12,244	—	—	—
PT. Batutua Tembaga Raya		—	168	15,663	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		30,417	—	249	—
Sebang Steel		—	—	13,571	—
DMSA/AMSA		—	—	46,293	—
South-East Asia Gas Pipeline Company Ltd.		—	50,789	—	—
Others		359,124	62,375	19,192	50,918

	~~W~~	849,352	176,454	523,324	173,450

2)	December 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and jointventures
POSCO PLANTEC Co., Ltd.	~~W~~	19,513	—	98	8,113
New Songdo International City Development, LLC		223,567	13,207	—	49
SNNC		26,288	—	3,578	17,985
Chun-cheon Energy Co., Ltd		42,147	—	—	—
Noeul Green Energy		11,863	—	—	2,178
VSC POSCO Steel Corporation		19,404	—	188	—
USS-POSCO Industries		26,899	107	2,222	—
CSP - Compania Siderurgica do Pecem		241,299	—	101,018	21,154
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		38,484	—	47,241	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		4	—	20,145	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		20,004	—	—	—
PT. Batutua Tembaga Raya		—	—	21,024	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		34,088	—	192	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	23,778	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	99	47,092	—
South-East Asia Gas Pipeline Company Ltd.		—	62,423	—	—
Others		272,107	43,126	19,520	19,483

	~~W~~	1,019,872	118,962	290,155	70,594

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2018 and December 31, 2017 are as follows:

1)	December 31, 2018

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,593	—	6	3,599	6,160	217	6,377
New Songdo International City Development, LLC		233,157	—	—	233,157	—	—	—
Chun-cheon Energy Co., Ltd		—	—	—	—	1,758	—	1,758
VSC POSCO Steel Corporation		—	—	2	2	—	—	—
USS-POSCO Industries		—	—	—	—	278	—	278
Nickel Mining Company SAS		—	59,664	118	59,782	—	—	—
CSP - Compania Siderurgica do Pecem		364,190	—	9,669	373,859	62,578	—	62,578
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,836	—	—	10,836	2,101	—	2,101
PT. Batutua Tembaga Raya		—	35,100	171	35,271	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,274	3,354	27	9,655	66	—	66
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		140	—	—	140	—	549	549
DMSA/AMSA		—	64,297	—	64,297	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	191,107	—	191,107	—	—	—
Others		88,945	136,117	13,069	238,131	7,490	71,670	79,160

	~~W~~	707,135	489,639	23,062	1,219,836	80,431	72,436	152,867

(*1)	As of December 31, 2018, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~102,694 million.

2)	December 31, 2017

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	2,287	—	5	2,292	3,442	5,595	9,037
New Songdo International City Development, LLC		484,038	282,775	1,696	768,509	—	7,146	7,146
Chun-cheon Energy Co., Ltd		—	—	21	21	—	9,617	9,617
VSC POSCO Steel Corporation		16	—	—	16	17	—	17
USS-POSCO Industries		—	—	4	4	—	—	—
Nickel Mining Company SAS		—	59,668	118	59,786	—	—	—
CSP - Compania Siderurgica do Pecem		380,180	—	13,443	393,623	—	29,700	29,700
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,108	5,357	6	7,471	2,449	—	2,449
PT. Batutua Tembaga Raya		24	29,048	—	29,072	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,067	5,357	32	13,456	107	—	107
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		715	—	—	715	—	526	526
DMSA/AMSA		—	69,713	4,443	74,156	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	229,880	—	229,880	—	—	—
Others		134,397	134,506	6,885	275,788	1,856	2,005	3,861

	~~W~~	1,011,832	816,304	26,653	1,854,789	7,871	54,589	62,460

(*1)	As of December 31, 2017, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~4,217 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2018 and 2017 were as follows:

1)	December 31, 2018

(in millions of Won)	Beginning		Lend	Collect	Others(*2)	Ending
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	282,775	150	(282,925)	—	—
GALE International Korea, LLC		2,000	8,500	(10,500)	—	—
UITrans LRT Co., Ltd.		—	5,695	—	—	5,695
DMSA/AMSA(*1)		69,713	9,965	(342)	(15,039)	64,297
South-East Asia Gas Pipeline Company Ltd.		229,880	—	(35,808)	(2,965)	191,107
PT. Batutua Tembaga Raya		29,048	4,678	—	1,374	35,100
PT. Tanggamus Electric Power		3,197	1,042	—	184	4,423
PT. Wampu Electric Power		5,107	—	—	223	5,330
PT. POSMI Steel Indonesia		4,286	—	(2,200)	150	2,236
Nickel Mining Company SAS		59,668	—	—	(4)	59,664
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		5,357	—	(5,357)	—	—
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		6,428	—	—	281	6,709
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		5,357	4,451	(6,454)	—	3,354
POS-SeAH Steel Wire (Thailand) Co., Ltd.		6,428	—	—	281	6,709
AMCI (WA) PTY LTD		92,061	3,795	—	(5,376)	90,480
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD		5,357	5,564	(5,357)	26	5,590
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD		8,571	8,902	(8,571)	43	8,945
SAMHWAN VINA CO., LTD		1,071	—	(1,071)	—	—

	~~W~~	816,304	52,742	(358,585)	(20,822)	489,639

(*1)	During the year ended December 31, 2018, loans amounting to ~~W~~9,820 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*2)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*4)	Ending
Associates and joint ventures
METAPOLIS Co.,Ltd.(*1)	~~W~~	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	484,644	(201,869)	—	282,775
GALE International Korea, LLC		—	2,000	—	—	2,000
DMSA/AMSA(*2)		90,638	2,956	—	(23,881)	69,713
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(46,252)	(29,440)	229,880
PT. Batutua Tembaga Raya		38,120	—	—	(9,072)	29,048
PT. Tanggamus Electric Power		3,606	—	—	(409)	3,197
PT. Wampu Electric Power		5,761	—	—	(654)	5,107
PT. POSMI Steel Indonesia		4,834	—	—	(548)	4,286
Nickel Mining Company SAS		60,425	—	—	(757)	59,668
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.(*1)		60,425	—	—	(60,425)	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(713)	5,357
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(823)	6,428
Hamparan Mulya		3,626	—	(3,626)	—	—
POS-SEAHSTEELWIRE(TIANJIN)CO., Ltd		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,460	—	(2,262)	(841)	5,357
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	(1,142)	319	6,428
AMCI (WA) PTY LTD		91,775	4,327	—	(4,041)	92,061
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD(*3)		—	—	—	5,357	5,357
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD(*3)		—	—	—	8,571	8,571
SAMHWAN VINA CO., LTD(*3)		—	—	—	1,071	1,071

	~~W~~	684,132	522,894	(261,166)	(129,556)	816,304

(*1)	During the year ended December 31, 2017, it was excluded from associates.
(*2)	During the year ended December 31, 2017, loans amounting to ~~W~~13,712 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	During the year ended December 31, 2017, it was newly classified to associates and joint ventures.
(*4)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(f)	For the years ended December 31, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	2018		2017
Short-term benefits	~~W~~	115,618	112,688
Long-term benefits		13,400	8,632
Retirement benefits		21,658	20,422

	~~W~~	150,676	141,742

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Details of guarantees

Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2018 are as follows.

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	BOC and others	USD	100,000,000	111,810	100,000,000	111,810
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	163,832	131,874,750	147,449
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co., Ltd.(SPC)	THB	5,501,000,000	188,959	5,501,000,000	188,959
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	506,853,000	566,712	168,397,800	188,286
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	178,896	160,000,000	178,896
	POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea and others	USD	354,351,050	396,200	274,570,077	306,996
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	174,424	156,000,000	174,424
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,509,770	1,097,236,406	1,226,821
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea and others	USD	196,017,000	219,167	196,017,000	219,167
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	47,600,000	53,222	47,600,000	53,222
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,383	14,652,750	16,383
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	149,400,000	167,044	77,990,903	87,202
	PT. Bio Inti Agrindo	Export-Import Bank of Korea and others	USD	125,125,000	139,902	125,125,000	139,902
		Export-Import Bank of Korea and others	IDR	150,000,000,000	11,520	150,000,000,000	11,520
	Golden Lace DAEWOO Company Limited	Shinhan Bank and others	USD	9,000,000	10,063	6,000,000	6,708
	POSCO DAEWOO CHINA CO., LTD	Mizuho	USD	8,000,000	8,945	7,290,000	8,151
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	47,000,000	52,551	47,000,000	52,551
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori bank and others	USD	133,000,000	148,707	133,000,000	148,707
	POSCO Engineering and Construction India Private Limited	Woori bank	USD	2,100,000	2,348	2,100,000	2,348
		KEB Hana Bank	IDR	104,000,000	8	9,000,000	1
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	10,900,000	12,187	10,900,000	12,187
	Daewoo Global Development. Pte., Ltd	SMBC and others	USD	163,633,000	182,958	163,633,000	182,958
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,500,000	1,677	1,500,000	1,677
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	POSCO Asia Co., Ltd.	USD	15,200,000	16,995	15,200,000	16,995
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited	POSCO Asia Co., Ltd.	USD	13,986,947	15,639	13,986,947	15,639
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	216,800	121,231,918	135,549
POSCO ASIA CO., LTD.	POSCO SINGAPORE LNG TRADING PTE. LTD.	SMBC	USD	40,000,000	44,724	40,000,000	44,724

[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	469,602	392,956,958	439,365
		BNDES	BRL	464,060,000	133,686	462,554,370	133,253
	LLP POSUK Titanium	SMBC	USD	15,000,000	16,772	15,000,000	16,772
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	58,841	46,000,000	58,841
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,196	8,225,000	9,196
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	440,000	440,000	432,000	432,000
	UITrans LRT Co., Ltd.	Kookmin Bank and others	KRW	16,974	16,974	1,610	1,610
	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	10,659	10,659	—	—
	Pohang E&E Co., Ltd	Heungkuk Life Insurance Co., Ltd. and others	KRW	6,500	6,500	—	—
	JB CLARK HILLS	Korea Investment & Securities Co., Ltd.	KRW	40,000	40,000	30,000	30,000
POSCO ICT	Incheon-Gimpo Expressway Co, Ltd.	KDB Bank	KRW	100,000	100,000	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Hana Bank	USD	1,140,000	1,274	791,667	885
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	780,000	872	780,000	872

[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	97,580	12,030,434	13,451
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO., LTD and others	Others	KRW	1,520,859	1,520,859	551,249	551,249
POSCO ICT	SMS Energy and others	KEB Hana Bank and others	KRW	78,791	78,791	60,519	60,519
	hyochun	KYOBO SECURITIES CO., LTD.	KRW	39,575	39,575	39,575	39,575
	BTL business and others	kyobo life insurance co., ltd and others	KRW	1,165,352	1,165,352	1,165,352	1,165,352
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori bank and others	AUD	26,147,711	20,599	26,147,711	20,599
			USD	4,477,463,974	5,006,252	3,541,090,610	3,959,293
			KRW	3,494,710	3,494,710	2,456,305	2,456,305
			IDR	150,104,000,000	11,528	150,009,000,000	11,521
			THB	5,501,000,000	188,959	5,501,000,000	188,959
			EUR	46,000,000	58,841	46,000,000	58,841
			AUD	26,147,711	20,599	26,147,711	20,599
			BRL	464,060,000	133,686	462,554,370	133,253

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)

POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~395,162 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~179,619 million as of December 31, 2018.

(d)	Other commitments

Details of other commitments of the Company as of December 31, 2018 are as follows:

Company	Description
POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2018, 100 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2018, POSCO entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co., Ltd., at the request of creditors such as the Korea Development Bank.

POSCO provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. POSCO recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 25,173 million and uses USD 763 million with Woori Bank and others.

POSCO ICT	As of December 31, 2018, in relation to contract enforcement, POSCO ICT was provided with ~~W~~132,117 million, ~~W~~8,939 million and ~~W~~305 million guaranties from Korea Software Financial Cooperative, Seoul Guarantee Insurance and Engineering Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(e)	Litigation in progress

As of December 31, 2018, litigations in progress that POSCO and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO	27	KRW	75,218	75,218	Lawsuit on claim for employee right and others(*1)
POSCO DAEWOO Corporation	1	CAD	79,000	64,808	Lawsuit on claim for damages
	3	INR	4,518,694	72,254	Lawsuit on claim for payment on guarantees and others(*1)
	10	KRW	20,049	20,049	Litigation for confirmation of deposit bond and others
	5	USD	28,763	32,160	Lawsuit on claim for damages and others
POSCO ENGINEERING & CONSTRUCTION., LTD.	120	KRW	442,812	442,812	Lawsuit on claim for damages and others(*1)
POSCO ICT	1	BRL	10,182	2,933	Lawsuit on revocation of claim for damage
	11	KRW	6,339	6,339	Lawsuit on claim for payment and others
	1	USD	1,881	2,103	Lawsuit on claim for payment
POSCO A&C	7	KRW	1,996	1,996	Lawsuit on claim for payment on construction and others
POSCO ENERGY CO., LTD.	3	KRW	3,039	3,039	Lawsuit on claim for payment and others
POSCO E&C CHINA CO., LTD.	3	CNY	44,446	7,234	Lawsuit over contract dispute and others
POSCO COATED & COLOR STEEL Co., Ltd.	1	KRW	1,400	1,400	Lawsuit on claim for payment
POSCO ENGINEERING (THAILAND) CO., LTD.	2	THB	509,191	17,491	Lawsuit on claim for payment on construction and others
PT. KRAKATAU POSCO	1	IDR	211,407,872	16,236	Lawsuit on claim for payment on construction
POSCO E&C VIETNAM CO., LTD.	1	USD	3,894	4,354	Lawsuit on claim for payment on construction
POS-Qingdao Coil Center Co., Ltd.	2	CNY	6,774	1,103	Lawsuit over contract dispute and others
POSCO-Malaysia SDN. BHD.	1	MYR	—	—	Lawsuit on claim for infringement of right
POS-SEA PTE LTD	1	USD	12,051	13,474	Lawsuit over contract dispute
POSCO INDIA HOLDINGS PRIVATE LIMITED	1	INR	220,000	3,518	Lawsuit over contract dispute
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	8	TRY	102	22	Lawsuit over industrial accidents and others
POSCO India Steel Distribution Center Private Ltd.	1	INR	223,795	3,578	Lawsuit on claim for tax restitution
POSCO(Dalian) IT Center Development Co., Ltd.	1	CNY	4,240	690	Lawsuit over contract dispute
Brazil Sao Paulo Steel Processing Center	3	BRL	4,671	1,346	Lawsuit on claim for labor and others
POSCO E&C Brazil Ltd.	148	BRL	156,011	44,944	Lawsuit on claim for payment on construction and others
POSCO ASSAN TST STEEL INDUSTRY	1	TRY	4,870	1,027	Lawsuit on compensation
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	1	KRW	3,305	3,305	Lawsuit on claim for payment

(*1)	The Company made a reliable estimate in 119 lawsuits by considering the possibility and amount of outflow of resources and recognized ~~W~~54,060 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2018 for the matters.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(f)	Other contingencies

Company	Description
POSCO	POSCO has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of December 31, 2018, POSCO DAWEOO Corporation has provided 33 blank promissory notes and 24 blank checks to KOREA ENERGY AGENCY and others as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of December 31, 2018, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 23 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of 9,596,211 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO ICT	As of December 31, 2018, POSCO ICT has provided 2 blank promissory notes and 4 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

39.	Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Trade accounts and notes receivable	~~W~~	(51,120)	49,991
Other receivables		(20,786)	113,740
Inventories		(1,572,560)	(1,056,518)
Other current assets		1,118	110,688
Other non-current assets		5,974	12,455
Trade accounts and notes payable		379,742	(607,999)
Other payables		(111,893)	(26,922)
Other current liabilities		(197,478)	(177,137)
Provisions		(116,790)	(145,763)
Payments of severance benefits		(189,165)	(185,220)
Plan assets		(245,214)	3,815
Other non-current liabilities		55,032	(17,404)

	~~W~~	(2,063,140)	(1,926,274)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(b)	Changes in liabilities arising from financial activities for the year ended December 31, 2018 and 2017 were as follows:

1)	December 31, 2018

(in millions of Won)	Liabilities				Derivatives for hedging long-term borrowings
	Short-term borrowings	long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	8,174,818	12,888,839	7,213	93,018	119,320
Changes from financing cash flows	(854,554)	(374,097)	(775,671)	(14,955)	(17,237)
Changes arising from obtaining or losing control of subsidiaries or other business	(342)	—	—	—	—
The effect of changes in foreign exchange rates	167,858	200,543	—	(7,766)	—
Changes in fair values	—	—	—	—	(58,666)
Other changes:					—
Decrease in retained earnings	—	—	704,444	—	—
Decrease in non-controlling interest	—	—	72,689	—	—
Amortization of discount on debentures issued	—	6,205	—	—	—
Increase in finance lease assets	—	—	—	24,457	—

Ending	7,487,780	12,721,490	8,675	94,754	43,417

2)	December 31, 2017

(in millions of Won)	Liabilities				Derivatives for hedging long-term borrowings
	Short-term borrowings	long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	7,979,727	14,725,271	7,770	114,409	(52,373)
Changes from financing cash flows	558,083	(1,410,033)	(931,232)	(10,536)	—

Changes arising from obtaining or losing control of subsidiaries or other business	(12,469)	3,299	—	—	—

The effect of changes in foreign exchange rates	(350,523)	(435,170)	—	(10,855)	—
Changes in fair values	—	—	—	—	171,693
Other changes:
Decrease in retained earnings	—	—	863,579	—	—
Decrease in non-controlling interest	—	—	67,096	—	—
Amortization of discount on debentures issued	—	5,472	—	—	—

Ending	8,174,818	12,888,839	7,213	93,018	119,320

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

40.	Operating Segments

(a)

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments - steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017.

(b)	Information about reportable segments as of and for the years ended December 31, 2018 and 2017 were as follows:

1)	As of and for the year ended December 31, 2018

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	32,358,009	22,407,717	6,769,410	3,442,641	64,977,777
Internal revenues		18,063,213	15,911,138	551,324	2,755,176	37,280,851
Including inter segment revenue		12,496,287	8,743,666	465,057	2,639,561	24,344,571
Total revenues		50,421,222	38,318,855	7,320,734	6,197,817	102,258,628
Interest income		199,016	36,437	115,019	23,454	373,926
Interest expenses		(468,681)	(189,165)	(111,101)	(94,613)	(863,560)
Depreciation and amortization		(2,812,666)	(210,493)	(36,840)	(265,416)	(3,325,415)
Impairment loss on property, plant and equipment and others		(1,057,474)	(86,085)	(82,521)	(117,280)	(1,343,360)
Share of loss of equity-accounted investees, net		(733,879)	(160,085)	(155,371)	—	(1,049,335)
Income tax expense		(1,307,292)	(52,914)	(238,441)	(65,611)	(1,664,258)
Segment profit		1,268,313	49,264	234	13,608	1,331,419
Segment assets		70,976,493	15,550,854	7,333,221	8,017,433	101,878,001
Investment in subsidiaries, associates and joint ventures		16,099,692	1,379,045	511,230	932,107	18,922,074
Acquisition of non-current assets		2,239,467	132,017	49,095	232,281	2,652,860
Segment liabilities		20,289,037	11,454,079	4,386,852	4,134,352	40,264,320

2)	As of and for the year ended December 31, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	30,230,368	20,802,207	6,886,606	2,735,919	60,655,100
Internal revenues		17,381,010	14,075,996	398,924	2,548,674	34,404,604
Including inter segment revenue		12,004,614	8,043,643	329,215	2,446,029	22,823,501
Total revenues		47,611,378	34,878,203	7,285,530	5,284,593	95,059,704
Interest income		128,827	32,799	100,922	17,940	280,488
Interest expenses		(422,357)	(121,967)	(112,983)	(100,656)	(757,963)
Depreciation and amortization		(2,856,133)	(206,490)	(42,123)	(255,620)	(3,360,366)
Impairment loss on property, plant and equipment and others		(149,840)	(140,839)	(37,476)	(8,564)	(336,719)
Impairment loss on available-for-sale investments		(95,261)	—	(18,637)	(13,421)	(127,319)
Share of profit or loss of equity-accounted investees, net		8,352	—	(8,555)	(1,518)	(1,721)
Income tax expense		(977,853)	(109,710)	(109,961)	(77,172)	(1,274,696)
Segment profit		2,790,855	112,661	24,545	232,700	3,160,761
Segment assets		70,017,816	14,139,098	8,609,753	8,776,090	101,542,757
Investment in subsidiaries, associates and joint ventures		16,116,654	1,134,798	668,392	1,193,895	19,113,739
Acquisition of non-current assets		2,033,184	286,185	99,190	251,665	2,670,224
Segment liabilities		19,057,249	10,386,294	5,744,693	4,620,902	39,809,138

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

(c)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2018		2017
Total revenue for reportable segments	~~W~~	102,258,628	95,059,704
Elimination of inter-segment revenue		(37,280,851)	(34,404,604)

	~~W~~	64,977,777	60,655,100

2)	Profit

(in millions of Won)	2018		2017
Total profit for reportable segments	~~W~~	1,331,419	3,160,761
Goodwill and corporate FV adjustments		(77,756)	(84,370)
Elimination of inter-segment profit		638,401	(102,922)
Income tax expense		1,670,757	1,206,223

Profit before income tax expense	~~W~~	3,562,821	4,179,692

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

3)	Assets

(in millions of Won)	2018		2017
Total assets for reportable segments	~~W~~	101,878,001	101,542,757
Investment in subsidiaries, associates and joint ventures		(15,272,243)	(15,555,972)
Goodwill and corporate FV adjustments		2,722,115	3,368,333
Elimination of inter-segment assets		(11,079,608)	(10,330,159)

	~~W~~	78,248,265	79,024,959

4)	Liabilities

(in millions of Won)	2018		2017
Total liabilities for reportable segments	~~W~~	40,264,320	39,809,138
Goodwill and corporate FV adjustments		321,320	483,693
Elimination of inter-segment liabilities		(9,096,926)	(8,731,880)

	~~W~~	31,488,714	31,560,951

5)	Other significant items

a)	December 31, 2018

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	373,926	—	(36,668)	337,258
Interest expenses		(863,560)	1,035	121,229	(741,296)
Depreciation and amortization		(3,325,415)	(103,932)	158,278	(3,271,069)
Share of profit of equity-accounted investees, net		(1,049,335)	—	1,161,970	112,635
Income tax expense		(1,664,258)	25,921	(32,420)	(1,670,757)
Impairment loss on property, plant and equipment and others		(1,343,360)	(779)	(107,258)	(1,451,397)

	~~W~~	(7,872,002)	(77,755)	1,265,131	(6,684,626)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2018

b)	December 31, 2017

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	280,488	—	(68,037)	212,451
Interest expenses		(757,963)	1,304	103,544	(653,115)
Depreciation and amortization		(3,360,366)	(106,195)	169,141	(3,297,420)
Share of profit of equity-accounted investees, net		(1,721)	—	12,261	10,540
Income tax expense		(1,274,696)	21,270	47,203	(1,206,223)
Impairment loss of property, plant and equipment and others		(336,719)	(867)	34,619	(302,967)
Impairment loss on available-for-sale investments		(127,319)	—	4,105	(123,214)

	~~W~~	(5,578,296)	(84,488)	302,836	(5,359,948)

(d)	Revenue by geographic area for the years ended December 31, 2018 and 2017 was as follows:

(in millions of Won)	2018		2017
Domestic	~~W~~	41,671,930	38,882,220
Japan		2,084,061	2,200,405
China		6,945,266	6,731,214
Asia-other		8,904,532	7,750,553
North America		1,834,534	1,725,120
Europe		2,000,525	1,721,431
Others		1,536,929	1,644,157

	~~W~~	64,977,777	60,655,100

(e)	Non-current assets by geographic area as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Domestic	~~W~~	28,298,293	30,790,462
Japan		146,490	162,328
China		1,185,828	1,284,561
Asia-other		5,067,936	5,266,799
North America		173,914	277,249
Europe		247,421	262,518
Others		997,831	856,801

	~~W~~	36,117,713	38,900,718

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.

POSCO

Separate Financial Statements

December 31, 2018 and 2017

1

POSCO

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(in millions of Won)	Notes	December 31, 2018		December 31, 2017
Assets

Cash and cash equivalents	4,5,22	~~W~~	259,219	332,405
Trade accounts and notes receivable, net	6,22,36		3,968,372	3,867,714
Other receivables, net	7,22,36		206,432	210,230
Other short-term financial assets	8,22		7,025,143	5,824,087
Inventories	9,33		5,288,009	4,543,533
Assets held for sale	10		25,683	34,545
Other current assets	15		23,542	27,907

Total current assets			16,796,400	14,840,421

Long-term trade accounts and notes receivable, net	6,22		7,673	12,774
Other receivables, net	7,22		57,767	62,421
Other long-term financial assets	8,22		1,176,757	1,393,316
Investments in subsidiaries, associates and joint ventures	11		15,121,339	15,098,856
Investment property, net	12		108,215	97,307
Property, plant and equipment, net	13		20,154,334	21,561,270
Intangible assets, net	14		645,222	528,074
Other non-current assets	15		58,273	97,819

Total non-current assets			37,329,580	38,851,837

Total assets		~~W~~	54,125,980	53,692,258

See accompanying notes to the separate financial statements.

2

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2018 and 2017

(in millions of Won)	Notes	December 31, 2018		December 31, 2017
Liabilities

Trade accounts and notes payable	22,36	~~W~~	1,106,226	1,025,027
Short-term borrowings and current installments of long-term borrowings	4,16,22,38		826,862	1,235,707
Other payables	17,22,36,38		1,072,733	862,535
Other short-term financial liabilities	18,22,38		12,638	23,164
Current income tax liabilities	34		803,543	351,148
Provisions	19		19,165	18,166
Other current liabilities	21		54,806	54,401

Total current liabilities			3,895,973	3,570,148

Long-term borrowings, excluding current installments	4,16,22,38		3,444,108	2,665,517
Other payables	17,22,38		144,343	78,481
Other long-term financial liabilities	18,22,38		79,936	129,176
Defined benefit liabilities, net	20		863	43
Deferred tax liabilities	34		1,179,672	1,273,896
Long-term provisions	19		93,719	19,250
Other non-current liabilities	21		15,264	14,292

Total non-current liabilities			4,957,905	4,180,655

Total liabilities			8,853,878	7,750,803

Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,154,775	1,156,429
Hybrid bonds	24		199,384	996,919
Reserves	25		(207,191)	233,390
Treasury shares	26		(1,532,728)	(1,533,054)
Retained earnings	27		45,175,459	44,605,368

Total equity			45,272,102	45,941,455

Total liabilities and equity		~~W~~	54,125,980	53,692,258

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(in millions of Won, except per share information)	Notes	2018		2017
Revenue	28,36	~~W~~	30,659,425	28,553,815
Cost of sales	9,20,30,33,36		(25,728,293)	(23,832,804)

Gross profit			4,931,132	4,721,011
Selling and administrative expenses
Impairment loss on trade accounts and notes receivable	22		(6,586)	(3,898)
Other administrative expenses	20,29,30,33		(881,163)	(892,163)
Selling expenses	29,33		(234,007)	(922,497)

Operating profit			3,809,376	2,902,453

Finance income and costs
Finance income	22,31		629,940	1,143,692
Finance costs	22,31		(458,326)	(667,207)

Other non-operating income and expenses
Reversal of impairment loss on other receivables	22		2,925	(14,235)
Other non-operating income	32,36		306,543	436,075
Other non-operating expenses	32,33,36		(2,055,559)	(446,037)

Profit before income tax			2,234,899	3,354,741
Income tax expense	34		(1,162,307)	(809,057)

Profit			1,072,592	2,545,685

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(106,057)	(19,787)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22,25		(131,646)	—

Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	8,22,25		—	(50,850)

Total comprehensive income		~~W~~	834,889	2,475,048

Basic and diluted earnings per share (in Won)	35	~~W~~	13,186	31,409

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	2,545,685	2,545,685
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(19,787)	(19,787)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(50,850)	—	—	(50,850)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interim dividends		—	—	—	—	—	(359,993)	(359,993)
Interest of hybrid bonds		—	—	—	—	—	(43,600)	(43,600)
Disposal of treasury shares		—	126	—	—	414	—	540

Balance as of December 31, 2017	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455

Balance as of January 1, 2018	~~W~~	482,403	1,156,429	996,919	233,390	(1,533,054)	44,605,368	45,941,455
Adjustment on initial application of K-IFRS No. 1115, net of tax		—	—	—	—	—	(883)	(883)
Adjustment on initial application of K-IFRS No. 1109, net of tax		—	—	—	(321,654)	—	321,603	(51)
Adjusted balance as of January 1, 2018		482,403	1,156,429	996,919	(88,264)	(1,533,054)	44,926,088	45,940,521
Comprehensive income:
Profit		—	—	—	—	—	1,072,592	1,072,592
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(106,057)	(106,057)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(118,927)	—	(12,719)	(131,646)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(279,999)	(279,999)
Interim dividends		—	—	—	—	—	(400,003)	(400,003)
Repayment of hybrid bonds		—	(1,787)	(797,535)	—	—	—	(799,322)
Interest of hybrid bonds		—	—	—	—	—	(24,443)	(24,443)
Disposal of treasury shares		—	133	—	—	326	—	459

Balance as of December 31, 2018	~~W~~	482,403	1,154,775	199,384	(207,191)	(1,532,728)	45,175,459	45,272,102

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(in millions of Won)	Notes	2018		2017
Cash flows from operating activities
Profit		~~W~~	1,072,592	2,545,685
Adjustments for :
Expenses related to post-employment benefit			111,034	102,884
Depreciation			2,111,870	2,092,603
Amortization			69,101	91,603
Bad debt expenses			3,661	18,133
Finance income			(443,952)	(940,180)
Finance costs			235,892	448,249
Loss on valuation of inventories			12,169	2,363
Gain on disposal of property, plant and equipment			(47,941)	(26,284)
Loss on disposal of property, plant and equipment			120,570	140,987
Impairment losses on property, plant and equipment			940,595	17,651
Gain on disposal of intangible assets			(99,378)	(24,542)
Impairment losses on intangible assets			1,293	11,822
Impairment losses on investments in subsidiaries, associates and joint ventures			787,999	173,284
Reversal of impairment losses on investments in subsidiaries, associates and joint ventures			(56,420)	(225,860)
Impairment loss on assets held for sale			7,788	21,873
Increase to provisions			53,477	403
Income tax expense			1,162,307	809,056
Others, net			1,055	8,154

Changes in operating assets and liabilities	38		(813,429)	(1,338,714)

Interest received			154,529	89,041
Interest paid			(148,129)	(139,766)
Dividends received			228,296	159,506
Income taxes paid			(689,008)	(483,988)

Net cash provided by operating activities		~~W~~	4,775,971	3,553,963

See accompanying notes to the separate financial statements.

6

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(in millions of Won)	Notes	2018		2017
Cash flows from investing activities

Decrease in deposits		~~W~~	2,821,831	1,475,451
Proceeds from disposal of short-term financial instruments			27,992,468	17,315,782
Proceeds from disposal of current portion of debt securities			855	—
Proceeds from disposal of long-term financial instruments			—	1
Proceeds from disposal of equity securities			45,445	—
Proceeds from disposal of debt securities			130,000	—
Proceeds from disposal of other securities			2,658	—
Proceeds from disposal of stock warrants			130	—
Proceeds from disposal of available-for-sale investments			—	994,901
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			101,294	6,112
Proceeds from disposal of property, plant and equipment			4,551	—
Proceeds from disposal of intangible assets			26,954	23,431
Proceeds from disposal of assets held for sale			231	667
Increase in deposits			(3,404,466)	(1,650,334)
Acquisition of short-term financial investments			(28,613,172)	(18,831,717)
Payment of short-term loans			(2,950)	—
Payment of long-term loans			(261)	(60)
Acquisition of debt securities			(130,238)	—
Acquisition of equity securities			(1,443)	—
Acquisition of other securities			(464)	—
Acquisition of available-for-sale investments			—	(15,264)
Acquisition of investments in subsidiaries, associates and joint ventures			(855,602)	(115,147)
Acquisition of property, plant and equipment			(1,677,962)	(1,594,897)
Proceeds from disposal of property, plant and equipment			—	(3,654)
Acquisition of intangible asstes			(58,808)	(69,923)

Net cash used in investing activities		~~W~~	(3,618,949)	(2,464,651)

Cash flows from financing activities	38

Proceeds from borrowings			1,743,353	654,242
Increase in long-term financial liabilities			1,162	2,517
Receipt of government grants			86	—
Repayment of borrowings			(1,452,359)	(658,144)
Decrease in long-term financial liabilities			(16,099)	(9,136)
Payment of cash dividends			(679,998)	(820,102)
Payment of interest of hybrid bonds			(26,353)	(43,600)
Repayment of hybrid bonds			(800,000)	—

Net cash used in financing activities		~~W~~	(1,230,208)	(874,223)

Effect of exchange rate fluctuation on cash held			—	(3,213)

Net increase in cash and cash equivalents			(73,186)	211,876

Cash and cash equivalents at beginning of the period	5		332,405	120,529

Cash and cash equivalents at end of the period	5	~~W~~	259,219	332,405

See accompanying notes to the separate financial statements.

7

POSCO

Notes to the Separate Financial Statements

As of December 31, 2018

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968 to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six overseas liaison offices.

As of December 31, 2018, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)

National Pension Service	9,342,192	10.72
BlackRock Institutional Trust Company, N.A.(*1)	4,549,553	5.22
Nippon Steel & Sumitomo Metal Corporation(*1)	2,894,712	3.32
KB Financial Group Inc. and subsidiaries(*2)	1,995,719	2.29
Government of Singapore Investment Corp Private Limited	1,934,312	2.22
Others	66,470,347	76.23

	87,186,835	100.00

(*1)	Includes American Depository Receipts (ADRs) of POSCO, each of which represents 0.25 share of POSCO’s common share which has par value of ~~W~~5,000 per share.
(*2)	Includes shares held by subsidiaries and others.

As of December 31, 2018, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

8

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issue by the Board of Directors on January 30, 2019, and will be submitted for approval at the shareholders’ meeting to be held on March 15, 2019.

In 2018, the Company adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” for the first time. Changes to significant accounting policies are described in Note 2(4).

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Fair value through profit or loss assets are measured at fair value

(c)	Fair value through other comprehensive income assets are measured at fair value

(d)	Available-for-sale financial assets are measured at fair value

(e)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan asset

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

9

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10 - Assets held for sale

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 24 - Hybrid bonds

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 8 - Other Financial Assets

•	Note 11 - Investments in subsidiaries, associates and joint ventures

•	Note 13 - Property, Plant and Equipment

•	Note 19 - Provisions

•	Note 20 - Employee benefits

•	Note 22 - Financial Instruments

•	Note 34 - Income taxes

•	Note 37 - Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

10

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 22 – Financial instruments

Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments” from January 1, 2018. The other accounting standards adopted from January 1, 2018 have no significant effect on the Company’s separate financial statements.

The effect of initially applying these standards is mainly attributed to the following:

•	Identify the shipping services included in certain sales contracts as a separate performance obligation

•	Estimate variable consideration such as sales discount

•	Change in classification and subsequent measurement of financial assets

•	Increase in impairment loss on financial assets

11

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(a)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers” provides a unified five-step model for determining the timing, measurement and recognition of revenue. It replaced previous revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue- Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”.

The Company applied the modified retrospective approach by recognizing the cumulative impact of initially applying the revenue standard as of January 1, 2018, the date of initial application and the Company also decided to apply the practical expedients as allowed by K-IFRS No. 1115 by applying the new standard only to those contracts that are not considered as completed contracts at the date of initial application. Accordingly, the Company did not restate the financial statements for comparative periods.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1115 on retained earnings as of January 1, 2018.

(in millions of Won)	Retained earnings
Shipping services included in the sales contract	~~W~~	(510)
Variable consideration for sales discounts		(373)

	~~W~~	(883)

The details of new significant accounting policies and impacts of the adoption of K-IFRS No. 1115 are as follows:

1)	Identification of performance obligations

The Company operates manufacturing and selling steel rolled products and plates, and certain sales contracts include transport service. When applying K-IFRS No. 1115, sales of manufactured products or merchandise and delivery of products (i.e. shipping service) are identified as separate performance obligations in the contracts with customers. For transactions for which the shipping terms are on shipment basis and the customer pays shipping costs, the two performance obligations are separately accounted for because delivery of products is performed after the control over the products is transferred to the customer. The transaction price allocated to the performance obligation of delivery service will be recognized when the obligation of delivery of the product is completed.

12

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The Company identified shipping service included in the sales contract as a separate performance obligation that will be satisfied over the promised service period. This change in relevant accounting policy resulted in decreases in revenue and cost of sales increases in contract liabilities and decrease in other payables as of and for the year period ended December 31, 2018. In addition, the Company has decided to reclassify the costs incurred in the shipping services from selling and administrative expenses to cost of sales during the period.

2)	Variable consideration

The Company provides a certain percentage of price discount, if an accounts receivable is collected earlier than a certain collection date. Under K-IFRS No. 1115, the Company estimates the amount of variable consideration by using the expected value which the Company expects to better predict the amount of consideration. The Company recognizes revenue with transaction price including variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the refund period has lapsed. This change in relevant accounting policy resulted in increase in revenue and increase in contract liabilities for the year period ended December 31, 2018.

3)	Impact of changes in accounting policies

The effects of adoption of K-IFRS No. 1115 to the Company’s separate statements of financial position and separate statements of comprehensive income as of and for the year period ended December 31, 2018 are as follows. There is no material impact on the Company’s separate statements of cash flows for the year period ended December 31, 2018.

(in millions of Won)	As reported		Adjustments of K-IFRS No. 1115	Amounts without adoption of K-IFRS No. 1115
Financial statements of financial position
Current liabilities	~~W~~	3,895,973	526	3,896,499
Other payables		1,072,733	16,955	1,089,688
Current income tax liabilities		803,543	(366)	803,177
Other current liabilities		54,806	(16,063)	38,743
Non-current liabilities		4,957,905	120	4,958,025
Deferred tax liabilities		1,179,672	120	1,179,792
Retained earnings		45,175,459	(646)	45,174,813

Statements of comprehensive income
Revenue	~~W~~	30,659,425	980	30,660,405
Cost of sales		(25,728,293)	(3,089)	(25,731,382)
Profit before income tax		2,234,899	(2,109)	2,232,790
Income tax expense		(1,162,307)	580	(1,161,727)
Profit		1,072,592	(1,529)	1,071,063

13

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments” regulates requirements for measurement and recognition of certain contracts in relation to trading financial assets and liabilities or nonfinancial items. It replaced existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

The Company applied retrospectively the standard with exemptions where an entity is not required to restate the comparative information for prior periods in relation to classification and measurement (including impairment) changes. The Company recognized the cumulative effect resulting from initial application of K-IFRS No. 1109 as reserves and retained earnings of the Company at the date of initial application.

The following table summarizes the impact, net of tax, of transition to K-IFRS No. 1109 on reserves and retained earnings as of January 1, 2018.

(in millions of Won)	Reserves		Retained earnings
Classifiaction to fair value through profit or loss in securities and select to fair value through other comprehensive income in equity securities	~~W~~	(321,653)	321,653
Recognition of expected credit losses		—	(50)

	~~W~~	(321,653)	321,603

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

1)	Classification and measurement of financial assets and financial liabilities

When applying K-IFRS No. 1109, the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. The classification of financial assets is driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract is determined for the entire contract without separating the embedded derivative.

14

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

As of January 1, 2018, the date of initial application, measurement categories and carrying amounts of financial assets in accordance with K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement” and K-IFRS No. 1109 “Financial Instruments” are as follows:

(in millions of Won)	Original classification under K-IFRS No. 1039	Original carrying amounts under K-IFRS No. 1039		New classification under K-IFRS No. 1109	New carrying amounts under K-IFRS No. 1109
Cash and cash equivalents	Loans and receivables	~~W~~	332,405	Amortized cost	~~W~~	332,405
Trade accounts and notes receivable(*1)	Loans and receivables		3,874,929	Amortized cost		3,874,859
Other receivables	Loans and receivables		162,313	Fair value through profit or loss		1,898
				Amortized cost		160,415
Equity securities(*2)	Available-for-sale financial assets		1,324,715	Fair value through other comprehensive income		1,324,715
Debt securities	Available-for-sale financial assets		10,305	Fair value through profit or loss		8,050
				Fair value through other comprehensive income		2,255
Other Securities	Available-for-sale financial assets		60,569	Fair value through profit or loss		60,569
Deposit instruments	Loans and receivables		666,112	Amortized cost		666,112
Short-term financial instruments	Loans and receivables		5,155,702	Fair value through profit or loss		5,155,702

(*1)	As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, loss allowance was increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million.
(*2)

As a result of the adoption of K-IFRS No. 1109, as of January 1, 2018, the date of initial application, with respect to securities classified as fair value through profit or loss and equity securities determined fair value through other comprehensive income, reserves were decreased by ~~W~~321,654 million and retained earnings were increased by ~~W~~321,654 million.

K-IFRS No. 1109 “Financial Instruments” retains most of the requirements of K-IFRS 1039 “Financial Instruments: Recognition and Measurement” for the classification and measurement of financial liabilities. Accordingly, the application of K-IFRS No. 1109 “financial instruments” has no significant effect on the Company’s accounting policies related to financial liabilities.

2)	Impairment of financial assets

K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with a forward-looking expected credit loss model for debt instruments, lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

As of January 1, 2018, the date of initial application, loss allowance were increased by ~~W~~70 million and retained earnings were decreased by ~~W~~50 million under K-IFRS No. 1109 “Financial Instruments”.

In addition to the application of K-IFRS No. 1109, the Company applied the amendments to K-IFRS No. 1001 “Presentation of Financial Statements”, which requires the recognition of impairment of financial assets to be separated in the separate statements of comprehensive income. Bad debt expenses and other bad debt expenses s are presented as separate items.

15

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary, associate or joint venture are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

16

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

A financial asset(unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, a financial asset is classified as measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income, or financial assets measured at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first day of the first reporting period following the change in the business model.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cah flows and selling financial assets and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or losses are recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

17

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

18

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Inventories are measured at the lower of cost or net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

The carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

19

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

20

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

21

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as an having an indefinite useful life and not amortized.

Intellectual property rights	7 years
Development costs	4 years
Port facilities usage rights	4-75 years
Other intangible assets	4 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

22

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Leases obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

23

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Impairment for financial assets

The Company recognises loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

Under K-IFRS No. 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances is measured either 12-month or lifetime expected credit loss based on the extent of increase in credit risk.

If credit risk has increased significantly since the initial recognition, a loss allowance for lifetime expected credit loss is required to be measured at the end of every reporting period. If credit risk has not increased significantly since the initial recognition, a loss allowance is measured based on 12-month expected credit loss.

If the financial instrument has low credit risk at the end of the reporting period, the Company may assume that the credit risk has not increased significantly since initial recognition. However, a loss allowance for lifetime expected credit losses is required for contract assets or trade receivables that do not contain a significant financing component.

(a)	Judgments on credit risk

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating expected credit losses, the Company considers reasonable and supportable information that is relevant and available without undue cost or effect. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security(if any is held)

The company considers credit risk to be low if the credit risk of the debt securities is at the level understood by the definition of the “investment grade” of the reputable financial institutions.

(b)	Measurement of expected credit losses

Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month expected credit losses are the portion of lifetime expected credit losses that result from default that are possible within the 12 months after the reporting date. The maximum period considered when estimating expected credit losses is the maximum contractual period over which the Company is exposed to credit risk.

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls such as the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

24

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuos payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, employee benefits, inventories and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

25

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition.

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

26

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(a)	Financial liabilities measured at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Financial liabilities measured at amortized cost

Non-derivative financial liabilities other than financial liabilities measured at fair value through profit or loss are classified as financial liabilities measured at amortized cost. At the date of initial recognition, financial liabilities measured at amortized cost are measured at fair value after deducting transaction costs that are directly attributable to the acquisition. Financial liabilities measured at amortized cost are measured at amortized cost using the effective interest method subsequently to initial recognition.

(c)	Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

27

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of net defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments, net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss in curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

28

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision for restoration related to contaminated area is recognized when the area meets the Company’s policy and legal standards of contamination.

A provision is used only for expenditures for which the provision was originally recognized.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on the Allocation and Trading of Greenhouse Gas Emission Permits which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

29

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

Equity instruments

(a)	Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

(b)	Hybrid bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue

The company has initially applied IFRS 15(revenue from contracts with customers)from 1 January 2018. Revenue is measured based on the consideration promised in the contract with the customer. We recognize revenue when the control over the goods or services is transferred to the customer. The following are the revenue recognition policies based on the information on the performance obligation in the contract with our customers and the accounting standards for the issuance of K-IFRS 1115 (revenue from contracts with customers).

1)	Metal products

In the case of Domestic, the product is delivered to the customer and the control is transferred at the time the customer takes over, at which point the invoice will be issued and the revenue will be recognized. Invoices are usually issued within 30 days and are generally sold on payment terms of 30 to 90 days from the date the product is delivered. When a customer requests a prepayment, they are offered a certain percentage discount. Only when the price discount period has passed, only the amount of the cumulative revenue that has already been recognized, Income recognized including income.

30

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

In the case of exports, revenue is recognized at the time the control is transferred to the customer in accordance with the “International Incoterms for Interpretation of Trade Terms”. Invoices are usually issued within 30 days and can not be canceled by order production (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) Of sales. We do not offer price discounts for exports.

2)	Transportation services

For transportation services included in the company’s product sales contracts, revenue is recognized over the period in which the services are provided and the revenue is measured by examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for the steel product.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established. The effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•	the gross carrying amount of the financial asset; or

•	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset(when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

31

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS 1037 “Provisions Contingent Liabilities and Contingent Assets”.

The Company offsets current tax assets and current tax liabilities if, and only if, the Company:

•	has a legally enforceable right to set off the recognized amounts, and

•	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

A deferred tax asset is recognized for the carryforward of unused tax losses tax credits and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the unused tax losses, tax credits and deductible temporary differences can be utilized. The future taxable profit depends on reversing taxable temporary differences. When there are insufficient taxable temporary differences, the probability of future taxable profit(including the reversal of temporary differences) should be considered.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

32

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

New standards and interpretations not yet adopted

The following new standard has been published but is not mandatory for the Company for annual period beginning on January 1, 2018, and the Company has not early adopted them.

(a)	K-IFRS No. 1116 “Leases”

The Company will apply K-IFRS No. 1116 “Leases” for the year beginning on January 1, 2019. The Company is evaluating analysis of financial impact resulting from adoption of new standards and the estimated effect on the separate financial statements at the date of initial application based on current situation as of December 31, 2018. However, a reasonable estimation of financial impact is not determined since the analysis of financial impact is not completed.

K-IFRS No. 1116 “Leases” replaces existing leases guidance, including K-IFRS No. 1017 Leases, K-IFRS No. 2014 Determining whether an Arrangement contains a Lease, K-IFRS No. 2015 Operating Leases-Incentives and K-IFRS No. 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116 suggests a single accounting model that requires a lessee to recognize lease related asset and liability in the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease with a term of 12 months or less at the commencement date or low value assets. Accounting treatment for lessor is similar to the existing standard which classifies lease into finance and operating lease.

1)	Leases in which the Company is a lessee

Application of K-IFRS No. 1116 will change current operating lease expense which has been recognized in straight-line method into depreciation expense of right-of-use asset and interest expense of lease liability, and therefore, nature of expense recognized in relation to lease will change. However, it is expected that there will be no significant impact on finance lease.

33

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The most significant impacts so far identified are contracts of carriage of goods by sea for vessels that the Company uses for transporting raw materials. As of December 31, 2018, the Company is analyzing whether the contract is a contract that includes lease or lease under K-IFRS No.1116.

In addition, the Company will recognize new assets and liabilities for its operating leases of warehouse and factory facilities. For these assets, the Company is performing an assessment of the impact resulting from the application of K-IFRS No. 1116.

As a lessee, the Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts as of the beginning of the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

The Company intends to apply the retrospective approach which will recognize the cumulative impact of initially applying K-IFRS No. 1116 as of January 1, 2019, the date of initial application. Accordingly, upon adoption of K-IFRS No. 1116, the Company will recognize the accumulated effect resulting from initial application of K-IFRS No. 1115 as retained earnings of the Company at the date of initial application and not restate the financial statements for comparative periods.

The Company may maintain the definition of lease contracts remained as of January 1, 2019 by a practical expedient. For contracts that were previously identified as operating leases applying K-IFRS No. 1017 “Leases”, the Company may apply the practical expedients on a lease-by-lease basis(such as applying a single discount rate to a portfolio of leases with reasonably similar characteristics).

2)	Leases in which the Company is a lessor

As a lessor, the Company expects to have no significant impact on its financial statements since the present lease accounting treatment is not significantly different even though K-IFRS No. 1116 is applied.

(b)	K-IFRS No. 2123 “Uncertainty over Tax Treatments”

If there is a uncertainly on tax treatment such as dispute of a particular tax treatment by the taxation authority, the Company determines whether it is probable that the taxation authority will accept an uncertain tax treatment in determining taxable profit, tax bases, unused tax losses, unused tax credits or tax rates.

If the Company concludes it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the most likely amount or the expected value depending on which method the entity expects to better predict the resolution of the uncertainty.

34

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The application of K-IFRS No. 2123 “Uncertainty over Tax Treatments” will be obligatory for the year beginning on January 1, 2019. The Company expects the adoption of the standard will not have significant impact on separate financial statement.

4. Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

35

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. The Company reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come.

36

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rates and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Other market price risk

Equity price risk arises from listed equity securities among available-for-sale equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2018 and 2017 is as follows:

(in millions of Won)	2018		2017
Total borrowings	~~W~~	4,270,970	3,901,224
Less: Cash and cash equivalents		259,219	332,405

Net borrowings		4,011,751	3,568,819
Total equity	~~W~~	45,272,102	45,941,455

Net borrowings-to-equity ratio		8.86%	7.77%

37

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Demand deposits and checking accounts	~~W~~	38,574	97,907
Time deposits		84,700	—
Other cash equivalents		135,945	234,498

	~~W~~	259,219	332,405

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Trade accounts and notes receivable	~~W~~	3,989,699	3,886,950
Less: Allowance for doubtful accounts		(21,327)	(19,236)

	~~W~~	3,968,372	3,867,714

Non-current
Trade accounts and notes receivable	~~W~~	11,904	18,586
Less: Present value discount		(2,983)	(5,107)
Less: Allowance for doubtful accounts		(1,248)	(705)

	~~W~~	7,673	12,774

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~176,612 million and ~~W~~83,976 million as of December 31, 2018 and 2017, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and trade accounts and notes receivable are included in short-term borrowings from financial institutions(Note 16).

38

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

7. Other Receivables

Other receivables as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Short-term loans	~~W~~	2,950	—
Other accounts receivable		186,951	199,724
Others		25,065	22,476
Less: Allowance for doubtful accounts		(8,534)	(11,970)

	~~W~~	206,432	210,230

Non-current
Long-term loans	~~W~~	26,335	22,877
Long-term other accounts receivable		36,832	44,616
Others		2,915	2,896
Less: Allowance for doubtful accounts		(8,315)	(7,968)

	~~W~~	57,767	62,421

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Debt securities	~~W~~	21	—
Available-for-sale securities (bonds)		—	2,305
Deposit instruments(*1)		1,248,715	666,080
Short-term financial instruments		5,776,407	5,155,702

	~~W~~	7,025,143	5,824,087

Non-current
Long-term derivatives assets held for trading	~~W~~	1,265	—
Equity securities		1,104,092	—
Debt securities		9,667	—
Other securities		61,701	—
Available-for-sale securities (equity instruments)		—	1,384,784
Available-for-sale securities (others)		—	8,500
Deposit instruments(*2)		32	32

	~~W~~	1,176,757	1,393,316

(*1)	As of December 31, 2018 and December 31, 2017, ~~W~~5,715 million and ~~W~~10,080 million, respectively, are restricted in relation to government assigned project.
(*2)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

39

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Equity securities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018							2017
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	15,698,500	1.65	~~W~~	473,962	301,010	(172,952)	301,010	430,748
KB Financial group Inc.	3,863,520	0.92		178,839	179,654	815	179,654	244,947
Woori Bank	20,280,000	3.00		244,447	316,368	71,921	316,368	319,410
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	12,919	2,448	12,919	19,655
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	16,188	7,258	16,188	19,010
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	6,387	(5,524)	6,387	10,278
Others (8 companies)				61,083	42,247	(18,836)	42,247	52,240

				989,643	874,773	(114,870)	874,773	1,096,288

Non-marketable equity securities
Congonhas Minerios S.A.(*1)	3,658,394	2.02		221,535	182,992	(38,543)	182,992	145,394
Poongsan Special Metal (*2)	315,790	5.00		7,657	7,657	—	7,657	7,657
HANKUM CO., LTD (*2)	21,000	4.99		4,599	4,599	—	4,599	4,599
Core-Industry Co., Ltd. (*2)	490,000	19.84		4,214	4,214	—	4,214	4,214
AJUSTEEL CO., LTD (*2)	17,000	4.36		4,165	4,165	—	4,165	4,165
Others (32 companies)(*2,3)				158,059	25,692	(132,367)	25,692	122,467

				400,229	229,319	(170,910)	229,319	288,496

			~~W~~	1,389,872	1,104,092	(285,780)	1,104,092	1,384,784

(*1)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*2)	The Company has not performed fair value measurement for certain equity securities measured at fair value due to materiality consideration.
(*3)

Other securities amounting to W60,069 million as of December 31, 2017 are included in book value which is classified as fair value through profit or loss from January 1, 2018, first application date of K-IFRS No. 1109 “Financial Instrument”.

40

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

9. Inventories

(a)	Inventories as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Finished goods	~~W~~	1,146,961	927,413
Semi-finished goods		1,343,877	1,255,713
By-products		6,166	8,454
Raw materials		1,130,000	917,241
Fuel and materials		552,270	520,341
Materials-in-transit		1,120,349	916,255
Others		555	479

		5,300,178	4,545,896
Less: Allowance for inventories valuation		(12,169)	(2,363)

	~~W~~	5,288,009	4,543,533

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	2,363	11,843
Loss on valuation of inventories		12,169	2,363
Utilization on sale of inventories		(2,363)	(11,843)

Ending	~~W~~	12,169	2,363

10. Assets Held for Sale

Assets held for sale as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Investments in subsidiaries(*1)	~~W~~	25,683	34,153
Property, plant and equipment		—	392

	~~W~~	25,683	34,545

(*1)

During the year ended December 31, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries as assets held for sale. The Company recognized ~~W~~ 7,788 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

41

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

11. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018	2017
Subsidiaries	~~W~~ 12,393,106	12,129,758
Associates	634,094	639,229
Joint ventures	2,094,139	2,329,869

	~~W~~ 15,121,339	15,098,856

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)			2018						2017
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO DAEWOO Corporation(*1)	Korea	Trading	77,606,130	62.90	~~W~~	2,799,146	3,610,164	3,407,110	3,610,164
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	22,073,568	52.80		2,567,002	1,014,314	1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	40,234,508	89.02		1,221,038	658,176	658,176	658,176
POSCO Processing&Service	Korea	Steel sales and trading	12,568,393	93.95		526,368	385,995	385,995	385,995
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	3,412,000	56.87		222,238	108,421	108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	19,700,000	95.00		124,882	103,780	103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	35,442,000	60.00		693,809	100,535	100,535	100,535
POSCO ES MATERIALS CO., LTD(*2)	Korea	Secondary battery active material manufacturing and sales	8,999,630	90.00		185,303	196,409	107,096	83,309
POSMATE	Korea	Business facility maintenance	902,946	59.80		182,319	73,374	73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	99,403,282	65.38		337,892	70,990	70,990	70,990
POSCO M-TECH(*4,5)	Korea	Packing materials manufacturing and sales	20,342,460	48.85		88,251	107,278	107,278	50,857
POSCO Family Strategy Fund	Korea	Investment in venture companies	460	69.91		46,944	45,273	32,457	32,457
Busan E&E Co,. Ltd.(*6)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		48,899	30,148	30,148	30,148
Others (9 companies)	Korea					358,815	162,755	101,774	215,155

						9,402,906	6,667,612	6,301,448	6,537,675

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	739,900	70.00		107,854	813,431	813,431	813,431
POSCO WA Pty. Ltd.	Australia	Iron ore sales and mine development	617,869,589	100.00		395,539	635,736	635,736	631,625
POSCO Maharashtra Steel Private Ltd.	India	Steel manufacturing and sales	361,789,958	100.00		449,687	722,569	722,569	722,569
POSCO AUSTRALIA PTY. LTD.	Australia	Iron ore sales and mine development	761,775	100.00		453,907	330,623	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	58.60		526,652	283,845	283,845	283,845
POSCO Thainox Public Company Limited.	Thailand	Stainless steel manufacturing and sales	6,599,893,819	84.66		323,097	444,506	416,612	416,612
POSCO SS VINA Co., Ltd.(*3)	Vietnam	Steel manufacturing and sales	—	100.00		(33,935)	241,426	—	241,426
POSCO-China Holding Corp.	China	Investment management	—	100.00		509,515	593,841	593,841	240,430
POSCO-India Private Limited.	India	Steel manufacturing and sales	764,999,999	99.99		78,278	184,815	75,567	75,567
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	2,686,745,272	84.84		220,698	180,072	180,072	180,072
POSCO America Corporation	USA	Steel trading	437,941	99.45		74,035	192,156	192,156	192,156
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing and sales	—	100.00		27,699	160,572	160,572	160,572
POSCO VST Co., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		37,915	144,573	144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	—	83.64		92,656	130,751	130,751	130,751
POSCO COATED STEEL (THAILAND) Co., LTD	Thailand	Plate steel manufacturing and sales	36,000,000	100.00		91,078	121,592	121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	9,360,000	100.00		195,899	117,710	117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	144,579,160	60.00		(50,292)	92,800	92,800	92,800
POSCO-JAPAN Co., Ltd.	Japan	Steel trading	90,438	100.00		153,197	68,436	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	—	70.00		103,632	65,982	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		139,132	62,494	62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		32,796	50,297	50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	144,772,000	81.79		(8,221)	45,479	45,479	45,479
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	—	87.04		31,627	31,299	31,299	31,299
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing, sales	—	100.00		347,636	349,097	349,097	—
Others (27 companies)						670,281	439,521	406,124	371,742

						4,970,362	6,503,623	6,091,658	5,592,083

					~~W~~	14,373,268	13,171,235	12,393,106	12,129,758

42

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(*1)

As of December 31, 2018, the Company performed the impairment test on shares of POSCO DAEWOO Corporation due to evidences of impairment such as continuous decrease of the fair value. Recoverable amount was determined based on its value in use, which is estimated from the present value of estimated future cash flows discounted at 7.84%. As a result of the impairment test, the Company has recognized ~~W~~203,054 million of impairment losses on its shares due to its carrying amount that significantly exceeded its recoverable amount.

(*2)

As of December 31, 2018, the Company performed the impairment test on shares of POSCO ES MATERIALS CO., LTD due to business performance below the expectation. Recoverable amount was determined based on its value in use, which is estimated from the present value of estimated future cash flows discounted at 15.28%. As a result of the impairment test, the Company has recognized ~~W~~89,313 million of impairment losses on its shares due to its carrying amount that significantly exceeded its recoverable amount.

(*3)

As of December 31, 2018, the Company performed the impairment test on shares of POSCO SS VINA Co., Ltd. due to evidences of impairment including continuous loss. Recoverable amount was determined based on its value in use, which is estimated from the present value of estimated future cash flows discounted at 5.45%. As a result of the impairment test, the Company has recognized ~~W~~241,426 million of impairment losses on its shares due to its carrying amount that significantly exceeded its recoverable amount.

(*4)

As of December 31, 2018, the fair value of POSCO M-TECH was increased significantly and the recoverable amount is estimated since there is an objective evidence of a decrease in impairment loss recognized in prior periods. Recoverable amount was determined based on fair value less cost to sell, which was calculated by the stock price as of the valuation date.

(*5)

The Company classified POSCO M-TECH Co., Ltd. as a subsidiary investment in consideration of additional facts and circumstances, such as the relative size of the voting rights held by the Company and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO M-Tech Co., Ltd.

(*6)	As of December 31, 2018 and 2017, the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co., Ltd.

(c)	Details of associates and carrying amounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)			2018						2017
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	169,316,307,504	29.63	~~W~~	551,977	169,316	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	18,130,000	49.00		260,427	100,655	100,655	100,655
Others (6 companies)						(11,563)	540,468	19,052	19,052

						800,841	810,439	289,023	289,023

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		136,379	189,197	189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	114,452,000	10.40		1,232,207	124,341	124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	—	24.00		49,251	11,003	11,003	11,003
Others (4 companies)						32,612	25,547	20,530	25,665

						1,450,449	350,088	345,071	350,206

					~~W~~	2,251,290	1,160,527	634,094	639,229

(*1)

As of December 31, 2018, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

43

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(d)	Details of joint ventures and carrying amounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)			2018						2017
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10,494,377	10.00	~~W~~	3,623,127	1,225,464	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	1,108,696,532	20.00		1,375	558,821	336,600	573,830
POSCO-NPS Niobium LLC	USA	Mine development	325,050,000	50.00		726,810	364,609	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		266,897	98,962	98,962	98,962
Others (4 companies)						360,554	68,504	68,504	67,004

					~~W~~	4,978,763	2,316,360	2,094,139	2,329,869

(*1)

As of December 31, 2018 and 2017, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to loans from project financing of Roy Hill Holdings Pty Ltd.

(*2)

As of December 31, 2018, the Company performed the impairment test on shares of CSP - Compania Siderurgica do Pecem due to evidences of impairment including continuous loss. Recoverable amount was determined based on its value in use, which is estimated from the present value of estimated future cash flows discounted at 8.71%. As a result of the impairment test, the Company has recognized ~~W~~235,730 million of impairment losses on its shares due to its carrying amount that significantly exceeded its recoverable amount.

12. Investment Property, Net

(a)	Investment property as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018				2017
	Acquisition cost		Accumulated depreciation	Book value	Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	44,637	—	44,637	38,035	—	38,035
Buildings		150,630	(96,353)	54,277	133,473	(83,680)	49,793
Structures		22,508	(13,207)	9,301	21,691	(12,212)	9,479

	~~W~~	217,775	(109,560)	108,215	193,199	(95,892)	97,307

The fair value of investment property as of December 31, 2018 is ~~W~~483,508 million.

44

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	38,035	—	6,602	44,637
Buildings		49,793	(3,715)	8,199	54,277
Structures		9,479	(596)	418	9,301

	~~W~~	97,307	(4,311)	15,219	108,215

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	3,822	38,035
Buildings		46,437	(3,308)	6,664	49,793
Structures		5,646	(585)	4,418	9,479

	~~W~~	86,296	(3,893)	14,904	97,307

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	3,822	38,035
Buildings		46,437	(3,308)	6,664	49,793
Structures		5,646	(585)	4,418	9,479

	~~W~~	86,296	(3,893)	14,904	97,307

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

13. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018						2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	1,458,632	—	—	—	1,458,632	1,474,993	—	—	—	1,474,993
Buildings		6,078,950	(3,868,189)	(11,332)	—	2,199,429	6,030,099	(3,685,001)	(10,699)	—	2,334,399
Structures		4,936,474	(2,679,134)	(13,241)	—	2,244,099	4,880,792	(2,519,411)	(9,373)	—	2,352,008
Machinery and equipment		38,000,342	(24,892,883)	(195,992)	—	12,911,467	37,370,140	(23,803,414)	(129,388)	—	13,437,338
Vehicles		205,582	(198,242)	—	—	7,340	203,522	(196,475)	—	—	7,047
Tools		201,564	(177,700)	—	—	23,864	192,138	(171,023)	—	—	21,115
Furniture and fixtures		259,885	(223,247)	(351)	—	36,287	251,722	(220,328)	(344)	—	31,050
Finance lease assets		169,094	(26,293)	—	—	142,801	88,046	(15,941)	—	—	72,105
Construction-in-progress		1,982,037	—	(846,401)	(5,221)	1,130,415	1,836,350	—	—	(5,135)	1,831,215

	~~W~~	53,292,560	(32,065,688)	(1,067,317)	(5,221)	20,154,334	52,327,802	(30,611,593)	(149,804)	(5,135)	21,561,270

45

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1,2)	Others(*3)	Ending
Land	~~W~~	1,474,993	—	(9,763)	—	—	(6,598)	1,458,632
Buildings		2,334,399	11,743	(10,586)	(207,946)	(633)	72,452	2,199,429
Structures		2,352,008	9,837	(1,469)	(187,572)	(3,868)	75,163	2,244,099
Machinery and equipment		13,437,338	64,645	(47,128)	(1,677,476)	(88,642)	1,222,730	12,911,467
Vehicles		7,047	412	—	(5,197)	—	5,078	7,340
Tools		21,115	6,076	(3)	(10,785)	—	7,461	23,864
Furniture and fixtures		31,050	1,708	(39)	(8,231)	(7)	11,806	36,287
Finance lease assets		72,105	81,048	—	(10,352)	—	—	142,801
Construction-in-progress		1,831,215	1,608,023	—	—	(846,401)	(1,462,422)	1,130,415

	~~W~~	21,561,270	1,783,492	(68,988)	(2,107,559)	(939,551)	(74,330)	20,154,334

(*1)

As of December 31, 2018, the Company believe that the economic performance of the Synthetic Natural Gas (SNG) business will not satisfy the expectation due the fall of LNG price and the rise of coal price. As of December 31, 2018, the Company believe that the economic performance of the Synthetic Natural Gas (SNG) business will not satisfy the expectation due the fall of LNG price and the rise of coal price. As a result, the Company abandoned the synthetic natural gas (SNG) business and estimated the recoverable amount of the related fixed assets.

The recoverable amount is determined based on fair value, which is measured by an income approach, after deducting the estimated costs of disposal. Fair value is measured at the cost, which is estimated to be required to repurchase the same plant, and reflected the depreciation for the estimated useful life of the asset, considering the obsolescence of the asset. The fair value measurement is classified as fair value hierarchy Level 3 considering the inputs used to measure.

As a result of the impairment test, the Company has recognized an impairment loss amounting to ~~W~~877,764 million since recoverable amount from the impairment on the Synthetic Natural Gas (SNG) plants is less than its carrying amount for the period ended December 31, 2018.

(*2)

The Company has recognized an impairment loss amounting to ~~W~~61,787 million since recoverable amount on Strip Casting facilities and others is less than its carrying amount for the period ended December 31, 2018.

(*3)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning	Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~ 1,472,419	—	(4,970)	—	—	7,544	1,474,993
Buildings	2,451,009	2,324	(4,129)	(217,381)	—	102,576	2,334,399
Structures	2,464,391	5,712	(1,876)	(188,449)	(29)	72,259	2,352,008
Machinery and equipment	13,577,042	71,692	(77,575)	(1,649,668)	(17,619)	1,533,466	13,437,338
Vehicles	11,316	521	—	(7,117)	—	2,327	7,047
Tools	23,244	3,891	(8)	(11,289)	(3)	5,280	21,115
Furniture and fixtures	33,890	3,793	(29)	(9,063)	—	2,459	31,050
Finance lease assets	77,848	—	—	(5,743)	—	—	72,105
Construction-in-progress	2,146,250	1,513,388	—	—	—	(1,828,423)	1,831,215

	~~W~~22,257,409	1,601,321	(88,587)	(2,088,710)	(17,651)	(102,512)	21,561,270

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory and ULPC facilities were less than their carrying amount for the year ended December 31, 2017.

46

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Weighted average expenditure	~~W~~	444,586	740,490
Borrowing costs capitalized		15,736	24,706
Capitalization rate		3.54%	3.34%

14. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018					2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Book value	Acquisition cost	Accumulated amortization	Accumulated impairment	Book value
Intellectual property rights	~~W~~	45,423	(21,046)	—	24,377	40,995	(16,818)	—	24,177
Membership		76,806	—	(3,623)	73,183	51,276	—	(2,999)	48,277
Development expense		399,001	(307,243)	—	91,758	348,326	(273,521)	—	74,805
Port facilities usage rights		725,151	(419,441)	—	305,710	706,480	(396,441)	—	310,039
Construction-in-progress		58,561	—	—	58,561	55,292	—	—	55,292
Other intangible assets		362,493	(259,028)	(11,832)	91,633	285,010	(257,704)	(11,822)	15,484

	~~W~~	1,667,435	(1,006,758)	(15,455)	645,222	1,487,379	(944,484)	(14,821)	528,074

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	24,177	—	(401)	(5,041)	—	5,642	24,377
Membership(*1)		48,277	26,869	(573)	—	(1,007)	(383)	73,183
Development expense		74,805	1,901	—	(33,997)	—	49,049	91,758
Port facilities usage rights		310,039	—	—	(23,001)	—	18,672	305,710
Construction-in-progress		55,292	59,257	—	—	—	(55,988)	58,561
Other intangible assets		15,484	75,676	—	(7,062)	(10)	7,545	91,633

	~~W~~	528,074	163,703	(974)	(69,101)	(1,017)	24,537	645,222

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

47

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(447)	(4,339)	—	6,292	24,177
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expense		102,785	2,021	—	(61,037)	—	31,036	74,805
Port facilities usage rights		257,348	—	—	(19,990)	—	72,681	310,039
Construction-in-progress		52,925	62,200	—	—	—	(59,833)	55,292
Other intangible assets		24,649	1,573	(2)	(6,237)	(11,822)	7,323	15,484

	~~W~~	508,890	65,794	(684)	(91,603)	(11,822)	57,499	528,074

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

15. Other Assets

Other current assets and other long-term assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Advance payments	~~W~~	4,157	7,156
Prepaid expenses		19,385	20,751

	~~W~~	23,542	27,907

Non-current
Long-term prepaid expenses	~~W~~	5,089	5,395
Others(*1)		53,184	92,424

	~~W~~	58,273	97,819

(*1)

As of December 31, 2018 and 2017, the Company recognized tax assets amounting to ~~W~~50,112 million and ~~W~~88,633 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits are finalized.

48

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

16. Borrowings

(a)	Borrowings as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Short-term borrowings
Short-term borrowings	~~W~~	476,612	383,976
Current portion of long-term borrowings		375	2,715
Current portion of debentures		350,000	849,644
Less: Current portion of discount on debentures issued		(125)	(628)

	~~W~~	826,862	1,235,707

Long-term borrowings
Long-term borrowings	~~W~~	1,141	1,468
Debentures		3,456,367	2,672,327
Less: Discount on debentures issued		(13,400)	(8,278)

	~~W~~	3,444,108	2,665,517

49

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Short-term borrowings as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2018		2017
Short-term borrowings	Korea Development Bank	2018.12.11	2019.05.11	2.26		300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		176,612	83,976

					~~W~~	476,612	383,976

(c)	Current portion of long-term borrowings as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2018		2017
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	375	2,715
Debentures	Domestic debentures 307-1	2016.05.03	2019.05.03	1.76		349,875	469,736
Foreign debentures	—	—	—	—		—	379,280

					~~W~~	350,250	851,731

(d)	Long-term borrowings excluding current portion, as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2018		2017
Borrowings	—	—	—	—	~~W~~	—	375
Foreign borrowings	KOREA ENERGY AGENCY	2007.12.27~ 2008.12.29	2022.12.29	3 year Government bond		1,141	1,093
Debentures	Domestic debentures 304- 2 and others	2011.11.28~ 2018.07.05	2020.10.04~ 2023.10.04	1.88~4.12		1,177,704	1,028,258
Foreign debentures	Japan Yen private bond and others	2010.10.28~ 2018.08.01	2020.10.28~ 2023.08.01	2.70~5.25		2,265,263	1,635,791

					~~W~~	3,444,108	2,665,517

17. Other Payables

Other payables as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Accounts payable	~~W~~	590,424	460,427
Accrued expenses		434,379	379,797
Dividend payable		2,764	4,671
Finance lease liabilities		10,116	6,003
Withholdings		35,050	11,637

	~~W~~	1,072,733	862,535

Non-current
Long-term accrued expenses	~~W~~	10,964	9,625
Finance lease liabilities		131,646	65,500
Long-term withholdings		1,733	3,356

	~~W~~	144,343	78,481

50

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

18. Other Financial Liabilities

Other financial liabilities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Derivative liabilities	~~W~~	—	9,632
Financial guarantee liabilities		12,638	13,532

	~~W~~	12,638	23,164

Non-current
Derivative liabilities	~~W~~	34,743	74,834
Financial guarantee liabilities		45,193	54,342

	~~W~~	79,936	129,176

51

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

19. Provisions

(a)	Provisions as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1,2)	~~W~~	9,786	26,963	5,893	—
Provision for restoration(*3)		9,379	20,324	12,273	17,198
Provision for legal contingencies and claims(*4)		—	46,432	—	2,052

	~~W~~	19,165	93,719	18,166	19,250

(*1)	Represents the provision for bonuses limited to 67% of annual salaries for executives.
(*2)	The Company estimated the present value of estimated future cash payments about the long-term service reward, based on actuarial measurement and has recognized ~~W~~29,126 million of provisions.
(*3)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2018. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 2.28%~2.37% to assess present value of these costs.

(*4)	The Company has recognized provisions for certain litigations and other contingencies for the year ended December 31, 2018.

(b)	Changes in provisions for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	5,893	45,827	(14,971)	36,749
Provision for restoration		29,471	9,097	(8,865)	29,703
Provision for legal contingencies and claims		2,052	44,380	—	46,432

	~~W~~	37,416	99,304	(23,836)	112,884

2)	For the year ended December 31, 2017

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	22,300	—	(20,392)	5,893
Provision for restoration		37,178	822	—	(8,529)	29,471
Provision for legal contingencies and claims		2,497	—	(419)	(26)	2,052

	~~W~~	43,660	23,122	(419)	(28,947)	37,416

52

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

20. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	31,324	26,227

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Present value of funded obligations	~~W~~	1,265,675	1,108,876
Fair value of plan assets		(1,264,812)	(1,108,833)

Net defined benefit liabilities	~~W~~	863	43

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Defined benefit obligation at the beginning of period	~~W~~	1,108,876	1,065,255
Current service costs		111,033	115,113
Interest costs		33,757	19,468
Remeasurement :		132,868	25,425
- Gain from change in financial assumptions		113,977	(53,949)
- Loss (gain) from change in demographic assumptions		—	19,428
- Loss from change in others		18,891	59,946
Amount transferred from associate		241	—
Benefits paid		(121,100)	(116,385)

Defined benefit obligation at the end of period	~~W~~	1,265,675	1,108,876

53

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

3)	Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Fair value of plan assets at the beginning of period	~~W~~	1,108,833	1,146,876
Interest on plan assets		33,756	31,697
Remeasurement of plan assets		(13,416)	(11,643)
Contributions to plan assets		240,440	49,963
Benefits paid		(104,801)	(108,060)

Fair value of plan assets at the end of period	~~W~~	1,264,812	1,108,833

The Company expects to make an estimated contribution of ~~W~~241,000 million to the defined benefit plan assets in 2019.

4)	The fair value of plan assets as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Debt instruments	~~W~~	511,406	352,413
Deposits		748,230	747,590
Others		5,176	8,830

	~~W~~	1,264,812	1,108,833

5)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Current service costs	~~W~~	111,033	115,113
Net interest costs(*1)		1	(12,229)

	~~W~~	111,034	102,884

(*1)	The actual return on plan assets amounted to ~~W~~20,340 million and ~~W~~20,054 million for the years ended December 31, 2018 and 2017, respectively.

The above expenses by function were as follows:

(in millions of Won)	2018		2017
Cost of sales	~~W~~	83,615	74,040
Selling and administrative expenses		26,367	27,974
Others		1,052	870

	~~W~~	111,034	102,884

54

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	(182,571)	(162,784)
Remeasurements of defined benefit plans		(146,284)	(37,068)
Tax effects		40,228	17,281

Ending	~~W~~	(288,627)	(182,571)

7)	The principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	2018	2017
Discount rate	2.60%	3.10%
Expected future increases in salaries(*1)	4.60%	3.72%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the past five years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(86,515)	(6.8)	102,558	8.1
Expected future increases in salaries		104,279	8.2	(89,498)	(7.1)

9)	As of December 31, 2018 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	41,423	437,842	535,142	343,227	174,488	1,532,122

The maturity analysis of the defined benefit obligation were nominal amounts of defined benefit obligations using expected remaining period of service of employees.

55

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

21. Other Liabilities

Other liabilities as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Current
Advances received	~~W~~	9,902	27,358
Withholdings		25,034	25,556
Unearned revenue		19,870	1,488

	~~W~~	54,806	54,402

Non-current
Unearned revenue	~~W~~	15,264	14,292

22. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2018 and 2017 are as follows:

①	December 31, 2018

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss(*1)
Derivate assets	~~W~~	1,265	—	1,265	—	1,265
Short-term financial instruments		5,776,407	—	5,776,407	—	5,776,407
Debt securities		8,050	—	—	—	—
Other securities		61,701	—	—	50,876	50,876
Other receivables		2,000	—	—	—	—
Fair value through other comprehensive income(*1)
Equity securities		1,104,092	874,772	—	182,993	1,057,765
Debt securities		1,638	—	—	—	—
Financial assets measured at amortized cost(*2)
Cash and cash Equivalents		259,219	—	—	—	—
Trade accounts and notes receivable		3,967,091	—	—	—	—
Other receivables		158,256	—	—	—	—
Deposit instruments		1,248,747	—	—	—	—

	~~W~~	12,588,466	874,772	5,777,672	233,869	6,886,313

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	34,743	—	34,743	—	34,743
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,106,226	—	—	—	—
Borrowings		4,270,970	—	4,398,178	—	4,398,178
Financial guarantee liabilities		57,831	—	—	—	—
Others		1,206,529	—	—	—	—

	~~W~~	6,676,299	—	4,432,921	—	4,432,921

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

56

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

②	December 31, 2017

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets(*1)	~~W~~	1,395,589	1,096,288	—	195,102	1,291,390
Loans and receivables(*2)
Cash and cash Equivalents		332,405	—	—	—	—
Trade accounts and notes receivable		3,874,929	—	—	—	—
Loans and other receivables		5,984,127	—	—	—	—

	~~W~~	11,587,050	1,096,288	—	195,102	1,291,390

Financial liabilities
Financial liabilities at fair value through profit or loss
Derivative liabilities	~~W~~	84,466	—	84,466	—	84,466
Financial liabilities measured at amortized cost(*2)
Trade accounts and notes payable		1,025,027	—	—	—	—
Borrowings		3,901,224	—	4,041,204	—	4,041,204
Financial guarantee liabilities		67,874	—	—	—	—
Others		932,405	—	—	—	—

	~~W~~	6,010,996	—	4,125,670	—	4,125,670

(*1)	The Company has not performed fair value measurement for certain financial assets measured at fair value due to materiality considerations.
(*2)	The Company has not performed fair value measurement for financial assets and liabilities measured at amortized cost except borrowings since their fair value approximate carrying amounts.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the derivatives instrument valuation model such as market approach method and discounted cash flow method. Inputs of the financial instrument valuation model include interest rate, exchange rate, spot price of underlying assets, volatility and others. It may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2018 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Equity securities	~~W~~	182,993	Discounted cash flows	Discount rate	10.20%	As discount rate increases, fair value decreases
		50,876	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets and financial liabilities classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2018 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Equity securities	Fluctuation 0.5% of discount rate	~~W~~	12,883	11,775

57

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

③	Changes in fair value of financial assets and financial liabilities classified as Level 3 for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	195,102	204,080
Acquisition		—	62,208
Gain or loss on valuation of financial assets		2,257	(10,346)
Other comprehensive income (loss)		37,598	32,532
Impairment		—	(91,898)
Disposal and others		(1,088)	(1,474)

Ending	~~W~~	233,869	195,102

58

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

4)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2018. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
POSCO Maharashtra	Export-Import Bank of Korea	USD	180,000,000	201,258	36,000,000	40,252
Steel Private Limited	HSBC	USD	80,000,000	89,448	16,000,000	17,890
	DBS	USD	100,000,000	111,810	20,000,000	22,362
	SCB	USD	66,853,000	74,748	40,397,800	45,169
	ING	USD	50,000,000	55,905	50,000,000	55,905
	Citi	USD	30,000,000	33,543	6,000,000	6,708
POSCO ASSAN TST	SMBC	USD	62,527,500	69,912	56,274,750	62,921
STEEL INDUSTRY	ING	USD	60,000,000	67,086	54,000,000	60,377
	BNP	USD	24,000,000	26,834	21,600,000	24,151
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	55,905	50,000,000	55,905
	Credit Agricole	USD	50,000,000	55,905	50,000,000	55,905
POSCO MEXICO S.A. DE C.V	SMBC	USD	40,000,000	44,724	40,000,000	44,724
	CITI BANAMEX	USD	40,000,000	44,724	40,000,000	44,724
	BOA	USD	30,000,000	33,543	30,000,000	33,543
	BTMU	USD	30,000,000	33,543	30,000,000	33,543
	ING	USD	20,000,000	22,362	20,000,000	22,362
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	279,470	193,722,717	216,601
	BOA	USD	40,000,000	44,724	30,976,000	34,634
	BTMU	USD	40,000,000	44,724	30,976,000	34,634
	DBS	USD	24,400,000	27,282	18,895,360	21,127
POSCO-VIETNAM Co., Ltd.	BTMU	USD	26,000,000	29,071	26,000,000	29,071
	SMBC	USD	50,000,000	55,905	50,000,000	55,905
	Credit Agricole	USD	40,000,000	44,724	40,000,000	44,724
	Citi	USD	20,000,000	22,362	20,000,000	22,362
	MIZUHO	USD	20,000,000	22,362	20,000,000	22,362
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	633,963	462,337,014	516,939
	SMBC	USD	140,000,000	156,534	114,331,913	127,834
	BTMU	USD	119,000,000	133,054	95,613,913	106,906
	SCB	USD	107,800,000	120,531	88,459,913	98,907
	MIZUHO	USD	105,000,000	117,400	84,365,217	94,329
	Credit Suisse AG	USD	91,000,000	101,747	73,116,522	81,752
	HSBC	USD	91,000,000	101,747	73,116,522	81,752
	ANZ	USD	73,500,000	82,180	60,900,609	68,093
	BOA	USD	35,000,000	39,133	28,121,739	31,443
	The Tokyo Star Bank, Ltd	USD	21,000,000	23,480	16,873,043	18,866
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	188,959	5,501,000,000	188,959
LLP POSUK Titanium	SMBC	USD	15,000,000	16,771	15,000,000	16,771
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	203,494	171,344,336	191,580
Siderurgica do Pecem	Santander	USD	47,600,000	53,222	44,322,524	49,557
	BNP	USD	47,600,000	53,222	44,322,524	49,557
	MIZUHO	USD	47,600,000	53,222	44,322,524	49,557
	Credit Agricole	USD	20,000,000	22,362	18,622,913	20,822
	SOCIETE GENERALE	USD	20,000,000	22,362	18,622,913	20,822
	KfW	USD	20,000,000	22,362	18,622,913	20,822
	BBVA Seoul	USD	17,600,000	19,679	16,388,154	18,324
	ING	USD	17,600,000	19,679	16,388,154	18,324
	BNDES	BRL	464,060,000	133,686	462,554,370	133,253
Nickel Mining Company SAS	SMBC	EUR	46,000,000	58,841	46,000,000	58,841

		USD	3,209,031,550	3,588,018	2,496,035,987	2,790,818
		EUR	46,000,000	58,841	46,000,000	58,841
		THB	5,501,000,000	188,959	5,501,000,000	188,959
		BRL	464,060,000	133,686	462,554,370	133,253

59

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

5)	Finance income and costs by category of financial instrument for the years ended December 31, 2018 and 2017 were as follows:

①	For the year ended December 31, 2018

(in millions of Won)	Finance income and costs
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	131,903	—	—	1,199	3,522	—	136,624	—
Financial assets at fair value through other comprehensive income		—	76,829	—	—	—	—	76,829	(131,646)
Financial assets measured at amortized cost		27,769	—	12,660	—	—	—	40,429	—
Financial liabilities at fair value through profit or loss		—	—	—	11,420	41,355	—	51,510	—
Financial liabilities measured at amortized cost		(143,233)	—	(129,124)	—	—	7,860	(264,497)	—

	~~W~~	16,439	76,829	(116,464)	12,619	44,877	7,860	40,895	(131,646)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~130,719 million for the year ended December 31, 2018.

②	For the year ended December 31, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(80,959)	(80,959)	—
Available-for-sale financial assets		55	35,223	—	421,559	(94,350)	—	362,487	(50,850)
Loans and receivables		94,083	—	(158,090)	—	—	(2,745)	(66,752)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(84,466)	(84,466)	—
Financial liabilities at amortized cost		(116,558)	—	330,525	—	—	9,524	223,491	—

	~~W~~	(22,420)	35,223	172,435	421,559	(94,350)	(158,646)	353,801	(50,850)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~122,684 million for the year ended December 31, 2017.

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Cash and cash equivalents	~~W~~	259,219	332,405
Derivative assets		1,265	—
Short-term financial instrument		5,776,407	5,155,702
Debt securities		9,688	10,305
Other securities		61,701	60,569
Other receivables		160,256	162,313
Trade accounts and notes receivable		3,967,091	3,784,929
Bank deposit		1,248,746	666,112

	~~W~~	11,484,373	10,172,335

60

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2018 and 2017, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~3,171,871 million and ~~W~~3,497,038 million, respectively.

2)	Impairment losses on financial assets

The Company assesses the expected credit loss on trade accounts and notes receivable, and other receivables by estimating the default rates based on the following three years of credit loss experience and overdue conditions. The Company assesses the credit loss individually for credit-impaired assets and some other receivables.

①	Allowance for doubtful accounts as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Trade accounts and notes receivable	~~W~~	22,575	19,941
Other accounts receivable		5,584	11,970
Loans		11,265	7,968

	~~W~~	39,424	39,879

②	Impairment losses on financial assets for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Bad debt expenses	~~W~~	3,661	18,133
Impairment loss on available-for-sale securities		—	94,350

61

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	~~W~~	3,786,143	1,291	3,809,914	705
Over due less than 1 month		186,676	4,607	47,566	1,193
1 month - 3 months		153	5	4,525	160
3 months - 12 months		791	23	14,630	911
Over 12 months		24,857	16,649	23,794	16,972

	~~W~~	3,998,620	22,575	3,900,429	19,941

④	The aging and allowance for doubtful accounts of loans and other account receivable as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Loans and other account receivable		Impairment	Loans and other account receivable	Impairment
Not due	~~W~~	140,271	8,326	121,311	8,057
Over due less than 1 month		106	—	8,495	—
1 month - 3 months		163	—	90	—
3 months - 12 months		2,950	2,950	479	45
Over 12 months		5,635	5,572	26,505	11,836

	~~W~~	149,125	16,848	156,880	19,938

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning	~~W~~	39,879	21,228
Bad debt expenses		3,661	18,133
Others		(4,116)	518

Ending	~~W~~	39,424	39,879

62

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 3 months	3 months - 6 months	6 months - 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	1,106,226	1,106,226	1,106,226	—	—	—	—
Borrowings		4,270,970	4,632,052	160,311	700,302	28,597	3,742,842	—
Financial guarantee liabilities(*1)		57,831	3,171,871	3,171,871	—	—	—	—
Other financial liabilities		1,241,272	1,275,834	1,023,197	6,141	47,304	177,960	21,232

	~~W~~	6,676,299	10,185,983	5,461,605	706,443	75,901	3,920,802	21,232

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018			2017
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	982,856	2,742,712	892,188	1,892,720
JPY		18,809	170,291	127,956	530,150
CNY		351,550	891	316,243	371
INR		427,151	—	395,585	—
Others		260,553	7,856	267,270	60,552

	~~W~~	2,040,919	2,921,750	1,999,242	2,483,793

2)

As of December 31, 2018 and 2017, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018			2017
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(175,986)	175,986	(100,053)	100,053
JPY		(15,148)	15,148	(40,219)	40,219
CNY		35,066	(35,066)	31,587	(31,587)
INR		42,715	(42,715)	39,559	(39,559)

63

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Fixed rate
Financial assets	~~W~~	7,303,999	6,179,401
Financial liabilities		(4,411,216)	(3,968,544)

	~~W~~	2,892,783	2,210,857

Variable rate
Financial liabilities	~~W~~	(1,516)	(4,183)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The interest rate risk mainly arises from borrowings with floating rates.

As of December 31, 2018 and 2017, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018			2017
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(15)	15	(42)	42

64

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

23. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2018 and 2017 are as follows:

(in Won, except per share information)
	2018		2017
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2018, total shares of ADRs of 36,860,288 are equivalent to 9,215,072 of common stock.
(*2)	As of December 31, 2018, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2018 and 2017 were as follows:

(Share)	2018			2017
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	87,186,835	(7,187,231)	79,999,604	87,186,835	(7,189,170)	79,997,665
Disposal of treasury shares	—	1,528	1,528	—	1,939	1,939

Ending	87,186,835	(7,185,703)	80,001,132	87,186,835	(7,187,231)	79,999,604

65

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(c)	Capital surplus as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		784,047	783,914
Loss from merger		(91,310)	(91,310)
Loss on disposal of hybrid bonds		(1,787)	—

	~~W~~	1,154,775	1,156,429

24. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	2018		2017
Hybrid bond 1-1(*1)	—	—	—	~~W~~	0	800,000
Hybrid bond 1-2(*2)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(616)	(3,081)

				~~W~~	199,384	996,919

(*1)	During the year ended December 31, 2018, the Company exercised call option of the hybrid bond.
(*2)	Details of hybrid bonds as of December 31, 2018 are as follows:

(in millions of Won)	Hybrid bond 1-2
Maturity date	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2023-06-12 : 4.60%
Reset every 10 years as follows;

•   After 10 years : return on government bond (10 years) + 1.40%

•   After 10 years : additionally + 0.25% according to Step-up clauses

•   After 30 years : additionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of December 31, 2018 amounts to ~~W~~479 million.

66

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

25. Reserves

(a)	Reserves as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(207,191)	—
Changes in unrealized fair value of available-for-sale investments		—	233,390

	~~W~~	(207,191)	233,390

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and Changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Beginning balance	~~W~~	233,390	284,240
Effect of accounting changes		(321,654)	—
Changes in fair value of equity investments		(176,756)	261,078
Reclassification to profit or loss upon disposal		12,719	(408,497)
Impairment of available-for-sale investments		—	94,350
Tax effects		45,110	2,219

Ending balance	~~W~~	(207,191)	233,390

26. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2018 and 2017 were as follows:

(shares, in millions of Won)	2018		2017
	Number of shares	Amount	Number of shares	Amount
Beginning	7,187,231	~~W~~ 1,533,054	7,189,170	~~W~~ 1,533,468
Disposal of treasury shares	(1,528)	(326)	(1,939)	(414)

Ending	7,185,703	~~W~~ 1,532,728	7,187,231	~~W~~ 1,533,054

67

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

27. Retained Earnings

(a)	Retained earnings as of December 31, 2018 and 2017 are summarized as follows:

(in millions of Won)	2018		2017
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		136,667	376,667
Appropriated retained earnings for business expansion		41,510,500	39,510,500
Appropriated retained earnings for dividends		944,103	947,673
Unappropriated retained earnings		1,424,687	2,611,026

	~~W~~	45,175,459	44,605,368

(b)	Statements of appropriation of retained earnings as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018		2017
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	574,597	488,721
Cumulative effect of accounting changes		320,720	—
Remeasurements of defined benefit plans		(106,057)	(19,787)
Loss on disposal of equity securities		(12,719)	—
Interests of hybrid bonds		(24,443)	(43,600)
Interim dividends		(400,003)	(359,993)
(Dividends (ratio) per share ~~W~~5,000 (100%) in 2018 ~~W~~4,500 (90%) in 2017)
Profit for the period		1,072,592	2,545,685

		1,424,687	2,611,026
Transfer from discretionary reserve
Reserve for research and manpower development		136,667	240,000
Appropriated retained earnings for dividends		531,861	3,570

		668,528	243,570
Appropriation of retained earnings
Dividends		400,006	279,999
(Dividends (ratio) per share ~~W~~5,000 (100%) in 2018 ~~W~~3,500 (70%) in 2017)
Appropriated retained earnings for business expansion		1,100,000	2,000,000

		1,500,006	2,279,999

Unappropriated retained earnings carried forward to subsequent year	~~W~~	593,209	574,597

68

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

28. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Types of revenue
Sales of steel product	~~W~~	29,676,951	28,321,004
Transportation services		707,829	—
Others		274,645	232,811

	~~W~~	30,659,425	28,553,815

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	29,890,627	28,499,796
Revenue recognized over time		768,798	54,019

	~~W~~	30,659,425	28,553,815

(b)

Details of contract assets and liabilities from contracts with customers as of December 31, 2018 and January 1, 2018, the initial application date of K-IFRS No. 1115 “Revenue from Contracts with Customers” and K-IFRS No. 1109 “Financial Instruments”, are as follows:

(in millions of Won)	2018		The date of initial application (January 1, 2018)
Receivables
Account receivables	~~W~~	3,967,091	3,874,859
Contract assets
Account receivables		8,954	5,559
Contract liabilities
Advance received		9,902	27,358
Unearned income		34,480	30,735

69

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

29. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Wages and salaries	~~W~~	237,356	219,965
Expenses related to post-employment benefits		28,652	33,170
Other employee benefits		56,563	43,222
Travel		12,112	12,475
Depreciation		17,804	16,800
Amortization		30,527	58,878
Rental		61,933	53,537
Repairs		15,060	7,370
Advertising		88,859	104,210
Research & development		74,820	103,818
Service fees		181,104	165,197
Supplies expenses		3,207	4,573
Vehicles maintenance		5,072	6,186
Industry association fee		5,495	5,439
Training		21,966	19,157
Conference		5,866	4,898
Others		34,767	33,268

	~~W~~	881,163	892,163

70

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Selling expenses

Selling expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Freight and custody expenses	~~W~~	123,652	785,480
Operating expenses for distribution center		9,715	9,738
Sales commissions		85,044	111,661
Sales advertising		4,738	3,662
Sales promotion		5,430	5,311
Sample		1,102	1,000
Sales insurance premium		4,327	5,646

	~~W~~	234,008	922,498

30. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Selling and administrative expenses	~~W~~	74,820	103,818
Cost of sales		410,350	355,204

	~~W~~	485,170	459,022

71

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

31. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Finance income
Interest income(*1)	~~W~~	159,672	94,138
Dividend income		207,548	157,907
Gain on foreign currency transactions		174,569	203,512
Gain on foreign currency translations		20,892	256,199
Gain on valuation of derivatives		41,355	—
Gain on derivative transactions		11,420	—
Gain on disposals of available-for-sale investments		—	422,380
Gain on valuation of financial assets at fair value through profit or loss		3,139	—
Others		11,345	9,556

	~~W~~	629,940	1,143,692

Finance costs
Interest expenses	~~W~~	143,233	116,558
Loss on foreign currency transactions		220,149	216,182
Loss on foreign currency translations		91,776	71,094
Loss on valuation of derivatives		—	165,425
Impairment loss on available-for-sale investments		—	94,350
Others		3,168	3,598

	~~W~~	458,326	667,207

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2018 and 2017 were ~~W~~27,769 million and ~~W~~18,342 million, respectively.

72

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

32. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	47,941	26,284
Gain on disposals of intangible assests		99,378	24,542
Reversal of impairment loss on investment in subsidiaries, associates and joint ventures		56,420	225,860
Premium income		11,960	4,593
Others(*1,2)		97,094	154,796

	~~W~~	312,793	436,075

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	120,570	140,987
Impairment loss on property, plant and equipment		940,595	17,651
Impairment loss on intangible assets		1,293	11,822
Impairment loss on investment in subsidiaries, associates and joint ventures		787,999	173,284
Impairment loss on assets held for sale		7,788	21,873
Donations		42,016	42,084
Transfer of provisions		44,585	299
Others(*3)		110,713	38,036

	~~W~~	2,055,559	446,036

(*1)

During the year ended December 31, 2018, the Company recognized ~~W~~55,306 million of tax refund without corporate tax due to the consequences of appeal to tax tribunal against tax investigation as non-operating income.

(*2)

The Company has recognized the refund of VAT amounting to ~~W~~133,103 million as non-operating income in 2017, based on the result of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits for rectification were finalized.

(*3)	During the year ended December 31, 2018, the Company recognized ~~W~~52,997 million of additional taxes imposed on value added tax related to imported LNG as non-operating expense.

73

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

33. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2018 and 2017 were as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2018		2017
Changes in inventories(*1)	~~W~~	(295,619)	(407,701)
Raw materials and consumables used		17,418,153	16,838,874
Employee benefits expenses(*3)		1,819,797	1,635,553
Outsourced processing cost		2,443,089	2,138,917
Depreciation(*2)		2,111,870	2,092,603
Amortization		69,101	91,603
Electricity and water expenses		624,819	655,781
Service fees		269,393	241,634
Rental		83,842	74,363
Advertising		88,859	104,210
Freight and custody expenses		859,092	785,480
Sales commissions		85,044	111,661
Loss on disposals of property, plant and equipment		120,570	140,987
Impairment loss on property, plant and equipment		940,595	17,651
Impairment loss on investments in subsidiaries, associates and joint ventures		787,999	173,284
Other expenses		1,482,328	1,416,733

	~~W~~	28,908,932	26,111,633

(*1)	Changes in inventories are the changes in products, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Wages and salaries	~~W~~	1,675,814	1,492,354
Expenses related to post-employment benefits		143,983	143,199

	~~W~~	1,819,797	1,635,553

74

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

34. Income Taxes

(a)	Income tax expense for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Current income taxes(*1)	~~W~~	1,170,211	531,666
Deferred income taxes		(94,224)	257,930
Items credited directly to equity		85,320	19,460

Income tax expense	~~W~~	1,161,307	809,056

(*1)	Refund (additional payment) of income taxes when filing a final corporation tax return credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	45,110	2,219
Remeasurements of defined benefit plans		40,228	17,281
Gain on disposal of treasury shares		(50)	(40)
Loss on disposal of hybrid bond		678	—
Unappropriated retained earnings		354	—

	~~W~~	86,320	19,460

75

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(c)	The calculated income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Profit before income tax expense	~~W~~	2,234,899	3,354,741
Income tax expense computed at statutory rate		604,235	811,385
Adjustments:
Tax credit		(27,257)	(30,069)
Additional Income tax expense for prior years (Over provisions from prior years)		31,999	(25,245)
Tax effect due to tax investigation		91,028	—
Investment in subsidiaries, associates and joint ventures		475,276	(24,050)
Tax effect due to permanent differences		(14,129)	(44,064)
Deficit not recognized in the past		—	(32,305)
Effect of tax rate change		—	150,554
Others		1,155	2,850

		558,072	(2,329)

Income tax expense	~~W~~	1,162,307	809,056

Effective tax rate (%)		52.0%	24.1%

76

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018				2017
	December 31, 2017		Increase (decrease)	December 31, 2018	December 31, 2016	Increase (decrease)	December 31, 2017
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	(11,778)	391	(11,387)	(10,707)	(1,071)	(11,778)
Reserve for technology developments		(37,583)	37,583	—	(91,153)	53,570	(37,583)
PPE - Depreciation		(10,524)	8,530	(1,994)	(17,793)	7,269	(10,524)
Impairment loss		334,186	(119,473)	214,713	350,453	(16,267)	334,186
Prepaid expenses		19,950	(2,773)	17,177	19,658	292	19,950
PPE - Revaluation		(1,823,520)	(49,800)	(1,873,320)	(1,517,978)	(305,542)	(1,823,520)
Gain or loss on foreign currency translation		(29,227)	4,597	(24,630)	10,797	(40,024)	(29,227)
Defined benefit obligations		294,112	45,349	339,461	239,377	54,735	294,112
Plan assets		(304,920)	(42,894)	(347,814)	(269,257)	(35,663)	(304,920)
Accrued revenue		(3,554)	(573)	(4,127)	(2,586)	(968)	(3,554)
Others		288,844	20,968	309,812	228,593	60,251	288,844

		(1,284,014)	(98,095)	(1,382,109)	(1,060,596)	(223,418)	(1,284,014)

Deferred tax from deficit and tax credit
Deficit carried over		28,200	(13,831)	14,369	—	28,200	28,200
Tax credit carry-forward		—	—	—	82,212	(82,212)	—

		28,200	(13,831)	14,369	82,212	(54,012)	28,200

Deferred income taxes recognized directly to equity
Changes in fair value of equity investments at fair value through other comprehensive income		(87,332)	165,922	78,590	(89,551)	2,219	(87,332)
Remeasurements of defined benefit plans		69,250	40,228	109,478	51,969	17,281	69,250

		(18,082)	206,150	188,068	(37,582)	19,500	(18,082)

	~~W~~	(1,273,896)	94,224	(1,179,672)	(1,015,966)	(257,930)	(1,273,896)

77

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(e)	Deferred tax assets (liabilities) as of December 31, 2018 and 2017 are as follows:

(in millions of Won)	2018				2017
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	~~W~~	—	(11,387)	(11,387)	—	(11,778)	(11,778)
Reserve for technology developments		—	—	—	—	(37,583)	(37,583)
PPE - Depreciation		19,114	(21,108)	(1,994)	19,594	(30,118)	(10,524)
Impairment loss		214,713	—	214,713	334,186	—	334,186
Prepaid expenses		17,177	—	17,177	19,950	—	19,950
PPE - Revaluation		—	(1,873,320)	(1,873,320)	—	(1,823,520)	(1,823,520)
Gain or loss on foreign currency translation		120,861	(145,491)	(24,630)	113,051	(142,278)	(29,227)
Defined benefit obligations		339,461	—	339,461	294,112	—	294,112
Plan assets		—	(347,814)	(347,814)	—	(304,920)	(304,920)
Accrued revenue		—	(4,127)	(4,127)	—	(3,554)	(3,554)
Others		350,430	(40,618)	309,812	328,209	(39,365)	288,844

		1,061,756	(2,443,865)	(1,382,109)	1,109,102	(2,393,116)	(1,284,014)

Deferred tax from deficit and tax credit
Deficit carried over		14,369	—	14,369	28,200	—	28,200

Deferred income taxes recognized directly to equity
Changes in fair value of equity investments at fair value through other comprehensive income		167,795	(89,206)	78,590	60,640	(147,972)	(87,332)
Remeasurements of defined benefit plans		109,478	—	109,478	69,250	—	69,250

		277,273	(89,206)	188,068	129,890	(147,972)	(18,082)

	~~W~~	1,353,398	(2,533,071)	(1,179,672)	1,267,192	(2,541,088)	(1,273,896)

78

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

35. Earnings per Share

Basic and diluted earnings per share for the years ended December 31, 2018 and 2017 were as follows:

(in Won, except per share information)	2018		2017
Profit for the period	~~W~~	1,072,591,562,885	2,545,685,288,495
Interests of hybrid bonds, net of tax		(17,720,986,299)	(33,048,799,997)
Weighted-average number of common shares outstanding(*1)		80,000,606	79,998,600
Basic and diluted earnings per share	~~W~~	13,186	31,409

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	2018	2017
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,186,229)	(7,188,235)

Weighted-average number of common shares outstanding	80,000,606	79,998,600

Since there were no potential shares of common stock which had dilutive effects as of December 31, 2018 and 2017, diluted earnings per share is equal to basic earnings per share.

79

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

36. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2018 and 2017 were as follows:

1)	For the year ended December 31, 2018

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	7,827	97	—	322,92	47	36,428
POSCO COATED & COLOR STEEL Co., Ltd.		476,105	2,725	—	—	9,211	1,434
POSCO ICT(*4)		2,624	7,479	53	341,472	34,376	196,199
eNtoB Corporation		12	60	377,198	27,508	390	31,455
POSCO CHEMTECH		417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY CO., LTD.		206,638	1,445	—	—	—	—
POSCO DAEWOO Corporation		5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited		299,450	5,335	10,115	—	—	71
POSCO America Corporation		336,366	—	—	—	—	2,486
POSCO Canada Ltd.		—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.		1,857,665	258	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.		188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.		1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.		273,573	162	—	—	—	8
POSCO MEXICO S.A. DE C.V.		299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited		563,618	590	—	—	—	156
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		196,095	—	2,616	—	—	5
Others(*5)		1,158,124	44,271	456,805	31,787	264,059	140,870

		13,472,121	143,257	2,931,619	427,351	688,024	428,236

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		10,904	240	3,166	215,023	24,192	10,257
SNNC		5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center		61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	810,196	—	—	—
Others		14,199	54,750	64,334	—	—	5

		92,189	59,098	1,436,121	215,023	24,192	10,342

	~~W~~	13,564,310	202,355	4,367,740	642,374	712,216	438,578

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2018, the Company provided guarantees to related parties (Note 22).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)

There was a cash loan of 2,950 million won for Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, during the year ended December 31, 2018. As of December 31, 2018, the Company recognized allowance for doubtful accounts for the whole amount of corresponding loan receivable.

80

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

2)	For the year ended December 31, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3,328	71	—	151,639	32	18,352
POSCO Processing&Service		298,589	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		417,369	3,533	—	—	8,483	106
POSCO ICT		1,697	5,097	—	315,748	29,773	183,141
eNtoB Corporation		1	30	330,921	8,215	139	26,023
POSCO CHEMTECH		359,862	33,076	479,896	23,043	296,296	6,860
POSCO ENERGY CO., LTD.		179,966	1,456	—	—	—	2
POSCO DAEWOO Corporation		5,214,127	35,182	550,258	221	44,108	1,948
POSCO Thainox Public Company Limited		218,005	9,780	10,168	—	—	—
POSCO America Corporation		345,225	—	90	—	—	1,776
POSCO Canada Ltd.		439	690	278,915	—	—	—
POSCO Asia Co., Ltd.		1,949,354	1,454	365,025	337	1,625	4,982
Qingdao Pohang Stainless Steel Co., Ltd.		161,803	—	—	—	—	176
POSCO JAPAN Co., Ltd.		1,436,159	20	26,256	621	—	44,829
POSCO MEXICO S.A. DE C.V.		276,387	—	—	—	—	1,749
POSCO Maharashtra Steel Private Limited		467,206	—	—	—	—	65
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		192,467	—	—	—	—	—
Others		1,145,123	10,058	262,828	25,271	240,687	118,577

		12,667,107	100,448	2,417,985	529,690	629,452	408,990

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		2,947	112	5,487	300,041	20,718	19,763
SNNC		6,734	712	554,151	—	—	4
POSCO-SAMSUNG-Slovakia Processing Center		52,779	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	697,096	—	—	—
CSP - Compania Siderurgica do Pecem		7,384	—	159,501	—	—	—
Others		14,943	52,582	79,103	—	—	3

		84,787	53,406	1,495,338	300,041	20,718	19,770

	~~W~~	12,751,894	153,854	3,913,323	829,731	650,170	428,760

81

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	The related account balances of significant transactions with related companies as of December 31, 2018 and 2017 are as follows:

1)	December 31, 2018

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	57	5,181	5,238	—	52,775	438	53,213
POSCO COATED & COLOR STEEL Co., Ltd.		55,598	317	55,915	—	25	1,194	1,219
POSCO ICT		—	229	229	1,572	112,960	8,717	123,249
eNtoB Corporation		—	—	—	12,160	44,937	11	57,108
POSCO CHEMTECH		40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY CO., LTD.		22,163	1,700	23,863	—	—	1,425	1,425
POSCO DAEWOO Corporation		437,554	1,055	438,609	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited		71,189	—	71,189	467	71	—	538
POSCO America Corporation		14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.		480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.		52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.		101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited		390,413	1,428	391,841	—	—	—	—
Others		379,949	54,406	434,355	33,187	36,587	85,745	155,519

		2,044,940	69,466	2,114,406	75,297	308,182	121,846	505,325

Associates and jointventures
POSCO PLANTEC Co., Ltd.		249	9	258	3,274	34,803	—	38,077
SNNC		541	60	601	22,188	—	—	22,188
Others		917	—	917	23,215	76	—	23,291

		1,707	69	1,776	48,677	34,879	—	83,556

	~~W~~	2,046,647	69,535	2,116,182	123,974	343,061	121,846	588,881

2)	December 31, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,908	2,910	—	21,965	674	22,639
POSCO COATED & COLOR STEEL Co., Ltd.		58,184	324	58,508	—	5	504	509
POSCO ICT		55	217	272	1,458	72,586	27,009	101,053
eNtoB Corporation		—	—	—	12,252	31,899	20	44,171
POSCO CHEMTECH		61,810	3,589	65,399	51,774	20,313	17,568	89,655
POSCO ENERGY CO., LTD.		33,239	1,673	34,912	—	—	1,425	1,425
POSCO DAEWOO Corporation		483,915	12,739	496,654	10,213	2,145	5,794	18,152
POSCO Thainox Public Company Limited		57,826	—	57,826	1,204	—	—	1,204
POSCO America Corporation		5,365	—	5,365	—	—	—	—
POSCO Asia Co., Ltd.		404,857	541	405,398	9,811	24	—	9,835
Qingdao Pohang Stainless Steel Co., Ltd.		31,693	—	31,693	—	—	—	—
POSCO MEXICO S.A. DE C.V.		55,695	530	56,225	—	—	—	—
POSCO Maharashtra Steel Private Limited		392,630	5,733	398,363	—	—	—	—
Others		384,385	49,403	433,788	15,038	59,575	31,118	105,731

		1,969,656	77,657	2,047,313	101,750	208,512	84,112	394,374

Associates and jointventures
POSCO PLANTEC Co., Ltd.		1,946	9	1,955	3,842	15,723	—	19,565
SNNC		648	61	709	49,506	3	—	49,509
Others		8,350	904	9,254	824	—	—	824

		10,944	974	11,918	54,172	15,726	—	69,898

	~~W~~	1,980,600	78,631	2,059,231	155,922	224,238	84,112	464,272

(c)	For the years ended December 31, 2018 and 2017, details of compensation to key management officers were as follows:

(in millions of Won)	2018		2017
Short-term benefits	~~W~~	44,931	45,489
Long-term benefits		6,485	4,368
Retirement benefits		12,308	14,593

	~~W~~	63,724	64,450

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

82

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

37. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

The management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

The management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of obligation.

(b)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2018, 100 million tons of iron ore and 14 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

83

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

As of December 31, 2018, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 6.49 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2018, the ending balance of the borrowing amounts to USD 1.02 million.

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY CO., LTD. under construction of new power plant.

The Company provides a supplementary fund of up to ~~W~~9.8 billion to the Company’s subsidiary, Busan E&E Co,. Ltd., at the request of creditors such as the Korea Development Bank.

The company provides a supplementary funding for the purpose of promoting the Suncheon Bay PRT business of Suncheon Eco Trans Co., Ltd., a subsidiary of the Company, at the request of creditors. On November 2018, creditors sued the company for subrogation based on a supplemental funding agreement. The company recognized the provision based on the estimate of the amount and the possibility of any outflows of resources due to the litigation.

(c)	As of December 31, 2018, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(d)	Litigation in progress

The Company is involved in 27 lawsuits, claim for employee right, and claim for subrogation of the Suncheon Bay PRT business aggregating to ~~W~~74.7 billion as defendant as of December 31, 2018, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~8 billion for two of 27 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company does not believe it has a present obligation as of December 31, 2018.

84

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

38. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2018 and 2017 were as follows:

(in millions of Won)	2018		2017
Trade accounts and notes receivable, net	~~W~~	(102,920)	(706,458)
Other accounts receivable		14,700	35,409
Inventories		(745,730)	(542,819)
Prepaid expenses		1,710	(4,326)
Other current assets		3,103	(511)
Long-term guarantee deposits		(22)	(145)
Other non-current assets		751	60
Trade accounts and notes payable		84,883	(54,063)
Other accounts payable		103,295	(10,525)
Accrued expenses		46,550	(6,412)
Advances received		(2,210)	21,108
Withholdings		(3,108)	(4,024)
Unearned revenue		4,270	(1,125)
Other current liabilities		47,670	(6,576)
Derivative liabilities		(9,632)	—
Payments of severance benefits		(121,100)	(116,385)
Plan assets		(135,639)	58,097
Other non-current liabilities		—	(19)

	~~W~~	(813,429)	(1,338,714)

85

POSCO

Notes to the Separate Financial Statements, continued

As of December 31, 2018

(b)	Changes in liabilities arising from financial activities for the years ended December 31, 2018 and 2017 were as follows:

1)	December 31, 2018

(in millions of Won)	Liabilities					Derivatives that hedge long-term borrowings
	Short-term borrowings		long-term borrowings	Dividend payable	Long-term financial liabilities
Beginning	~~W~~	383,976	3,517,248	4,671	86,377	84,466
Changes from financing cash flows		92,744	198,250	(706,351)	(14,937)
The effect of changes in foreign exchange rates		(109)	77,410	—	258	—
Changes in fair values		—	—	—	—	(50,987)
Other changes:
Decrease in retained earnings		—	—	704,444	—	—
Amortization of discount on debentures issued		—	1,451	—	—	—
Increase in finance lease assets		—	—	—	81,048	—

Ending	~~W~~	476,611	3,794,359	2,764	152,746	33,479

2)	December 31, 2017

(in millions of Won)	Liabilities					Derivatives that hedge long-term borrowings
	Short-term borrowings		long-term borrowings	Dividend payable	Long-term financial liabilities
Beginning	~~W~~	331,370	3,811,484	4,793	93,150	(70,613)
Changes from financing cash flows		54,242	(58,144)	(863,701)	(6,618)	—
The effect of changes in foreign exchange rates		(1,636)	(239,468)	—	(155)	—
Changes in fair values		—	—	—	—	155,079
Other changes:
Decrease in retained earnings		—	—	863,579	—	—
Amortization of discount on debentures issued		—	3,376		—	—

Ending	~~W~~	383,976	3,517,248	4,671	86,377	84,466

39. Events after the Reporting Period

Through the resolution of the board of directors on August 22, 2018, the Company decided to acquire POSCO Processing&Service, a subsidiary, and merged with POSCO Processing&Service on January 1, 2019 as a merger date. The purpose of the business combination is to promote management rationalization by streamlining fund management, streamlining operations of POSCO Processing&Service and subsidiaries, and enhancing shareholder value based on merger synergies.

86